0000785677



Suppl.

83-4


SEC MAIL PROCESSING
RECEIVED
MAR 08 2011
WASH. D.C.
189
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF
AFRICAN DEVELOPMENT BANK

In respect of its

USD1,000,000,000 2.50 per cent Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AFDB

DATED: FEBRUARY 25, 2011

The following information regarding the 2.50 per cent. Global Notes due 15 March 2016 (herein referred to as the "**Notes**") of the African Development Bank (the "**Bank**") is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Pricing Supplement (attached hereto as Exhibit A) and an Information Memorandum (attached hereto as Exhibit B).

Item 1. Description of Obligations

(a) through (h)

See the Information Memorandum, pages 10-24 and the Pricing Supplement.

(i) Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB.

Item 2. Distribution of Obligations

(a) See the Pricing Supplement under the caption "Distribution", items 36-38.

On February 23, 2011 the Bank entered into a Subscription Agreement with Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, HSBC Bank plc and J.P. Morgan Securities Ltd. (herein referred to as the "**Lead Managers**") and BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Mizuho International plc and Standard Chartered Bank (herein referred to as the "**Co-Lead Managers**" and, together with the Lead Managers, the "**Managers**"), upon the terms set forth in said Subscription Agreement (attached hereto as Exhibit C).

(b) See the Information Memorandum, page 3, and the Pricing Supplement, item 36(b). The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD1,000,000,000.

(c) Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Proceeds to the Bank*
Per Unit	99.843%	0.125%	99.718%
Total	$998,430,000	U.S.$1,250,000	$997,180,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

A management and underwriting commission of 0.125% was paid.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees**	$120,000
Total	$120,000

Item 6. Application of Proceeds

See the Information Memorandum page 27.

Item 7. Exhibits

A. Copy of Pricing Supplement, dated February 23, 2011.

B. Copy of Information Memorandum, dated September 8, 2009.

C. Copy of the Subscription Agreement, dated February 23, 2011.

D. Copy of Opinion dated February 25, 2011, of the General Counsel and Director, Legal Services Department of the Bank, as to the legality of the Notes.

---

* Without deducting expenses of the Bank

** The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2011 Borrowing Programme.

EXHIBIT A

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011.
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable

24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late	Not Applicable

payment:

31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable
44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would	No

allow Eurosystem eligibility:

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:



By: ______________________________

Duly Authorised

EXHIBIT B

INFORMATION MEMORANDUM


BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT BANK

African Development Bank

Global Debt Issuance Facility

For issues of Notes with maturities of one day or longer

This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the Euro MTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to the official list of the Luxembourg Stock Exchange (the "Official List") and to trading on the regulated market of the Luxembourg Stock Exchange. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. References in this Information Memorandum to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange's regulated market. The Facility provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Bank and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Facility. The applicable Pricing Supplement in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Information Memorandum supersedes and replaces the Information Memorandum dated 8 July 2008.

Arranger

Citi

Dealers

Australia and New Zealand Banking Group Limited
Barclays Capital
Citi
Credit Suisse
Goldman Sachs International
J.P. Morgan
Mizuho International plc
Nomura International
Société Générale Corporate & Investment Banking
Standard Chartered Bank

BofA Merrill Lynch
BNP PARIBAS
Commerzbank
Daiwa Securities SMBC Europe
HSBC
Mitsubishi UFJ Securities International plc
Morgan Stanley
Shinkin International
Standard Bank
TD Securities

Information Memorandum dated 8 September 2009

The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Bank in connection with the Programme.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 8 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, United States persons.

Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "€" are to the lawful currency of the Member States of the European Union that have adopted the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Pricing Supplement (or any person(s) acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the Pricing Supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or any agent of such Stabilising Manager(s)) in accordance with all applicable laws and rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i) the most recent publicly available information statement (the "Information Statement") of the Bank, beginning with the Information Statement dated 10 August 2009;

(ii) the most recently published financial statements and reports of the independent auditors of the Bank contained in the annual reports of the Bank;

(iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

(iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

TABLE OF CONTENTS

SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 24 hereof.

Issuer	African Development Bank.
Arranger	Citigroup Global Markets Limited.
Dealers	Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.
Issuing and Paying Agent	Citibank, N.A. and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Registrar	Citibank, N.A. and/or such other registrar as may be specified in the relevant Pricing Supplement.
Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Listing Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Facility Amount	Notes may be issued and outstanding in an unlimited aggregate principal amount.
Availability	The Facility will be continuously available and will be uncommitted.
Form of Notes	The Notes may be issued in bearer form or in registered form. Notes in registered form may not be exchanged for Notes in bearer form. Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited (if the Notes are not intended to be issued in NGN form) with a common depositary for Euroclear Bank SA/NV, ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system or (if the Notes are intended to be issued in NGN form) with a common safekeeper for Euroclear or Clearstream, Luxembourg. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms. Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.
Clearing Systems	Notes shall be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust Company and, outside the United States, the systems operated by Euroclear, Clearstream, Luxembourg and, in Australia, the system operated by Austraclear Limited.

Status of Notes	Notes may be issued as senior notes ("Senior Notes") or subordinated notes ("Subordinated Notes") and will be direct, unsecured and general obligations of the Bank. The Senior Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.
Interest Rates	Notes may be interest bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.
Variable Coupon Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at a discount to par and will not bear interest.
Variable Redemption Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Other Notes	Terms applicable to High Interest Notes, Low Interest Notes, Step-up Notes, Step-Down Notes, Dual Currency Notes, Reverse Dual Currency Notes, Optional Dual Currency Notes, Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.
Negative Pledge	The Notes have the benefit of a negative pledge in respect of Relevant Indebtedness as more fully described under "Terms and Conditions of the Notes".
Events of Default	The events of default under the Notes are as specified below under "Terms and Conditions of the Notes".
Cross Default	Notes will be issued with the benefit of a cross-default provision, as described under "Terms and Conditions of the Notes".
Currencies	Notes may be denominated in such currency or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including, without limitation, the Euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the Singapore Dollar, the Swiss Franc, the Australian Dollar and the New Zealand Dollar), subject to compliance with all applicable legal or regulatory requirements.

Issuance in Series	Notes will be issued in a series (each a "Series"). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may comprise one or more tranches ("Tranches" and each, a "Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.
Issue Price	Notes may be issued at par or at a discount or premium to par. Partly paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Maturity of Notes	Notes may be issued with maturities of one day or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.
Denominations	Notes will be issued in such denominations as may be agreed between the Bank and the relevant Dealer and as specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.
Early Redemption	Early redemption will be permitted only to the extent specified in the relevant Pricing Supplement and then only subject to any applicable legal or regulatory limitations.
Redemption	Notes may be redeemable at par or at such other redemption amount as may be specified in the relevant Pricing Supplement.
Taxation	Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.
Governing Law	The Notes, all related contractual documentation and any non-contractual obligations arising out of or in connection with the Notes or such related contractual documentation will be governed by, and construed in accordance with, English law, except as otherwise specified in the relevant Pricing Supplement.
Listing and Trading	Each Series of Notes may be listed and traded on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.
Terms and Conditions	The terms and conditions applicable to each Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such Series, and will be specified in the relevant Pricing Supplement. The Terms and Conditions applicable to each Series will therefore be those set out on pages 10 to 24 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.
Enforcement of Notes in Global Form	In the case of Notes in global form, individual investors' rights will be governed by a Deed of Covenant dated 8 September 2009 and available for inspection at the specified office of the Issuing and Paying Agent.

Pricing Supplements	The commercial terms of each trade will be set forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and (ii) act as a mechanism for listing the Notes. For the purpose of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive, all references in this document to "Pricing Supplement" should be read and construed as references to "Final Terms".
Selling Restrictions	The Dealers have undertaken to comply with appropriate UK, US, Australian and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1. General

Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an issuing and paying agency agreement dated 8 September 2009 (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York Mellon as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York Mellon in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale à Luxembourg, société anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale à Luxembourg, société anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Couponholders" and the "Coupons", respectively), appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "Talons") for further Coupons are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2. Form, Denomination and Title

The Notes will be issued in bearer form or in registered form and, in the case of Definitive Notes, serially numbered, in the Specified Denomination (as specified below) and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon. In these Conditions, "Specified Denominations" means the denomination or denominations specified on such Note.

Bearer Notes

Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

(i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

(ii) if so specified in the relevant Pricing Supplement, definitive notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement provided such period is no more than 60 days, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

(i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

(ii) any of the circumstances described in Condition 8 has occurred and is continuing.

In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 8 September 2009 and executed and delivered by the Bank in relation to the Notes.

Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes, Coupons or Talons signify the bearers of such Bearer Notes, such Coupons or such Talons.

The Holder of any Bearer Note, Coupon or Talon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a

denomination of more than US$500,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 5, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3. Status, Negative Pledge and Undertaking

Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank *pari passu* and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu*

without any preference one above the other by reason of priority of date of issue, currency, payment or otherwise with Senior Notes of the Bank.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any Relevant Indebtedness issued, assumed or guaranteed by the Bank, unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such Relevant Indebtedness.

In these Conditions:

Relevant Indebtedness means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market having an original maturity of more than one year from its original date of issue.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of, or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such call proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account, provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to the obligation of the Bank in respect of Senior Notes in right of payment and, accordingly, the Bank will not make any payment to the holders of Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or are adequately (in the opinion of the Board of Directors of the Bank), provided for. The Bank shall within a reasonable time of any such call apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately (in the opinion of the Board of Directors of the Bank) provide for, all of the Senior Notes outstanding at the date of such call. Notwithstanding the foregoing the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4. Interest

Each Fixed Rate Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

Each Floating Rate Note and Index Linked Interest Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

ISDA Determination for Floating Rate Notes: Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph, "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Pricing Supplement

(y) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

Screen Rate Determination for Floating Rate Notes: Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of

Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield as provided in the relevant Pricing Supplement.

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to this Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under the Conditions.

If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the

nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

As soon as practicable after the Relevant Time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to this Condition 4, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 8, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

Calculation Agent and Reference Banks: The Bank shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Bank shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

Interest — Supplemental Provision

The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest bearing.

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET2 system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/Actual (ISDA)" or "Actual/Actual" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified in the relevant Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Pricing Supplement in relation to Notes other than Fixed Rate Notes, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30

(vi) if "30/360" is specified in the relevant Pricing Supplement in relation to Fixed Rate Notes, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360;

(vii) if "30E/360" or "Eurobond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30

(viii) if "30E/360 (ISDA)" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30

(ix) if "Actual/Actual-ICMA" is specified in the relevant Pricing Supplement,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such in the relevant Pricing Supplement or, if none is so specified, the Interest Payment Date

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if

appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4.

"TARGET2 System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System or any successor thereto.

5. Redemption and Purchase

Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons in the open market, by private treaty, tender offer or otherwise. Any Notes or Coupons so purchased may be held or resold or, at the discretion of the Bank, delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 5, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

Optional Early Redemption (Put)

If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series by giving to the Bank, in accordance with Condition 11, not less than 15 nor more than 30 days' notice of its intention to exercise the option, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal

amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

If the relevant Pricing Supplement so specifies, then the Bank may, having given:

(i) not less than 15 nor more than 30 days' notice to the Holders of the Notes in accordance with Condition 11; and

(ii) not less than 15 days before the giving of the notice referred to in (i) above, notice to the Issuing and Paying Agent, and

subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

(i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

(ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or by a reduction in nominal amount, at their discretion); and

(iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) *pro rata* to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 2 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6. Payments

Bearer Notes

Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents outside the United States.

Payment of amounts due in respect of interest on Bearer Notes will be made:

(i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

(ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

(iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

Payments of interest in US dollars in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that such payments may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Bank.

No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which either the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment or, if the face value of the missing unmatured Coupons cannot be determined, the missing unmatured Coupons will become void. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking

Day before the due date for such payment (the "Record Date") provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a payment in euro, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately preceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

7. Prescription

Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8. Repayment in the Event of Default

Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Côte d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes and such failure continues for a period of 90 days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for 90 days,

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all the defaults in relation to such Notes shall have been cured.

9. Replacement of Notes and Coupons

If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10. Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of Coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11. Notices

Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the *Financial Times*) and (ii) so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made.

Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Côte d'Ivoire (Attention: Vice President for Finance)); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12. Further Issues

The Bank may from time to time, without the consent of the Noteholders or Couponholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13. Governing Law and Jurisdiction

The Notes, the Coupons, the Issuing and Paying Agency Agreement and any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes, the Coupons or the Issuing and Paying Agency Agreement, including any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement, ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Each Series of Notes in bearer form will initially be represented by a Temporary Global Note in bearer form without Coupons which will:

(i) if the Global Notes are intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Notes to a common safekeeper (the "Common Safekeeper") for Euroclear and Clearstream, Luxembourg; and

(ii) if the Global Notes are not intended to be issued in NGN form, be delivered to a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or prior to the original issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date of the Series represented by such Temporary Global Note upon certification as to non-US beneficial ownership. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

In the event that a Global Note is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. A Noteholder who holds a principal amount of less than the minimum Specified Denomination will not receive a Definitive Note in respect of such holding and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Payments

No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership. All payments in respect of

Notes represented by a Global Note will be made, if the Global Note is not intended to be issued in NGN form, against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

Notices

So long as any Notes are represented by a Global Note and such a Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Terms and Conditions or by delivery of the relevant notice to the holder of the Global Note.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Interest Rate Risks

An investment in Notes the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Bank at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Bank and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Structure Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors – Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the

future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and, in the case of Structured Notes, the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity and/or investors who are required to use the mark to market valuation of their holding of the Notes for accounting purposes.

Exchange Rate Risks and Exchange Controls

As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency

(the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Minimum Specified Denominations

In relation to any issue of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such case a Noteholder who, as a result of such trading amounts, holds a principal amount of less than the minimum Specified Denomination (as defined in the Terms and Conditions) will not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

TAXATION

GENERAL

Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Facility, and the relevant Pricing Supplement may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Notes as are issued thereunder. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and Issue Price (as defined below under "*Original Issue Discount – General*") and that will hold the Notes as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Bank; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder. Moreover, the summary deals only with Notes with a term of 30 years or less. The U.S. federal income tax consequences of owning Notes with a longer term may be discussed in the applicable Pricing Supplement.

This summary is based on the U.S. Internal Revenue Code of 1986 (the "Code"), proposed, temporary and final U.S. Treasury regulations (together, the "U.S. Treasury Regulations") promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Information Memorandum. All of the foregoing are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes, Notes with long maturities or, in some cases, Subordinated Notes may be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its tax adviser with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its tax adviser with respect to the U.S. state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (y) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "*Original Issue Discount – General*"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

If an interest payment is denominated in, or determined by reference to, a foreign currency, in the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

In the case of (i) a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and (ii) a cash basis U.S. Holder required to accrue OID (as defined below) in respect of any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).

Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "*Original Issue Discount – Variable Rate Notes*".

In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an "instalment obligation") will be treated as a Discount Note if the excess of the Note's stated redemption price at maturity over its issue price is equal to or greater than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the weighted average maturity of the Note. A Note's weighted average maturity is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. Unless the election described below under "*Election to Treat All Interest as OID*" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to

the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated *pro rata* on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a Note (other than a Note that is subject to the CPDI Regulations, as described below) that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "*Payments of Interest*" above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Note or a sale or disposition of the Note), a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Fungible Issue. The Issuer may, without the consent of the Holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed-Linked Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date (or, in the case of an instalment obligation, the weighted average maturity) and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate"; and (c) the Note does not provide for any principal payments that are contingent (other than as described in (a) above).

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not

more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the Bank or a related party (such as dividends, profits or the value of the Bank's stock). A variable rate will not fail to be an objective rate merely because it is based on the credit quality of the Issuer. A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note which is unconditionally payable in cash or property (other than debt instruments of the Bank) at least annually will constitute qualified stated interest and will be taxed accordingly. The amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of (i) a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or, (ii) in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not otherwise exempt from the contingent payment debt instrument rules, then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a

contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously accrued on the Note. The "comparable yield" is the annual yield that the Bank would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

Under the non-contingent bond method, the Bank would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must include each non-contingent payment and an estimated amount for each contingent payment, and must produce the comparable yield. The comparable yield and Schedule will be available from the Bank by submitting a written request for such information to Vice President, Finance, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia, Telephone: +216 71 102 803, Fax: +216 71 330 598 and E-mail: mtn-desk@afdb.org and back-office@afdb.org.

THE COMPARABLE YIELD AND SCHEDULE WILL NOT BE DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF CONTINGENT NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND WILL NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO THE HOLDERS OF THE NOTES.

The use of the comparable yield and the calculation of the Projected Payments will be based upon a number of assumptions and estimates and will not be a prediction, representation or guarantee of the actual amounts of interest that may be paid to a U.S. Holder or the actual yield of the Notes. A U.S. Holder will generally be bound by the comparable yield and the Schedule determined by the Bank, unless the U.S. Holder determines its own comparable yield and projected payment schedule and explicitly discloses such schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. The Issuer's determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other comparable yield or projected payment schedule should be used instead.

If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). Any negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. Holder has a net positive or negative adjustment for that year. However, any negative adjustment that is carried forward to a taxable year in which the Contingent Note is sold, exchanged or retired, to the extent not applied to OID accrued for such year, reduces the U.S. Holder's amount realised on the sale, exchange or retirement. As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent

bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part.

Special rules apply to determine the accrual of OID, and the amount, timing, source and character of any gain or loss on a Note subject to the CPDI regulations that is denominated in a foreign currency (a "Foreign Currency Contingent Note"), including certain non-contingent Notes whose payments are denominated in, or are determined by reference to, more than one foreign currency. The rules applicable to Foreign Currency Contingent Notes are complex, and U.S. Holders are urged to consult their tax advisers concerning the application of these rules.

Under these rules, a U.S. Holder of a Foreign Currency Contingent Note will generally be required to accrue OID in the foreign currency in which the Foreign Currency Contingent Note is denominated (i) at a yield at which the Bank would issue a fixed rate debt instrument denominated in the same foreign currency with terms and conditions similar to those of the Foreign Currency Contingent Note, and (ii) in accordance with a projected payment schedule determined by the Bank, under rules similar to those described above. The amount of OID on a Foreign Currency Contingent Note that accrues in any accrual period will be the product of the comparable yield of the Foreign Currency Contingent Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Foreign Currency Contingent Note. The adjusted issue price of a Foreign Currency Contingent Note will generally be determined under the rules described above, and will be denominated in the foreign currency of the Foreign Currency Contingent Note.

OID on a Foreign Currency Contingent Note will be translated into U.S. dollars under translation rules similar to those described above under "*Payments of Interest*". Any positive adjustment (i.e. the excess of actual payments over projected payments) in respect of a Foreign Currency Contingent Note for a taxable year will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account or, if earlier, the date on which the Foreign Currency Contingent Note is disposed of. The amount of any negative adjustment on a Foreign Currency Contingent Note (i.e. the excess of projected payments over actual payments) that is offset against accrued but unpaid OID will be translated into U.S. dollars at the same rate as which such OID was accrued. To the extent a net negative adjustment exceeds the amount of accrued but unpaid OID, the negative adjustment will be treated as offsetting OID that has accrued and been paid on the Foreign Currency Contingent Note, and will be translated into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. Any net negative adjustment carry forward will be carried forward in the relevant foreign currency.

Prospective purchasers should consult their tax advisers regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Facility.

Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Solely for the purposes of determining whether such a Note has OID, the Bank will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note. Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their tax advisers, since the OID consequences of acquiring, holding, and disposing of such Notes will depend, in part, on the particular terms and features of the purchased Notes.

Short-Term Notes. Short Term Notes (i.e., Notes that have a fixed maturity of one year or less) will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Note on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note. This election will apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "*Original Issue Discount – General*" with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. However, if this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisers concerning the propriety and consquences of this election.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount (or, for a Discount Note, its stated redemption price at maturity) may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and any such bond premium that is taken into account currently will reduce interest income in units of foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the amount offset multiplied by the difference between the spot rate in effect on the date of the offset, and the spot rate in effect on the date the Notes were acquired by the U.S. Holder. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Notes other than Contingent Payment Notes and Foreign Currency Contingent Notes. A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the

sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date of sale, retirement or disposition of the Note or (2) in the case of a Note traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "*Original Issue Discount-General*". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments).

Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to significant limitations).

Contingent Notes. Gain from the sale or retirement of a Contingent Note will be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total interest inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss realised by a U.S. Holder on the sale or retirement of a Contingent Note will generally be foreign source.

A U.S. Holder's tax basis in a Contingent Note will generally be equal to its cost, increased by the amount of interest previously accrued with respect to the Note (determined without regard to any positive or negative adjustments reflecting the difference between actual payments and Projected Payments), increased or decreased by the amount of any positive or negative adjustment that the Holder is required to make to account for the difference between the Holder's purchase price for the Note and the adjusted issue price of the Note at the time of the purchase, and decreased by the amount of any Projected Payments scheduled to be made on the Note to the U.S. Holder through such date (without regard to the actual amount paid).

Foreign Currency Contingent Notes. Upon a sale, exchange or retirement of a Foreign Currency Contingent Note, a U.S. Holder will generally recognise taxable gain or loss equal to the difference between the amount realised on the sale, exchange or retirement and the U.S. Holder's tax basis in the Foreign Currency Contingent Note, both translated into U.S. dollars as described below. A U.S. Holder's tax basis in a Foreign Currency Contingent Note will equal (i) the cost thereof (translated into U.S. dollars at the spot rate on the issue date), (ii) increased by the amount of OID previously accrued on the Foreign Currency Contingent Note (disregarding any positive or negative adjustments and translated into U.S. dollars using the exchange rate applicable to such OID) and (iii) decreased by the projected amount of all prior payments in respect of the Foreign Currency Contingent Note. The U.S. dollar amount of the projected payments described in clause (iii) of the preceding sentence is determined by (i) first allocating the payments to the most recently accrued OID to which prior amounts have not already been allocated and translating those amounts into U.S. dollars at the rate at which the OID was accrued and (ii) then allocating any remaining amount to principal and translating such amount into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. For this purpose, any accrued OID reduced by a negative adjustment carry forward will be treated as principal.

The amount realised by a U.S. Holder upon the sale, exchange or retirement of a Foreign Currency Contingent Note will equal the amount of cash and the fair market value (determined in foreign currency) of any property received. If a U.S. Holder holds a Foreign Currency Contingent Note until its scheduled maturity, the U.S. dollar equivalent of the amount realised will be determined by separating such amount realised into principal and one or more OID components, based on the principal and OID comprising the U.S. Holder's basis, with the amount realised allocated first to OID (and allocated to the most recently accrued amounts first) and any remaining amounts allocated to principal. The U.S. dollar equivalent of the amount realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be determined in a similar manner but will first be allocated to principal and then any accrued OID (and will be allocated to the earliest accrued amounts first). Each component of the amount realised will be translated into U.S. dollars using the exchange rate used with respect to the corresponding principal or accrued OID. The amount of any gain realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be equal to the excess of the amount realised over the holder's tax basis, both expressed in foreign currency, and will be translated into U.S. dollars using the spot rate on the payment date. Gain from the sale or retirement of a Foreign Currency Contingent Note will generally be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total OID inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss (other than loss treated as capital loss) realised by a U.S. Holder on the sale or retirement of a Foreign Currency Contingent Note will generally be foreign source. Any capital loss will generally be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of Foreign Currency Contingent Notes.

A U.S. Holder will also recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the receipt of foreign currency in respect of a Foreign Currency Contingent Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to the principal or accrued OID to which such payment relates.

Disposition of Foreign Currency

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of a Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income and other tax consequences of owning Notes.

Taxation provisions of the Agreement

The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes that are paid to U.S. Holders and are made within the United States or by certain U.S. or U.S.-controlled paying agents. The Bank is not subject to

the reporting requirements, and the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders if such returns are otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9, will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their tax advisors regarding the applicability and consequences of information reporting and backup withholding.

A U.S. taxpayer that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. Holder may be required to treat a foreign currency exchange loss from the Notes as a reportable transaction if the loss exceeds U.S.$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. In the event the acquisition, holding or disposition of Notes constitutes participation in a reportable transaction for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Accordingly, if a U.S. Holder realises a loss on any Note (or, possibly, aggregate losses from the Notes) satisfying the monetary thresholds discussed above, the U.S. Holder could be required to file an information return with the IRS, and failure to do so may subject the U.S. Holder to the penalties described above. In addition, the Issuer and its advisers may also be required to disclose the transaction to the IRS, and to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Notes.

RELATED DERIVATIVES TRANSACTIONS

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

SUBSCRIPTION AND SALE

Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in a dealer agreement dated 8 September 2009 (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will *inter alia* make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

United Kingdom

Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Dealer has acknowledged that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended the "FIEA"). Accordingly, each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 or 1949, as amended)) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws, regulations and ministerial guidelines of Japan.

Singapore

Each Dealer has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, each Dealer has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

1. to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 (1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;
2. where no consideration is or will be given for the transfer; or
3. where the transfer is by operation of law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been, or will be, lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue, sale or purchase in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia,

unless:

(i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

(ii) such action complies with applicable laws, regulations and directives; and

(iii) such action does not require any documents to be lodged with ASIC.

New Zealand

Each Dealer has acknowledged that the Information Memorandum has not been, nor will be, registered with the New Zealand Registrar of Companies pursuant to the Securities Act 1978 of New Zealand. Accordingly, each Dealer has represented and agreed that:

(a) it has not offered for sale, or transferred, and will not directly or indirectly offer for sale, or transfer, any Notes to any member of the public in New Zealand; and

(b) it will not distribute, publish, deliver or disseminate the Information Memorandum, any pricing supplement or any information or other material that may constitute an advertisement (as defined in the Securities Act 1978 of New Zealand) in relation to any offer of the Securities in New Zealand;

in any such case, other than:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978 of New Zealand;

(b) to persons who are each required to pay a minimum subscription price of at least NZ$500,000.00 for the Notes (disregarding any amount lent by the offeror, the Bank or any associated person of the offeror or the Bank) before the allotment of those Notes; or

(c) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Canada

Each Dealer has acknowledged, represented and agreed that no prospectus in relation to the Notes has been filed with the securities regulatory authority in any province or territory of Canada. The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer has acknowledged, represented and agreed, and each further Dealer appointed under the Facility will be required to represent and agree, that it has not offered, sold or distributed any Notes, directly or indirectly, in Canada or to, or for the benefit of, any resident thereof, except in compliance with applicable securities laws in Canada or any province or territory of Canada.

Each Dealer has agreed not to distribute or deliver the Information Memorandum or any other offering material relating to the Notes, in Canada in contravention of the securities laws of Canada or any province of territory thereof.

Notes offered in Canada may be subject to additional Canadian selling restrictions as the Bank and relevant Dealer may agree as indicated in the relevant Pricing Supplement. Each Dealer will be required to agree that it will offer, sell or distribute such Notes only in compliance with such additional Canadian selling restrictions and only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made.

FORM OF PRICING SUPPLEMENT

Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated [ ]

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of [Aggregate Principal Amount of Series]
[Title of Notes]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum [as so supplemented].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.*]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]], save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	Issuer:	African Development Bank
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ] [Note – where multiple denominations above €50,000 are being used, the following sample wording should be used: "€50,000 and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued in excess of [€99,000].
7.	(i) Issue Date:	[ ]

	(ii) Interest Commencement Date:	[ ]
8.	*Maturity Date:	[*(for Fixed Rate Notes) specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[*specify reference rate*] +/–[ ] per cent. Floating Rate] [Zero Coupon] [Index-Linked Interest] [Dual Currency Interest] [Variable Coupon Amount] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Variable Redemption Amount] [Partly Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/Subordinated]
14.	Listing and Trading:	[The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments/other (*specify*)/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly/other (*specify*)] in arrear]
	(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]][, not adjusted]
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amount which do not correspond with the Fixed Coupon Amount*[(*s*)] and the Interest Payment Date(s) to which they relate]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or other (*specify*)] (*Consider if day count fraction, particularly for Euro denominated issues, should be on an Actual/ Actual basis*)
	(vi) Determination Date(s):	[ ] [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon N.B. only relevant where Day Count Fraction is Actual/ Actual (ICMA)*]

* If the maturity date of the Notes issued in bearer form is one year or less select at No. 44 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
	(i) Interest Period(s):	[ ]
	(ii) Specified Interest Payment Dates:	[ ]
	(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(iv) Business Centre(s):	[ ]
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
	(vi) Interest Period Date(s):	[Not Applicable/*specify dates*]
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Issuing and Paying Agent):	[ ]
	(viii) Screen Rate Determination:	
	– Relevant Time:	[ ]
	– Interest Determination Date:	[[ ] [TARGET] Business Days [in [*specify city for Specified Currency*]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
	– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
	(ix) ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
	– ISDA Definitions (if different from those set out in the Conditions:	[ ]

	(x) Relevant Margin(s):	[+/–][ ] per cent. per annum
	(xi) Minimum Rate of Interest:	[ ] per cent. per annum
	(xii) Maximum Rate of Interest:	[ ] per cent. per annum
	(xiii) Day Count Fraction:	[ ]
	(xiv) Rate Multiplier:	[ ]
	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Amortisation Yield:	[ ] per cent. per annum
	(ii) Day Count Fraction:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ]
19.	**Index-Linked Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(i) Index/Formula:	*[give or annex details]*
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv) Interest Period(s):	[ ]
	(v) Specified Interest Payment Dates:	[ ]
	(vi) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other *(give details)*]
	(vii) Business Centre(s):	[ ]
	(viii) Minimum Rate of Interest:	[ ] per cent. per annum
	(ix) Maximum Rate of Interest:	[ ] per cent. per annum
	(x) Day Count Fraction:	[ ]
20.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	*[give details]*
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
(v) Day Count Fraction:	[ ]
21. **Variable Coupon Amount Notes**:	[Applicable/Not Applicable] [*If applicable, describe provisions*]

PROVISIONS RELATING TO REDEMPTION

22. **Call Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
(iii) If redeemable in part:	
(a) Minimum nominal amount to be redeemed:	[ ]
(b) Maximum nominal amount to be redeemed:	[ ]
(iv) Option Exercise Date(s):	[ ]
(v) Description of any other option of the Bank:	[ ]
(vi) Notice period (if other than as set out in the Conditions):	[ ]
23. **Put Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
(iii) Option Exercise Date(s):	[ ]
(iv) Description of any other Noteholders' option:	[ ]
(v) Notice period (if other than as set out in the Conditions):	[ ]
24. **Final Redemption Amount of each Note**	[Par/*other*/see Appendix]
25. **Early Redemption Amount**	
Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ]
26. **Variable Redemption Amount Notes**:	[Applicable/Not Applicable] [*If applicable, describe provisions*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27. (a) Form of Notes:	
Bearer Notes:	[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Global Note.] [Temporary Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice.] [Permanent Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Bearer Global Note].
Registered Notes:	
Registrar and Transfer Agents	[*Name and specified offices*]
(i) DTC Application	[Yes/No/*give details*]
(ii) Australian Domestic Notes:	[Yes/No] [*If yes, set out relevant provisions*]
[(b) New Global Note:	[Yes/No]]
28. Relevant Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate*]
29. Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
31. Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	[Not Applicable/*give details including of any minimum or maximum instalment amount*]
32. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
33. Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
34. Other terms or special conditions:	[Not Applicable/*give details including any details relevant to Other Notes, being Notes of a type not specifically contemplated elsewhere in this Pricing Supplement*]
35. Governing law:	[English/*please specify*]

DISTRIBUTION

36. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]

37. If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
38. Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

39. ISIN Code:	[ ]
40. Common Code:	[ ]
41. Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
42. Delivery:	Delivery [against/free of] payment
43. Changes to the Agent(s) (if any):	[ ]
44. Applicable TEFRA Rules:	D Rules/Not Applicable
45. Additional United States Federal Income Tax Consequences:	[Not Applicable/*give details*]
46. Intended to be held in a manner that would allow Eurosystem eligibility:	[Yes/No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form*]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since [*insert date of last published audited accounts*].

AUDITORS

The annual accounts of the Bank for the financial years ended [*insert year*] and [*insert year*], respectively, have been audited by [*insert name of auditors*].

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By:______________________________

Duly Authorised

GENERAL INFORMATION

1. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

4. There has been no material adverse change in the financial position of the Bank since 31 December 2008.

5. The annual accounts of the Bank for the financial years ended 31 December 2007 and 31 December 2008, respectively, have been audited by KPMG Audit.

6. For so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at and, (in the case of items (b), (e) and (f) available from) the specified office of the Paying Agent in Luxembourg:

(a) the Dealer Agreement;

(b) the latest Annual Report of the Bank;

(c) the Issuing and Paying Agency Agreement;

(d) the Deed of Covenant;

(e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

(f) the Information Memorandum and any supplements thereto; and

(g) the Information Statement and any amendments or supplements thereto.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg which are the entities in charge of keeping the records. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorise each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

PRINCIPAL OFFICE OF THE BANK

African Development Bank
01 B. P. 1387 Abidjan
Côte d'Ivoire

Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

THE ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

THE DEALERS

Australia and New Zealand Banking Group Limited
Level 2, 20 Martin Place
Sydney NSW 2000
Australia

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
Kaiserstraße 16 (Kaiserplatz)
60311 Frankfurt am Main

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

Shinkin International Ltd.
4th Floor, River Plate House
7-11 Finsbury Circus
London EC2M 7YA

Société Générale
29, Boulevard Haussmann
75009 Paris 17

Standard Bank Plc
20 Gresham Street
London EC2V 7JE

Standard Chartered Bank
6 Battery Road
#03-00
Singapore 049909

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

LEGAL ADVISERS

Legal Department
African Development Bank
Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

To the Issuer as to English law and US Federal law
Linklaters LLP
One Silk Street
London EC2Y 8HQ

To the Dealers as to English law and US Federal Tax law
Allen & Overy LLP
One Bishops Square
London E1 6AD

ISSUING AND PAYING AGENT AND REGISTRAR

Citibank, N.A.
Citigroup Centre
Canary Wharf
London E14 5UB

TRANSFER AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

PAYING AGENTS

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

The Bank of New York Mellon
Rue Montoyerstraat, 46
B-1000 Brussels
Belgium

AUDITORS TO THE BANK

KPMG Audit
1, Cours Valmy
92923 Paris
La Défense Cedex
France

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

RF64051

Printed by Royle Financial Print

EXHIBIT C

SUBSCRIPTION AGREEMENT

To: Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.

(the **Lead Managers**)

and: BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

(the **Co-Lead Managers** and, together with the Lead Managers, the **Managers**)

23 February 2011

Dear Sirs,

African Development Bank (the **Bank**) proposes, pursuant to a Dealer Agreement (the **Dealer Agreement**, which expression shall include any amendments or supplements thereto or restatements thereof) dated 8 September 2009 and made between, among others, the Bank and the Dealers party thereto, to issue U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016 (the **Notes**). The Notes are issued as part of the Global Debt Issuance Facility and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms of the Notes are as set out under the heading "Terms and Conditions" in the Information Memorandum relating to the Global Debt Issuance Facility dated 8 September 2009 and in the pricing supplement dated 23 February 2011 attached hereto.

Subject to receipt by each Manager, in form reasonably satisfactory to such Manager, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Managers jointly and severally agree to subscribe and pay for the Notes on 25 February 2011 (the **Closing Date**) at the subscription price of 99.718 per cent. (being the issue price of 99.843 per cent. less the combined management and underwriting commission of 0.125 per cent.) plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Managers to subscribe and pay for the Notes is conditional upon the receipt by the Managers of the following documentation:

(a) Legal Opinion of General Counsel and Director, Legal Services Department of the Bank;

(b) Legal Opinion of Allen & Overy LLP, English law advisers to the Managers; and

(c) Officer's (closing) Certificate.

The arrangements in relation to the expenses relating to the issue of Notes have been separately agreed between the Bank and the Lead Managers pursuant to an expenses side letter dated the date of this Agreement.

Notwithstanding anything herein contained, the Managers or the Bank (after prior consultation with each other) may, by notice to the Bank or the Managers, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Managers or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank and/or the Managers, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement) be released and discharged from their respective obligations under or pursuant to this Agreement.

In accordance with the restrictions set out in Schedule 1 of the Dealer Agreement, the Managers agree that they will notify Citibank, N.A., London as issuing and paying agent of the completion of distribution of the Notes subscribed and paid by them hereunder.

In connection with the issue and distribution of the Notes, Daiwa Capital Markets Europe Limited (the **Stabilising Manager**) (or any person acting for the Stabilising Manager) at their discretion may, to the extent permitted by and in accordance with applicable laws and regulations, over-allot and/or effect transactions in the open market or otherwise with a view to stabilising or maintaining the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time. In relation to any such over-allotment or stabilisation the Stabilising Manager (or any person acting for the Stabilising Manager) shall be deemed to act for their own account and not as agent of the Bank or the Managers and any loss resulting from such over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be retained, by the Stabilising Manager (and/or any person acting for the Stabilising Manager) for their own account. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$1,000,000,000.

This Agreement, as to which time shall be of the essence, and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,



....

African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: ....

(Duly authorised)

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

....
African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank


By: ....

(Duly authorised)

PRICING SUPPLEMENT

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a)	Form of Notes:		
		Bearer Notes:		Not Applicable
		Registered Notes:		Applicable
		Registrar and Transfer Agents		Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
		(i)	DTC Application	Yes
		(ii)	Australian Domestic Notes:	No
	(b)	New Global Note:		No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:			New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):			Not Applicable

30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable

44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	No

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: ______________________________________

Duly Authorised

EXHIBIT D

AFRICAN DEVELOPMENT BANK

LEGAL SERVICES DEPARTMENT

TEMPORARY RELOCATION AGENCY
15 AVENUE DE GHANA
B.P. 323 TUNIS
1002 TUNIS BELVEDERE
TUNISIA



TELEPHONE: (216) 71 10 20 32
FAX: (216) 71 83 02 04

OFFICE OF THE GENERAL COUNSEL

DATE: 25 February 2011
REF: GECL/KG/nm/let/06/11

Daiwa Capital Markets Europe Limited
Deutsche Bank AG
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the **Lead Managers**)

and

BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank
(the **Co-Lead Managers**, and together with the **Lead Managers**, the **Managers**)

Dear Sirs,

AFRICAN DEVELOPMENT BANK
U.S.$1,000,000,000 2.5 per cent Global Notes due 15 March 2016
Issued pursuant to the Global Debt Issuance Facility for issues of Notes with maturities of one day or longer
Series 387

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "**Bank**"), in connection with the issue by the Bank of USD 1,000,000,000 2.5 per cent Global Notes due 15 March 2016 (the "**Notes**") issued pursuant to the Bank's Global Debt Issuance Facility for issues of Notes with maturities of one day or longer (the "**Facility**").

For the purposes of this opinion, I have examined, *inter alia*, the following:

(a) The Agreement Establishing the African Development Bank (the "**Bank Agreement**") in its present form and the current By-Laws of the Bank including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b) Resolution B/BD/2010/28 of the Board of Directors of the Bank adopted on 1 December 2010 approving the Bank's borrowing programme for the year 2011;

(c) the opinion of the General Counsel of the Bank (the "**General Counsel**"), dated 19 December 2001, given in connection with the Facility (the "**Original Opinion**");

(d) the opinion of the General Counsel dated 8 September 2009, given in connection with the update of the Facility (the "**Update Opinion**");

(e) the subscription agreement dated 23 February 2011 relating to the Notes (the "**Subscription Agreement**");

(f) the pricing supplement dated 23 February 2011 relating to the Notes (the "**Pricing Supplement**); and

(g) the legal opinion of Allen & Overy LLP dated 25 February 2011.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion.

Having examined the foregoing, I am of the opinion that:

(i) in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though: (a) the statements made in the Original Opinion and the Update Opinion were made by me on the date hereof; and (b) the Original Opinion and the Update Opinion were addressed to the Managers;

(ii) the Subscription Agreement and the Pricing Supplement have been duly authorised and executed, and delivered by or on behalf of the Bank;

(iii) the Subscription Agreement constitutes a valid, legally binding and enforceable obligation of the Bank and that the performance thereof is within the capacity and power of the Bank;

(iv) the Notes will constitute direct, general and unconditional obligations of the Bank which (a) rank *pari passu* among themselves and (b) will at all times rank at least *pari passu* with all other outstanding obligations of the Bank except to the extent that such other outstanding obligations are by their terms expressed to be subordinated in right of payment;

(v) all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and the Pricing Supplement, for the issuance of the Notes, and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(vi) the Notes constitute valid and legally binding obligations of the Bank which are enforceable in accordance with their terms and conditions; and

(vii) the execution and delivery of the Subscription Agreement and the Pricing Supplement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under, any agreement or instrument to which the Bank is a party or to which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation, judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person. With respect to the opinion expressed in paragraph (vi) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under Section 9(a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied with respect to matters of English law, upon the aforementioned opinion of Allen & Overy LLP.

Yours faithfully,



Kalidou GADIO
General Counsel

ALLEN & OVERY

BY COURIER

Director
Treasury Department
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A

Allen & Overy LLP
One Bishops Square
London E1 6AD United Kingdom

Tel +44 (0)20 3088 0000
Fax +44 (0)20 3088 0088
Direct +44 (0)20 3088 4746
cieren.leigh@allenovery.com


SEC MAIL
PROCESSING
RECEIVED
MAR 08 2011
WASH, DC
189
SECTION

Our ref 0014686-0000739 ICM:12216958.1

25 February 2011

Dear Sirs

African Development Bank, Regulation AFDB, Rule 3: USD1,000,000,000 Global Notes due 15 March 2016

Please find enclosed eight (8) copies of a transmittal report, complete with exhibits, in relation to the above matter.

I would be grateful if you could confirm receipt of the transmittal report by returning a copy of the enclosed cover letter from the African Development Bank, stamped with the date of receipt, by fax to the number above and in the stamped addressed envelope provided.

Yours faithfully

Cieren Leigh
Associate

Encl

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 0 8 2011
WASH, D.C.
189
SECTION

REPORT OF AFRICAN DEVELOPMENT BANK

In respect of its

USD1,000,000,000 2.50 per cent Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AFDB

DATED: FEBRUARY 25, 2011

The following information regarding the 2.50 per cent. Global Notes due 15 March 2016 (herein referred to as the "**Notes**") of the African Development Bank (the "**Bank**") is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Pricing Supplement (attached hereto as Exhibit A) and an Information Memorandum (attached hereto as Exhibit B).

Item 1. Description of Obligations

(a) through (h)

See the Information Memorandum, pages 10-24 and the Pricing Supplement.

(i) Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB.

Item 2. Distribution of Obligations

(a) See the Pricing Supplement under the caption "Distribution", items 36-38.

On February 23, 2011 the Bank entered into a Subscription Agreement with Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, HSBC Bank plc and J.P. Morgan Securities Ltd. (herein referred to as the "**Lead Managers**") and BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Mizuho International plc and Standard Chartered Bank (herein referred to as the "**Co-Lead Managers**" and, together with the Lead Managers, the "**Managers**"), upon the terms set forth in said Subscription Agreement (attached hereto as Exhibit C).

(b) See the Information Memorandum, page 3, and the Pricing Supplement, item 36(b). The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD1,000,000,000.

(c) Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Proceeds to the Bank*
Per Unit	99.843%	0.125%	99.718%
Total	$998,430,000	U.S.$1,250,000	$997,180,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

A management and underwriting commission of 0.125% was paid.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees**	$120,000
Total	$120,000

Item 6. Application of Proceeds

See the Information Memorandum page 27.

Item 7. Exhibits

A. Copy of Pricing Supplement, dated February 23, 2011.

B. Copy of Information Memorandum, dated September 8, 2009.

C. Copy of the Subscription Agreement, dated February 23, 2011.

D. Copy of Opinion dated February 25, 2011, of the General Counsel and Director, Legal Services Department of the Bank, as to the legality of the Notes.

---

* Without deducting expenses of the Bank

** The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2011 Borrowing Programme.

EXHIBIT A

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011.
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable

24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes**:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late	Not Applicable

payment:

31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable
44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would	No

allow Eurosystem eligibility:

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: 

Duly Authorised

EXHIBIT B

INFORMATION MEMORANDUM


BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT BANK

African Development Bank

Global Debt Issuance Facility

For issues of Notes with maturities of one day or longer

This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the Euro MTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to the official list of the Luxembourg Stock Exchange (the "Official List") and to trading on the regulated market of the Luxembourg Stock Exchange. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. References in this Information Memorandum to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange's regulated market. The Facility provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Bank and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Facility. The applicable Pricing Supplement in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Information Memorandum supersedes and replaces the Information Memorandum dated 8 July 2008.

Arranger

Citi

Dealers

Australia and New Zealand Banking Group Limited
Barclays Capital
Citi
Credit Suisse
Goldman Sachs International
J.P. Morgan
Mizuho International plc
Nomura International
Société Générale Corporate & Investment Banking
Standard Chartered Bank

BofA Merrill Lynch
BNP PARIBAS
Commerzbank
Daiwa Securities SMBC Europe
HSBC
Mitsubishi UFJ Securities International plc
Morgan Stanley
Shinkin International
Standard Bank
TD Securities

Information Memorandum dated 8 September 2009

The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Bank in connection with the Programme.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 8 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, United States persons.

Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "€" are to the lawful currency of the Member States of the European Union that have adopted the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Pricing Supplement (or any person(s) acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the Pricing Supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or any agent of such Stabilising Manager(s)) in accordance with all applicable laws and rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i) the most recent publicly available information statement (the "Information Statement") of the Bank, beginning with the Information Statement dated 10 August 2009;

(ii) the most recently published financial statements and reports of the independent auditors of the Bank contained in the annual reports of the Bank;

(iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

(iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

TABLE OF CONTENTS

SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 24 hereof.

Issuer	African Development Bank.
Arranger	Citigroup Global Markets Limited.
Dealers	Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.
Issuing and Paying Agent	Citibank, N.A. and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Registrar	Citibank, N.A. and/or such other registrar as may be specified in the relevant Pricing Supplement.
Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Listing Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Facility Amount	Notes may be issued and outstanding in an unlimited aggregate principal amount.
Availability	The Facility will be continuously available and will be uncommitted.
Form of Notes	The Notes may be issued in bearer form or in registered form. Notes in registered form may not be exchanged for Notes in bearer form. Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited (if the Notes are not intended to be issued in NGN form) with a common depositary for Euroclear Bank SA/NV, ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system or (if the Notes are intended to be issued in NGN form) with a common safekeeper for Euroclear or Clearstream, Luxembourg. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms. Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.
Clearing Systems	Notes shall be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust Company and, outside the United States, the systems operated by Euroclear, Clearstream, Luxembourg and, in Australia, the system operated by Austraclear Limited.

Status of Notes	Notes may be issued as senior notes ("Senior Notes") or subordinated notes ("Subordinated Notes") and will be direct, unsecured and general obligations of the Bank. The Senior Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.
Interest Rates	Notes may be interest bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.
Variable Coupon Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at a discount to par and will not bear interest.
Variable Redemption Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Other Notes	Terms applicable to High Interest Notes, Low Interest Notes, Step-up Notes, Step-Down Notes, Dual Currency Notes, Reverse Dual Currency Notes, Optional Dual Currency Notes, Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.
Negative Pledge	The Notes have the benefit of a negative pledge in respect of Relevant Indebtedness as more fully described under "Terms and Conditions of the Notes".
Events of Default	The events of default under the Notes are as specified below under "Terms and Conditions of the Notes".
Cross Default	Notes will be issued with the benefit of a cross-default provision, as described under "Terms and Conditions of the Notes".
Currencies	Notes may be denominated in such currency or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including, without limitation, the Euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the Singapore Dollar, the Swiss Franc, the Australian Dollar and the New Zealand Dollar), subject to compliance with all applicable legal or regulatory requirements.

Issuance in Series	Notes will be issued in a series (each a "Series"). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may comprise one or more tranches ("Tranches" and each, a "Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.
Issue Price	Notes may be issued at par or at a discount or premium to par. Partly paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Maturity of Notes	Notes may be issued with maturities of one day or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.
Denominations	Notes will be issued in such denominations as may be agreed between the Bank and the relevant Dealer and as specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.
Early Redemption	Early redemption will be permitted only to the extent specified in the relevant Pricing Supplement and then only subject to any applicable legal or regulatory limitations.
Redemption	Notes may be redeemable at par or at such other redemption amount as may be specified in the relevant Pricing Supplement.
Taxation	Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.
Governing Law	The Notes, all related contractual documentation and any non-contractual obligations arising out of or in connection with the Notes or such related contractual documentation will be governed by, and construed in accordance with, English law, except as otherwise specified in the relevant Pricing Supplement.
Listing and Trading	Each Series of Notes may be listed and traded on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.
Terms and Conditions	The terms and conditions applicable to each Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such Series, and will be specified in the relevant Pricing Supplement. The Terms and Conditions applicable to each Series will therefore be those set out on pages 10 to 24 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.
Enforcement of Notes in Global Form	In the case of Notes in global form, individual investors' rights will be governed by a Deed of Covenant dated 8 September 2009 and available for inspection at the specified office of the Issuing and Paying Agent.

Pricing Supplements	The commercial terms of each trade will be set forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and (ii) act as a mechanism for listing the Notes. For the purpose of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive, all references in this document to "Pricing Supplement" should be read and construed as references to "Final Terms".
Selling Restrictions	The Dealers have undertaken to comply with appropriate UK, US, Australian and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1. General

Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an issuing and paying agency agreement dated 8 September 2009 (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York Mellon as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York Mellon in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale à Luxembourg, société anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale à Luxembourg, société anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Couponholders" and the "Coupons", respectively), appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "Talons") for further Coupons are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2. Form, Denomination and Title

The Notes will be issued in bearer form or in registered form and, in the case of Definitive Notes, serially numbered, in the Specified Denomination (as specified below) and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon. In these Conditions, "Specified Denominations" means the denomination or denominations specified on such Note.

Bearer Notes

Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

(i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

(ii) if so specified in the relevant Pricing Supplement, definitive notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement provided such period is no more than 60 days, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

(i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

(ii) any of the circumstances described in Condition 8 has occurred and is continuing.

In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 8 September 2009 and executed and delivered by the Bank in relation to the Notes.

Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes, Coupons or Talons signify the bearers of such Bearer Notes, such Coupons or such Talons.

The Holder of any Bearer Note, Coupon or Talon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a

denomination of more than US$500,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 5, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3. Status, Negative Pledge and Undertaking

Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank *pari passu* and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu*

without any preference one above the other by reason of priority of date of issue, currency, payment or otherwise with Senior Notes of the Bank.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any Relevant Indebtedness issued, assumed or guaranteed by the Bank, unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such Relevant Indebtedness.

In these Conditions:

Relevant Indebtedness means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market having an original maturity of more than one year from its original date of issue.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of, or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such call proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account, provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to the obligation of the Bank in respect of Senior Notes in right of payment and, accordingly, the Bank will not make any payment to the holders of Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or are adequately (in the opinion of the Board of Directors of the Bank), provided for. The Bank shall within a reasonable time of any such call apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately (in the opinion of the Board of Directors of the Bank) provide for, all of the Senior Notes outstanding at the date of such call. Notwithstanding the foregoing the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4. Interest

Each Fixed Rate Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

Each Floating Rate Note and Index Linked Interest Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

ISDA Determination for Floating Rate Notes: Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph, "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Pricing Supplement

(y) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

Screen Rate Determination for Floating Rate Notes: Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

  (I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

  (II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

  in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of

Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield as provided in the relevant Pricing Supplement.

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to this Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under the Conditions.

If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the

nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

As soon as practicable after the Relevant Time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to this Condition 4, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 8, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

Calculation Agent and Reference Banks: The Bank shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Bank shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

Interest — Supplemental Provision

The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest bearing.

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET2 system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/Actual (ISDA)" or "Actual/Actual" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified in the relevant Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Pricing Supplement in relation to Notes other than Fixed Rate Notes, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30

(vi) if "30/360" is specified in the relevant Pricing Supplement in relation to Fixed Rate Notes, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360;

(vii) if "30E/360" or "Eurobond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30

(viii) if "30E/360 (ISDA)" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30

(ix) if "Actual/Actual-ICMA" is specified in the relevant Pricing Supplement,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such in the relevant Pricing Supplement or, if none is so specified, the Interest Payment Date

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if

appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4.

"TARGET2 System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System or any successor thereto.

5. Redemption and Purchase

Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons in the open market, by private treaty, tender offer or otherwise. Any Notes or Coupons so purchased may be held or resold or, at the discretion of the Bank, delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 5, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

Optional Early Redemption (Put)

If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series by giving to the Bank, in accordance with Condition 11, not less than 15 nor more than 30 days' notice of its intention to exercise the option, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal

amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

If the relevant Pricing Supplement so specifies, then the Bank may, having given:

(i) not less than 15 nor more than 30 days' notice to the Holders of the Notes in accordance with Condition 11; and

(ii) not less than 15 days before the giving of the notice referred to in (i) above, notice to the Issuing and Paying Agent, and

subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

(i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

(ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or by a reduction in nominal amount, at their discretion); and

(iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) *pro rata* to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 2 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6. Payments

Bearer Notes

Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents outside the United States.

Payment of amounts due in respect of interest on Bearer Notes will be made:

(i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

(ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

(iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

Payments of interest in US dollars in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that such payments may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Bank.

No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which either the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment or, if the face value of the missing unmatured Coupons cannot be determined, the missing unmatured Coupons will become void. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking

Day before the due date for such payment (the "Record Date") provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a payment in euro, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately preceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

7. Prescription

Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8. Repayment in the Event of Default

Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Côte d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes and such failure continues for a period of 90 days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for 90 days,

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all the defaults in relation to such Notes shall have been cured.

9. Replacement of Notes and Coupons

If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10. Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of Coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11. Notices

Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the *Financial Times*) and (ii) so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made.

Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Côte d'Ivoire (Attention: Vice President for Finance)); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12. Further Issues

The Bank may from time to time, without the consent of the Noteholders or Couponholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13. Governing Law and Jurisdiction

The Notes, the Coupons, the Issuing and Paying Agency Agreement and any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes, the Coupons or the Issuing and Paying Agency Agreement, including any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement, ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Each Series of Notes in bearer form will initially be represented by a Temporary Global Note in bearer form without Coupons which will:

(i) if the Global Notes are intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Notes to a common safekeeper (the "Common Safekeeper") for Euroclear and Clearstream, Luxembourg; and

(ii) if the Global Notes are not intended to be issued in NGN form, be delivered to a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or prior to the original issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date of the Series represented by such Temporary Global Note upon certification as to non-US beneficial ownership. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

In the event that a Global Note is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. A Noteholder who holds a principal amount of less than the minimum Specified Denomination will not receive a Definitive Note in respect of such holding and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Payments

No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership. All payments in respect of

Notes represented by a Global Note will be made, if the Global Note is not intended to be issued in NGN form, against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

Notices

So long as any Notes are represented by a Global Note and such a Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Terms and Conditions or by delivery of the relevant notice to the holder of the Global Note.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Interest Rate Risks

An investment in Notes the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Bank at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Bank and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Structure Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors – Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the

future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and, in the case of Structured Notes, the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity and/or investors who are required to use the mark to market valuation of their holding of the Notes for accounting purposes.

Exchange Rate Risks and Exchange Controls

As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency

(the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Minimum Specified Denominations

In relation to any issue of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such case a Noteholder who, as a result of such trading amounts, holds a principal amount of less than the minimum Specified Denomination (as defined in the Terms and Conditions) will not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

TAXATION

GENERAL

Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Facility, and the relevant Pricing Supplement may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Notes as are issued thereunder. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and Issue Price (as defined below under "*Original Issue Discount – General*") and that will hold the Notes as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Bank; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder. Moreover, the summary deals only with Notes with a term of 30 years or less. The U.S. federal income tax consequences of owning Notes with a longer term may be discussed in the applicable Pricing Supplement.

This summary is based on the U.S. Internal Revenue Code of 1986 (the "Code"), proposed, temporary and final U.S. Treasury regulations (together, the "U.S. Treasury Regulations") promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Information Memorandum. All of the foregoing are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes, Notes with long maturities or, in some cases, Subordinated Notes may be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its tax adviser with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its tax adviser with respect to the U.S. state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (y) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "*Original Issue Discount – General*"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

If an interest payment is denominated in, or determined by reference to, a foreign currency, in the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

In the case of (i) a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and (ii) a cash basis U.S. Holder required to accrue OID (as defined below) in respect of any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).

Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "*Original Issue Discount – Variable Rate Notes*".

In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an "instalment obligation") will be treated as a Discount Note if the excess of the Note's stated redemption price at maturity over its issue price is equal to or greater than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the weighted average maturity of the Note. A Note's weighted average maturity is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. Unless the election described below under "*Election to Treat All Interest as OID*" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to

the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated *pro rata* on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a Note (other than a Note that is subject to the CPDI Regulations, as described below) that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "*Payments of Interest*" above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Note or a sale or disposition of the Note), a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Fungible Issue. The Issuer may, without the consent of the Holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed-Linked Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date (or, in the case of an instalment obligation, the weighted average maturity) and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate"; and (c) the Note does not provide for any principal payments that are contingent (other than as described in (a) above).

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not

more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the Bank or a related party (such as dividends, profits or the value of the Bank's stock). A variable rate will not fail to be an objective rate merely because it is based on the credit quality of the Issuer. A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note which is unconditionally payable in cash or property (other than debt instruments of the Bank) at least annually will constitute qualified stated interest and will be taxed accordingly. The amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of (i) a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or, (ii) in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not otherwise exempt from the contingent payment debt instrument rules, then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a

contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously accrued on the Note. The "comparable yield" is the annual yield that the Bank would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

Under the non-contingent bond method, the Bank would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must include each non-contingent payment and an estimated amount for each contingent payment, and must produce the comparable yield. The comparable yield and Schedule will be available from the Bank by submitting a written request for such information to Vice President, Finance, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia, Telephone: +216 71 102 803, Fax: +216 71 330 598 and E-mail: mtn-desk@afdb.org and back-office@afdb.org.

THE COMPARABLE YIELD AND SCHEDULE WILL NOT BE DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF CONTINGENT NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND WILL NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO THE HOLDERS OF THE NOTES.

The use of the comparable yield and the calculation of the Projected Payments will be based upon a number of assumptions and estimates and will not be a prediction, representation or guarantee of the actual amounts of interest that may be paid to a U.S. Holder or the actual yield of the Notes. A U.S. Holder will generally be bound by the comparable yield and the Schedule determined by the Bank, unless the U.S. Holder determines its own comparable yield and projected payment schedule and explicitly discloses such schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. The Issuer's determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other comparable yield or projected payment schedule should be used instead.

If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). Any negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. Holder has a net positive or negative adjustment for that year. However, any negative adjustment that is carried forward to a taxable year in which the Contingent Note is sold, exchanged or retired, to the extent not applied to OID accrued for such year, reduces the U.S. Holder's amount realised on the sale, exchange or retirement. As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent

bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part.

Special rules apply to determine the accrual of OID, and the amount, timing, source and character of any gain or loss on a Note subject to the CPDI regulations that is denominated in a foreign currency (a "Foreign Currency Contingent Note"), including certain non-contingent Notes whose payments are denominated in, or are determined by reference to, more than one foreign currency. The rules applicable to Foreign Currency Contingent Notes are complex, and U.S. Holders are urged to consult their tax advisers concerning the application of these rules.

Under these rules, a U.S. Holder of a Foreign Currency Contingent Note will generally be required to accrue OID in the foreign currency in which the Foreign Currency Contingent Note is denominated (i) at a yield at which the Bank would issue a fixed rate debt instrument denominated in the same foreign currency with terms and conditions similar to those of the Foreign Currency Contingent Note, and (ii) in accordance with a projected payment schedule determined by the Bank, under rules similar to those described above. The amount of OID on a Foreign Currency Contingent Note that accrues in any accrual period will be the product of the comparable yield of the Foreign Currency Contingent Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Foreign Currency Contingent Note. The adjusted issue price of a Foreign Currency Contingent Note will generally be determined under the rules described above, and will be denominated in the foreign currency of the Foreign Currency Contingent Note.

OID on a Foreign Currency Contingent Note will be translated into U.S. dollars under translation rules similar to those described above under "*Payments of Interest*". Any positive adjustment (i.e. the excess of actual payments over projected payments) in respect of a Foreign Currency Contingent Note for a taxable year will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account or, if earlier, the date on which the Foreign Currency Contingent Note is disposed of. The amount of any negative adjustment on a Foreign Currency Contingent Note (i.e. the excess of projected payments over actual payments) that is offset against accrued but unpaid OID will be translated into U.S. dollars at the same rate as which such OID was accrued. To the extent a net negative adjustment exceeds the amount of accrued but unpaid OID, the negative adjustment will be treated as offsetting OID that has accrued and been paid on the Foreign Currency Contingent Note, and will be translated into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. Any net negative adjustment carry forward will be carried forward in the relevant foreign currency.

Prospective purchasers should consult their tax advisers regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Facility.

Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Solely for the purposes of determining whether such a Note has OID, the Bank will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note. Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their tax advisers, since the OID consequences of acquiring, holding, and disposing of such Notes will depend, in part, on the particular terms and features of the purchased Notes.

Short-Term Notes. Short Term Notes (i.e., Notes that have a fixed maturity of one year or less) will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Note on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note. This election will apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "*Original Issue Discount – General*" with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. However, if this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisers concerning the propriety and consquences of this election.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount (or, for a Discount Note, its stated redemption price at maturity) may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and any such bond premium that is taken into account currently will reduce interest income in units of foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the amount offset multiplied by the difference between the spot rate in effect on the date of the offset, and the spot rate in effect on the date the Notes were acquired by the U.S. Holder. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Notes other than Contingent Payment Notes and Foreign Currency Contingent Notes. A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the

sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date of sale, retirement or disposition of the Note or (2) in the case of a Note traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "*Original Issue Discount-General*". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments).

Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to significant limitations).

Contingent Notes. Gain from the sale or retirement of a Contingent Note will be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total interest inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss realised by a U.S. Holder on the sale or retirement of a Contingent Note will generally be foreign source.

A U.S. Holder's tax basis in a Contingent Note will generally be equal to its cost, increased by the amount of interest previously accrued with respect to the Note (determined without regard to any positive or negative adjustments reflecting the difference between actual payments and Projected Payments), increased or decreased by the amount of any positive or negative adjustment that the Holder is required to make to account for the difference between the Holder's purchase price for the Note and the adjusted issue price of the Note at the time of the purchase, and decreased by the amount of any Projected Payments scheduled to be made on the Note to the U.S. Holder through such date (without regard to the actual amount paid).

Foreign Currency Contingent Notes. Upon a sale, exchange or retirement of a Foreign Currency Contingent Note, a U.S. Holder will generally recognise taxable gain or loss equal to the difference between the amount realised on the sale, exchange or retirement and the U.S. Holder's tax basis in the Foreign Currency Contingent Note, both translated into U.S. dollars as described below. A U.S. Holder's tax basis in a Foreign Currency Contingent Note will equal (i) the cost thereof (translated into U.S. dollars at the spot rate on the issue date), (ii) increased by the amount of OID previously accrued on the Foreign Currency Contingent Note (disregarding any positive or negative adjustments and translated into U.S. dollars using the exchange rate applicable to such OID) and (iii) decreased by the projected amount of all prior payments in respect of the Foreign Currency Contingent Note. The U.S. dollar amount of the projected payments described in clause (iii) of the preceding sentence is determined by (i) first allocating the payments to the most recently accrued OID to which prior amounts have not already been allocated and translating those amounts into U.S. dollars at the rate at which the OID was accrued and (ii) then allocating any remaining amount to principal and translating such amount into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. For this purpose, any accrued OID reduced by a negative adjustment carry forward will be treated as principal.

The amount realised by a U.S. Holder upon the sale, exchange or retirement of a Foreign Currency Contingent Note will equal the amount of cash and the fair market value (determined in foreign currency) of any property received. If a U.S. Holder holds a Foreign Currency Contingent Note until its scheduled maturity, the U.S. dollar equivalent of the amount realised will be determined by separating such amount realised into principal and one or more OID components, based on the principal and OID comprising the U.S. Holder's basis, with the amount realised allocated first to OID (and allocated to the most recently accrued amounts first) and any remaining amounts allocated to principal. The U.S. dollar equivalent of the amount realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be determined in a similar manner but will first be allocated to principal and then any accrued OID (and will be allocated to the earliest accrued amounts first). Each component of the amount realised will be translated into U.S. dollars using the exchange rate used with respect to the corresponding principal or accrued OID. The amount of any gain realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be equal to the excess of the amount realised over the holder's tax basis, both expressed in foreign currency, and will be translated into U.S. dollars using the spot rate on the payment date. Gain from the sale or retirement of a Foreign Currency Contingent Note will generally be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total OID inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss (other than loss treated as capital loss) realised by a U.S. Holder on the sale or retirement of a Foreign Currency Contingent Note will generally be foreign source. Any capital loss will generally be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of Foreign Currency Contingent Notes.

A U.S. Holder will also recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the receipt of foreign currency in respect of a Foreign Currency Contingent Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to the principal or accrued OID to which such payment relates.

Disposition of Foreign Currency

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of a Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income and other tax consequences of owning Notes.

Taxation provisions of the Agreement

The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes that are paid to U.S. Holders and are made within the United States or by certain U.S. or U.S.-controlled paying agents. The Bank is not subject to

the reporting requirements, and the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders if such returns are otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9, will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their tax advisors regarding the applicability and consequences of information reporting and backup withholding.

A U.S. taxpayer that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. Holder may be required to treat a foreign currency exchange loss from the Notes as a reportable transaction if the loss exceeds U.S.$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. In the event the acquisition, holding or disposition of Notes constitutes participation in a reportable transaction for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Accordingly, if a U.S. Holder realises a loss on any Note (or, possibly, aggregate losses from the Notes) satisfying the monetary thresholds discussed above, the U.S. Holder could be required to file an information return with the IRS, and failure to do so may subject the U.S. Holder to the penalties described above. In addition, the Issuer and its advisers may also be required to disclose the transaction to the IRS, and to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Notes.

RELATED DERIVATIVES TRANSACTIONS

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

SUBSCRIPTION AND SALE

Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in a dealer agreement dated 8 September 2009 (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will *inter alia* make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

United Kingdom

Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Dealer has acknowledged that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended the "FIEA"). Accordingly, each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 or 1949, as amended)) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws, regulations and ministerial guidelines of Japan.

Singapore

Each Dealer has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, each Dealer has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

1. to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 (1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;
2. where no consideration is or will be given for the transfer; or
3. where the transfer is by operation of law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been, or will be, lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue, sale or purchase in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia,

unless:

(i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

(ii) such action complies with applicable laws, regulations and directives; and

(iii) such action does not require any documents to be lodged with ASIC.

New Zealand

Each Dealer has acknowledged that the Information Memorandum has not been, nor will be, registered with the New Zealand Registrar of Companies pursuant to the Securities Act 1978 of New Zealand. Accordingly, each Dealer has represented and agreed that:

(a) it has not offered for sale, or transferred, and will not directly or indirectly offer for sale, or transfer, any Notes to any member of the public in New Zealand; and

(b) it will not distribute, publish, deliver or disseminate the Information Memorandum, any pricing supplement or any information or other material that may constitute an advertisement (as defined in the Securities Act 1978 of New Zealand) in relation to any offer of the Securities in New Zealand;

in any such case, other than:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978 of New Zealand;

(b) to persons who are each required to pay a minimum subscription price of at least NZ$500,000.00 for the Notes (disregarding any amount lent by the offeror, the Bank or any associated person of the offeror or the Bank) before the allotment of those Notes; or

(c) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Canada

Each Dealer has acknowledged, represented and agreed that no prospectus in relation to the Notes has been filed with the securities regulatory authority in any province or territory of Canada. The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer has acknowledged, represented and agreed, and each further Dealer appointed under the Facility will be required to represent and agree, that it has not offered, sold or distributed any Notes, directly or indirectly, in Canada or to, or for the benefit of, any resident thereof, except in compliance with applicable securities laws in Canada or any province or territory of Canada.

Each Dealer has agreed not to distribute or deliver the Information Memorandum or any other offering material relating to the Notes, in Canada in contravention of the securities laws of Canada or any province of territory thereof.

Notes offered in Canada may be subject to additional Canadian selling restrictions as the Bank and relevant Dealer may agree as indicated in the relevant Pricing Supplement. Each Dealer will be required to agree that it will offer, sell or distribute such Notes only in compliance with such additional Canadian selling restrictions and only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made.

FORM OF PRICING SUPPLEMENT

Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated [ ]

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of [Aggregate Principal Amount of Series]
[Title of Notes]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum [as so supplemented].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.*]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]], save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	Issuer:	African Development Bank
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ] [Note – where multiple denominations above €50,000 are being used, the following sample wording should be used: "€50,000 and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued in excess of [€99,000].
7.	(i) Issue Date:	[ ]

	(ii) Interest Commencement Date:	[ ]
8.	*Maturity Date:	[*(for Fixed Rate Notes) specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[*specify reference rate*] +/–[ ] per cent. Floating Rate] [Zero Coupon] [Index-Linked Interest] [Dual Currency Interest] [Variable Coupon Amount] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Variable Redemption Amount] [Partly Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/Subordinated]
14.	Listing and Trading:	[The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments/other (*specify*)/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly/other (*specify*)] in arrear]
	(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]][, not adjusted]
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amount which do not correspond with the Fixed Coupon Amount*[(*s*)] and the Interest Payment Date(s) to which they relate]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or other (*specify*)] (*Consider if day count fraction, particularly for Euro denominated issues, should be on an Actual/ Actual basis*)
	(vi) Determination Date(s):	[ ] [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon N.B. only relevant where Day Count Fraction is Actual/ Actual (ICMA)*]

* If the maturity date of the Notes issued in bearer form is one year or less select at No. 44 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
	(i) Interest Period(s):	[ ]
	(ii) Specified Interest Payment Dates:	[ ]
	(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(iv) Business Centre(s):	[ ]
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
	(vi) Interest Period Date(s):	[Not Applicable/*specify dates*]
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Issuing and Paying Agent):	[ ]
	(viii) Screen Rate Determination:	
	– Relevant Time:	[ ]
	– Interest Determination Date:	[[ ] [TARGET] Business Days [in [*specify city for Specified Currency*]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
	– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
	(ix) ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
	– ISDA Definitions (if different from those set out in the Conditions:	[ ]

(x) Relevant Margin(s):	[+/–][ ] per cent. per annum
(xi) Minimum Rate of Interest:	[ ] per cent. per annum
(xii) Maximum Rate of Interest:	[ ] per cent. per annum
(xiii) Day Count Fraction:	[ ]
(xiv) Rate Multiplier:	[ ]
(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18. **Zero Coupon Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Amortisation Yield:	[ ] per cent. per annum
(ii) Day Count Fraction:	[ ]
(iii) Any other formula/basis of determining amount payable:	[ ]
19. **Index-Linked Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
(i) Index/Formula:	[*give or annex details*]
(ii) Calculation Agent responsible for calculating the interest due:	[ ]
(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv) Interest Period(s):	[ ]
(v) Specified Interest Payment Dates:	[ ]
(vi) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(vii) Business Centre(s):	[ ]
(viii) Minimum Rate of Interest:	[ ] per cent. per annum
(ix) Maximum Rate of Interest:	[ ] per cent. per annum
(x) Day Count Fraction:	[ ]
20. **Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
	(v) Day Count Fraction:	[ ]
21.	**Variable Coupon Amount Notes:**	[Applicable/Not Applicable] [*If applicable, describe provisions*]

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
	(iii) If redeemable in part:	
	(a) Minimum nominal amount to be redeemed:	[ ]
	(b) Maximum nominal amount to be redeemed:	[ ]
	(iv) Option Exercise Date(s):	[ ]
	(v) Description of any other option of the Bank:	[ ]
	(vi) Notice period (if other than as set out in the Conditions):	[ ]
23.	**Put Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
	(iii) Option Exercise Date(s):	[ ]
	(iv) Description of any other Noteholders' option:	[ ]
	(v) Notice period (if other than as set out in the Conditions):	[ ]
24.	**Final Redemption Amount of each Note**	[Par/*other*/see Appendix]
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ]
26.	**Variable Redemption Amount Notes:**	[Applicable/Not Applicable] [*If applicable, describe provisions*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27. (a) Form of Notes:	
Bearer Notes:	[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Global Note.] [Temporary Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice.] [Permanent Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Bearer Global Note].
Registered Notes:	
Registrar and Transfer Agents	[*Name and specified offices*]
(i) DTC Application	[Yes/No/*give details*]
(ii) Australian Domestic Notes:	[Yes/No] [*If yes, set out relevant provisions*]
[(b) New Global Note:	[Yes/No]]
28. Relevant Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate*]
29. Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
31. Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	[Not Applicable/*give details including of any minimum or maximum instalment amount*]
32. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
33. Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
34. Other terms or special conditions:	[Not Applicable/*give details including any details relevant to Other Notes, being Notes of a type not specifically contemplated elsewhere in this Pricing Supplement*]
35. Governing law:	[English/*please specify*]

DISTRIBUTION

36. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]

37.	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
38.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

39.	ISIN Code:	[ ]
40.	Common Code:	[ ]
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
42.	Delivery:	Delivery [against/free of] payment
43.	Changes to the Agent(s) (if any):	[ ]
44.	Applicable TEFRA Rules:	D Rules/Not Applicable
45.	Additional United States Federal Income Tax Consequences:	[Not Applicable/*give details*]
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	[Yes/No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form*]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since [*insert date of last published audited accounts*].

AUDITORS

The annual accounts of the Bank for the financial years ended [*insert year*] and [*insert year*], respectively, have been audited by [*insert name of auditors*].

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By:______________________________

Duly Authorised

GENERAL INFORMATION

1. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

4. There has been no material adverse change in the financial position of the Bank since 31 December 2008.

5. The annual accounts of the Bank for the financial years ended 31 December 2007 and 31 December 2008, respectively, have been audited by KPMG Audit.

6. For so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at and, (in the case of items (b), (e) and (f) available from) the specified office of the Paying Agent in Luxembourg:

(a) the Dealer Agreement;

(b) the latest Annual Report of the Bank;

(c) the Issuing and Paying Agency Agreement;

(d) the Deed of Covenant;

(e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

(f) the Information Memorandum and any supplements thereto; and

(g) the Information Statement and any amendments or supplements thereto.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg which are the entities in charge of keeping the records. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorise each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

PRINCIPAL OFFICE OF THE BANK

African Development Bank
01 B. P. 1387 Abidjan
Côte d'Ivoire

Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

THE ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

THE DEALERS

Australia and New Zealand Banking Group Limited
Level 2, 20 Martin Place
Sydney NSW 2000
Australia

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
Kaiserstraße 16 (Kaiserplatz)
60311 Frankfurt am Main

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

Shinkin International Ltd.
4th Floor, River Plate House
7-11 Finsbury Circus
London EC2M 7YA

Société Générale
29, Boulevard Haussmann
75009 Paris 17

Standard Bank Plc
20 Gresham Street
London EC2V 7JE

Standard Chartered Bank
6 Battery Road
#03-00
Singapore 049909

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

LEGAL ADVISERS

Legal Department
African Development Bank
Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

To the Issuer as to English law and US Federal law
Linklaters LLP
One Silk Street
London EC2Y 8HQ

To the Dealers as to English law and US Federal Tax law
Allen & Overy LLP
One Bishops Square
London E1 6AD

ISSUING AND PAYING AGENT AND REGISTRAR

Citibank, N.A.
Citigroup Centre
Canary Wharf
London E14 5UB

TRANSFER AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

PAYING AGENTS

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

The Bank of New York Mellon
Rue Montoyerstraat, 46
B-1000 Brussels
Belgium

AUDITORS TO THE BANK

KPMG Audit
1, Cours Valmy
92923 Paris
La Défense Cedex
France

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

Printed by Royle Financial Print

EXHIBIT C

SUBSCRIPTION AGREEMENT

To: Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.

(the **Lead Managers**)

and: BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

(the **Co-Lead Managers** and, together with the Lead Managers, the **Managers**)

23 February 2011

Dear Sirs,

African Development Bank (the **Bank**) proposes, pursuant to a Dealer Agreement (the **Dealer Agreement**, which expression shall include any amendments or supplements thereto or restatements thereof) dated 8 September 2009 and made between, among others, the Bank and the Dealers party thereto, to issue U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016 (the **Notes**). The Notes are issued as part of the Global Debt Issuance Facility and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms of the Notes are as set out under the heading "Terms and Conditions" in the Information Memorandum relating to the Global Debt Issuance Facility dated 8 September 2009 and in the pricing supplement dated 23 February 2011 attached hereto.

Subject to receipt by each Manager, in form reasonably satisfactory to such Manager, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Managers jointly and severally agree to subscribe and pay for the Notes on 25 February 2011 (the **Closing Date**) at the subscription price of 99.718 per cent. (being the issue price of 99.843 per cent. less the combined management and underwriting commission of 0.125 per cent.) plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Managers to subscribe and pay for the Notes is conditional upon the receipt by the Managers of the following documentation:

(a) Legal Opinion of General Counsel and Director, Legal Services Department of the Bank;

(b) Legal Opinion of Allen & Overy LLP, English law advisers to the Managers; and

(c) Officer's (closing) Certificate.

The arrangements in relation to the expenses relating to the issue of Notes have been separately agreed between the Bank and the Lead Managers pursuant to an expenses side letter dated the date of this Agreement.

Notwithstanding anything herein contained, the Managers or the Bank (after prior consultation with each other) may, by notice to the Bank or the Managers, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Managers or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank and/or the Managers, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement) be released and discharged from their respective obligations under or pursuant to this Agreement.

In accordance with the restrictions set out in Schedule 1 of the Dealer Agreement, the Managers agree that they will notify Citibank, N.A., London as issuing and paying agent of the completion of distribution of the Notes subscribed and paid by them hereunder.

In connection with the issue and distribution of the Notes, Daiwa Capital Markets Europe Limited (the **Stabilising Manager**) (or any person acting for the Stabilising Manager) at their discretion may, to the extent permitted by and in accordance with applicable laws and regulations, over-allot and/or effect transactions in the open market or otherwise with a view to stabilising or maintaining the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time. In relation to any such over-allotment or stabilisation the Stabilising Manager (or any person acting for the Stabilising Manager) shall be deemed to act for their own account and not as agent of the Bank or the Managers and any loss resulting from such over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be retained, by the Stabilising Manager (and/or any person acting for the Stabilising Manager) for their own account. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$1,000,000,000.

This Agreement, as to which time shall be of the essence, and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,



....
African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: ....

(Duly authorised)

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

....
African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: 
(Duly authorised)

PRICING SUPPLEMENT

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable

30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable

44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	No

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: ______________________________

Duly Authorised

EXHIBIT D

AFRICAN DEVELOPMENT BANK

LEGAL SERVICES DEPARTMENT

TEMPORARY RELOCATION AGENCY
15 AVENUE DE GHANA
B.P. 323 TUNIS
1002 TUNIS BELVEDERE
TUNISIA



TELEPHONE: (216) 71 10 20 32
FAX: (216) 71 83 02 04

OFFICE OF THE GENERAL COUNSEL

DATE: 25 February 2011
REF: GECL/KG/nm/let/06/11

Daiwa Capital Markets Europe Limited
Deutsche Bank AG
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the **Lead Managers**)

and

BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank
(the **Co-Lead Managers**, and together with the **Lead Managers**, the **Managers**)

Dear Sirs,

AFRICAN DEVELOPMENT BANK
U.S.$1,000,000,000 2.5 per cent Global Notes due 15 March 2016
Issued pursuant to the Global Debt Issuance Facility for issues of Notes with maturities of one day or longer
Series 387

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "**Bank**"), in connection with the issue by the Bank of USD 1,000,000,000 2.5 per cent Global Notes due 15 March 2016 (the **"Notes"**) issued pursuant to the Bank's Global Debt Issuance Facility for issues of Notes with maturities of one day or longer (the "**Facility**").

For the purposes of this opinion, I have examined, *inter alia*, the following:

(a) The Agreement Establishing the African Development Bank (the "**Bank Agreement**") in its present form and the current By-Laws of the Bank including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b) Resolution B/BD/2010/28 of the Board of Directors of the Bank adopted on 1 December 2010 approving the Bank's borrowing programme for the year 2011;

(c) the opinion of the General Counsel of the Bank (the "**General Counsel**"), dated 19 December 2001, given in connection with the Facility (the "**Original Opinion**");

(d) the opinion of the General Counsel dated 8 September 2009, given in connection with the update of the Facility (the "**Update Opinion**");

(e) the subscription agreement dated 23 February 2011 relating to the Notes (the "**Subscription Agreement**");

(f) the pricing supplement dated 23 February 2011 relating to the Notes (the "**Pricing Supplement**); and

(g) the legal opinion of Allen & Overy LLP dated 25 February 2011.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion.

Having examined the foregoing, I am of the opinion that:

(i) in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though: (a) the statements made in the Original Opinion and the Update Opinion were made by me on the date hereof; and (b) the Original Opinion and the Update Opinion were addressed to the Managers;

(ii) the Subscription Agreement and the Pricing Supplement have been duly authorised and executed, and delivered by or on behalf of the Bank;

(iii) the Subscription Agreement constitutes a valid, legally binding and enforceable obligation of the Bank and that the performance thereof is within the capacity and power of the Bank;

(iv) the Notes will constitute direct, general and unconditional obligations of the Bank which (a) rank *pari passu* among themselves and (b) will at all times rank at least *pari passu* with all other outstanding obligations of the Bank except to the extent that such other outstanding obligations are by their terms expressed to be subordinated in right of payment;

(v) all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and the Pricing Supplement, for the issuance of the Notes, and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(vi) the Notes constitute valid and legally binding obligations of the Bank which are enforceable in accordance with their terms and conditions; and

(vii) the execution and delivery of the Subscription Agreement and the Pricing Supplement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under, any agreement or instrument to which the Bank is a party or to which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation, judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person. With respect to the opinion expressed in paragraph (vi) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under Section 9(a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied with respect to matters of English law, upon the aforementioned opinion of Allen & Overy LLP.

Yours faithfully,



Kalidou GADIO
General Counsel


SEC MAIL PROCESSING
RECEIVED
MAR 0 8 2011
WASH., D.C.
189
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF AFRICAN DEVELOPMENT BANK

In respect of its

USD1,000,000,000 2.50 per cent Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AFDB

DATED: FEBRUARY 25, 2011

The following information regarding the 2.50 per cent. Global Notes due 15 March 2016 (herein referred to as the "**Notes**") of the African Development Bank (the "**Bank**") is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Pricing Supplement (attached hereto as Exhibit A) and an Information Memorandum (attached hereto as Exhibit B).

Item 1. Description of Obligations

(a) through (h)

See the Information Memorandum, pages 10-24 and the Pricing Supplement.

(i) Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB.

Item 2. Distribution of Obligations

(a) See the Pricing Supplement under the caption "Distribution", items 36-38.

On February 23, 2011 the Bank entered into a Subscription Agreement with Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, HSBC Bank plc and J.P. Morgan Securities Ltd. (herein referred to as the "**Lead Managers**") and BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Mizuho International plc and Standard Chartered Bank (herein referred to as the "**Co-Lead Managers**" and, together with the Lead Managers, the "**Managers**"), upon the terms set forth in said Subscription Agreement (attached hereto as Exhibit C).

(b) See the Information Memorandum, page 3, and the Pricing Supplement, item 36(b). The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD1,000,000,000.

(c) Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Proceeds to the Bank*
Per Unit	99.843%	0.125%	99.718%
Total	$998,430,000	U.S.$1,250,000	$997,180,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

A management and underwriting commission of 0.125% was paid.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees**	$120,000
Total	$120,000

Item 6. Application of Proceeds

See the Information Memorandum page 27.

Item 7. Exhibits

A. Copy of Pricing Supplement, dated February 23, 2011.

B. Copy of Information Memorandum, dated September 8, 2009.

C. Copy of the Subscription Agreement, dated February 23, 2011.

D. Copy of Opinion dated February 25, 2011, of the General Counsel and Director, Legal Services Department of the Bank, as to the legality of the Notes.

---

* Without deducting expenses of the Bank

** The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2011 Borrowing Programme.

EXHIBIT A

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011.
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable

24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late	Not Applicable

payment:

31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable
44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would	No

allow Eurosystem eligibility:

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: 

Duly Authorised

EXHIBIT B

INFORMATION MEMORANDUM


BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT BANK

African Development Bank

Global Debt Issuance Facility

For issues of Notes with maturities of one day or longer

This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the Euro MTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to the official list of the Luxembourg Stock Exchange (the "Official List") and to trading on the regulated market of the Luxembourg Stock Exchange. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. References in this Information Memorandum to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange's regulated market. The Facility provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Bank and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Facility. The applicable Pricing Supplement in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Information Memorandum supersedes and replaces the Information Memorandum dated 8 July 2008.

Arranger

Citi

Dealers

Australia and New Zealand Banking Group Limited
BofA Merrill Lynch
Barclays Capital
BNP PARIBAS
Citi
Commerzbank
Credit Suisse
Daiwa Securities SMBC Europe
Goldman Sachs International
HSBC
J.P. Morgan
Mitsubishi UFJ Securities International plc
Mizuho International plc
Morgan Stanley
Nomura International
Shinkin International
Société Générale Corporate & Investment Banking
Standard Bank
Standard Chartered Bank
TD Securities

Information Memorandum dated 8 September 2009

The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Bank in connection with the Programme.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 8 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, United States persons.

Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "€" are to the lawful currency of the Member States of the European Union that have adopted the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Pricing Supplement (or any person(s) acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the Pricing Supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or any agent of such Stabilising Manager(s)) in accordance with all applicable laws and rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i) the most recent publicly available information statement (the "Information Statement") of the Bank, beginning with the Information Statement dated 10 August 2009;

(ii) the most recently published financial statements and reports of the independent auditors of the Bank contained in the annual reports of the Bank;

(iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

(iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

TABLE OF CONTENTS

SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 24 hereof.

Issuer	African Development Bank.
Arranger	Citigroup Global Markets Limited.
Dealers	Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.
Issuing and Paying Agent	Citibank, N.A. and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Registrar	Citibank, N.A. and/or such other registrar as may be specified in the relevant Pricing Supplement.
Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Listing Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Facility Amount	Notes may be issued and outstanding in an unlimited aggregate principal amount.
Availability	The Facility will be continuously available and will be uncommitted.
Form of Notes	The Notes may be issued in bearer form or in registered form. Notes in registered form may not be exchanged for Notes in bearer form. Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited (if the Notes are not intended to be issued in NGN form) with a common depositary for Euroclear Bank SA/NV, ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system or (if the Notes are intended to be issued in NGN form) with a common safekeeper for Euroclear or Clearstream, Luxembourg. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms. Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.
Clearing Systems	Notes shall be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust Company and, outside the United States, the systems operated by Euroclear, Clearstream, Luxembourg and, in Australia, the system operated by Austraclear Limited.

Status of Notes	Notes may be issued as senior notes ("Senior Notes") or subordinated notes ("Subordinated Notes") and will be direct, unsecured and general obligations of the Bank. The Senior Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.
Interest Rates	Notes may be interest bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.
Variable Coupon Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at a discount to par and will not bear interest.
Variable Redemption Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Other Notes	Terms applicable to High Interest Notes, Low Interest Notes, Step-up Notes, Step-Down Notes, Dual Currency Notes, Reverse Dual Currency Notes, Optional Dual Currency Notes, Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.
Negative Pledge	The Notes have the benefit of a negative pledge in respect of Relevant Indebtedness as more fully described under "Terms and Conditions of the Notes".
Events of Default	The events of default under the Notes are as specified below under "Terms and Conditions of the Notes".
Cross Default	Notes will be issued with the benefit of a cross-default provision, as described under "Terms and Conditions of the Notes".
Currencies	Notes may be denominated in such currency or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including, without limitation, the Euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the Singapore Dollar, the Swiss Franc, the Australian Dollar and the New Zealand Dollar), subject to compliance with all applicable legal or regulatory requirements.

Issuance in Series	Notes will be issued in a series (each a "Series"). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may comprise one or more tranches ("Tranches" and each, a "Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.
Issue Price	Notes may be issued at par or at a discount or premium to par. Partly paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Maturity of Notes	Notes may be issued with maturities of one day or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.
Denominations	Notes will be issued in such denominations as may be agreed between the Bank and the relevant Dealer and as specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.
Early Redemption	Early redemption will be permitted only to the extent specified in the relevant Pricing Supplement and then only subject to any applicable legal or regulatory limitations.
Redemption	Notes may be redeemable at par or at such other redemption amount as may be specified in the relevant Pricing Supplement.
Taxation	Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.
Governing Law	The Notes, all related contractual documentation and any non-contractual obligations arising out of or in connection with the Notes or such related contractual documentation will be governed by, and construed in accordance with, English law, except as otherwise specified in the relevant Pricing Supplement.
Listing and Trading	Each Series of Notes may be listed and traded on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.
Terms and Conditions	The terms and conditions applicable to each Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such Series, and will be specified in the relevant Pricing Supplement. The Terms and Conditions applicable to each Series will therefore be those set out on pages 10 to 24 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.
Enforcement of Notes in Global Form	In the case of Notes in global form, individual investors' rights will be governed by a Deed of Covenant dated 8 September 2009 and available for inspection at the specified office of the Issuing and Paying Agent.

Pricing Supplements	The commercial terms of each trade will be set forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and (ii) act as a mechanism for listing the Notes. For the purpose of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive, all references in this document to "Pricing Supplement" should be read and construed as references to "Final Terms".
Selling Restrictions	The Dealers have undertaken to comply with appropriate UK, US, Australian and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1. General

Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an issuing and paying agency agreement dated 8 September 2009 (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York Mellon as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York Mellon in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale à Luxembourg, société anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale à Luxembourg, société anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Couponholders" and the "Coupons", respectively), appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "Talons") for further Coupons are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2. Form, Denomination and Title

The Notes will be issued in bearer form or in registered form and, in the case of Definitive Notes, serially numbered, in the Specified Denomination (as specified below) and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon. In these Conditions, "Specified Denominations" means the denomination or denominations specified on such Note.

Bearer Notes

Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

(i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

(ii) if so specified in the relevant Pricing Supplement, definitive notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement provided such period is no more than 60 days, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

(i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

(ii) any of the circumstances described in Condition 8 has occurred and is continuing.

In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 8 September 2009 and executed and delivered by the Bank in relation to the Notes.

Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes, Coupons or Talons signify the bearers of such Bearer Notes, such Coupons or such Talons.

The Holder of any Bearer Note, Coupon or Talon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a

denomination of more than US$500,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 5, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3. Status, Negative Pledge and Undertaking

Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank *pari passu* and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu*

without any preference one above the other by reason of priority of date of issue, currency, payment or otherwise with Senior Notes of the Bank.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any Relevant Indebtedness issued, assumed or guaranteed by the Bank, unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such Relevant Indebtedness.

In these Conditions:

Relevant Indebtedness means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market having an original maturity of more than one year from its original date of issue.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of, or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such call proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account, provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to the obligation of the Bank in respect of Senior Notes in right of payment and, accordingly, the Bank will not make any payment to the holders of Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or are adequately (in the opinion of the Board of Directors of the Bank), provided for. The Bank shall within a reasonable time of any such call apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately (in the opinion of the Board of Directors of the Bank) provide for, all of the Senior Notes outstanding at the date of such call. Notwithstanding the foregoing the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4. Interest

Each Fixed Rate Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

Each Floating Rate Note and Index Linked Interest Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

ISDA Determination for Floating Rate Notes: Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph, "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Pricing Supplement

(y) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

Screen Rate Determination for Floating Rate Notes: Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of

Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield as provided in the relevant Pricing Supplement.

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to this Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under the Conditions.

If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the

nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

As soon as practicable after the Relevant Time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to this Condition 4, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 8, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

Calculation Agent and Reference Banks: The Bank shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Bank shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

Interest — Supplemental Provision

The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest bearing.

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET2 system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/Actual (ISDA)" or "Actual/Actual" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified in the relevant Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Pricing Supplement in relation to Notes other than Fixed Rate Notes, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30

(vi) if "30/360" is specified in the relevant Pricing Supplement in relation to Fixed Rate Notes, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360;

(vii) if "30E/360" or "Eurobond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30

(viii) if "30E/360 (ISDA)" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30

(ix) if "Actual/Actual-ICMA" is specified in the relevant Pricing Supplement,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such in the relevant Pricing Supplement or, if none is so specified, the Interest Payment Date

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if

appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4.

"TARGET2 System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System or any successor thereto.

5. Redemption and Purchase

Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons in the open market, by private treaty, tender offer or otherwise. Any Notes or Coupons so purchased may be held or resold or, at the discretion of the Bank, delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 5, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

Optional Early Redemption (Put)

If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series by giving to the Bank, in accordance with Condition 11, not less than 15 nor more than 30 days' notice of its intention to exercise the option, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal

amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

If the relevant Pricing Supplement so specifies, then the Bank may, having given:

(i) not less than 15 nor more than 30 days' notice to the Holders of the Notes in accordance with Condition 11; and

(ii) not less than 15 days before the giving of the notice referred to in (i) above, notice to the Issuing and Paying Agent, and

subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

(i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

(ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or by a reduction in nominal amount, at their discretion); and

(iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) *pro rata* to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 2 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6. Payments

Bearer Notes

Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents outside the United States.

Payment of amounts due in respect of interest on Bearer Notes will be made:

(i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

(ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

(iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

Payments of interest in US dollars in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that such payments may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Bank.

No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which either the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment or, if the face value of the missing unmatured Coupons cannot be determined, the missing unmatured Coupons will become void. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking

Day before the due date for such payment (the "Record Date") provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a payment in euro, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately preceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

7. Prescription

Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8. Repayment in the Event of Default

Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Côte d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes and such failure continues for a period of 90 days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for 90 days,

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all the defaults in relation to such Notes shall have been cured.

9. Replacement of Notes and Coupons

If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10. Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of Coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11. Notices

Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the *Financial Times*) and (ii) so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made.

Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Côte d'Ivoire (Attention: Vice President for Finance)); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12. Further Issues

The Bank may from time to time, without the consent of the Noteholders or Couponholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13. Governing Law and Jurisdiction

The Notes, the Coupons, the Issuing and Paying Agency Agreement and any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes, the Coupons or the Issuing and Paying Agency Agreement, including any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement, ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Each Series of Notes in bearer form will initially be represented by a Temporary Global Note in bearer form without Coupons which will:

(i) if the Global Notes are intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Notes to a common safekeeper (the "Common Safekeeper") for Euroclear and Clearstream, Luxembourg; and

(ii) if the Global Notes are not intended to be issued in NGN form, be delivered to a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or prior to the original issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date of the Series represented by such Temporary Global Note upon certification as to non-US beneficial ownership. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

In the event that a Global Note is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. A Noteholder who holds a principal amount of less than the minimum Specified Denomination will not receive a Definitive Note in respect of such holding and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Payments

No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership. All payments in respect of

Notes represented by a Global Note will be made, if the Global Note is not intended to be issued in NGN form, against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

Notices

So long as any Notes are represented by a Global Note and such a Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Terms and Conditions or by delivery of the relevant notice to the holder of the Global Note.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Interest Rate Risks

An investment in Notes the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Bank at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Bank and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Structure Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors – Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the

future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and, in the case of Structured Notes, the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity and/or investors who are required to use the mark to market valuation of their holding of the Notes for accounting purposes.

Exchange Rate Risks and Exchange Controls

As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency

(the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Minimum Specified Denominations

In relation to any issue of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such case a Noteholder who, as a result of such trading amounts, holds a principal amount of less than the minimum Specified Denomination (as defined in the Terms and Conditions) will not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

TAXATION

GENERAL

Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Facility, and the relevant Pricing Supplement may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Notes as are issued thereunder. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and Issue Price (as defined below under "*Original Issue Discount – General*") and that will hold the Notes as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Bank; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder. Moreover, the summary deals only with Notes with a term of 30 years or less. The U.S. federal income tax consequences of owning Notes with a longer term may be discussed in the applicable Pricing Supplement.

This summary is based on the U.S. Internal Revenue Code of 1986 (the "Code"), proposed, temporary and final U.S. Treasury regulations (together, the "U.S. Treasury Regulations") promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Information Memorandum. All of the foregoing are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes, Notes with long maturities or, in some cases, Subordinated Notes may be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its tax adviser with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its tax adviser with respect to the U.S. state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (y) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "*Original Issue Discount – General*"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

If an interest payment is denominated in, or determined by reference to, a foreign currency, in the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

In the case of (i) a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and (ii) a cash basis U.S. Holder required to accrue OID (as defined below) in respect of any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).

Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "*Original Issue Discount – Variable Rate Notes*".

In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an "instalment obligation") will be treated as a Discount Note if the excess of the Note's stated redemption price at maturity over its issue price is equal to or greater than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the weighted average maturity of the Note. A Note's weighted average maturity is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. Unless the election described below under "*Election to Treat All Interest as OID*" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to

the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated *pro rata* on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a Note (other than a Note that is subject to the CPDI Regulations, as described below) that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "*Payments of Interest*" above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Note or a sale or disposition of the Note), a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Fungible Issue. The Issuer may, without the consent of the Holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed-Linked Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date (or, in the case of an instalment obligation, the weighted average maturity) and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate"; and (c) the Note does not provide for any principal payments that are contingent (other than as described in (a) above).

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not

more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the Bank or a related party (such as dividends, profits or the value of the Bank's stock). A variable rate will not fail to be an objective rate merely because it is based on the credit quality of the Issuer. A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note which is unconditionally payable in cash or property (other than debt instruments of the Bank) at least annually will constitute qualified stated interest and will be taxed accordingly. The amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of (i) a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or, (ii) in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not otherwise exempt from the contingent payment debt instrument rules, then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a

contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously accrued on the Note. The "comparable yield" is the annual yield that the Bank would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

Under the non-contingent bond method, the Bank would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must include each non-contingent payment and an estimated amount for each contingent payment, and must produce the comparable yield. The comparable yield and Schedule will be available from the Bank by submitting a written request for such information to Vice President, Finance, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia, Telephone: +216 71 102 803, Fax: +216 71 330 598 and E-mail: mtn-desk@afdb.org and back-office@afdb.org.

THE COMPARABLE YIELD AND SCHEDULE WILL NOT BE DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF CONTINGENT NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND WILL NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO THE HOLDERS OF THE NOTES.

The use of the comparable yield and the calculation of the Projected Payments will be based upon a number of assumptions and estimates and will not be a prediction, representation or guarantee of the actual amounts of interest that may be paid to a U.S. Holder or the actual yield of the Notes. A U.S. Holder will generally be bound by the comparable yield and the Schedule determined by the Bank, unless the U.S. Holder determines its own comparable yield and projected payment schedule and explicitly discloses such schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. The Issuer's determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other comparable yield or projected payment schedule should be used instead.

If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). Any negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. Holder has a net positive or negative adjustment for that year. However, any negative adjustment that is carried forward to a taxable year in which the Contingent Note is sold, exchanged or retired, to the extent not applied to OID accrued for such year, reduces the U.S. Holder's amount realised on the sale, exchange or retirement. As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent

bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part.

Special rules apply to determine the accrual of OID, and the amount, timing, source and character of any gain or loss on a Note subject to the CPDI regulations that is denominated in a foreign currency (a "Foreign Currency Contingent Note"), including certain non-contingent Notes whose payments are denominated in, or are determined by reference to, more than one foreign currency. The rules applicable to Foreign Currency Contingent Notes are complex, and U.S. Holders are urged to consult their tax advisers concerning the application of these rules.

Under these rules, a U.S. Holder of a Foreign Currency Contingent Note will generally be required to accrue OID in the foreign currency in which the Foreign Currency Contingent Note is denominated (i) at a yield at which the Bank would issue a fixed rate debt instrument denominated in the same foreign currency with terms and conditions similar to those of the Foreign Currency Contingent Note, and (ii) in accordance with a projected payment schedule determined by the Bank, under rules similar to those described above. The amount of OID on a Foreign Currency Contingent Note that accrues in any accrual period will be the product of the comparable yield of the Foreign Currency Contingent Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Foreign Currency Contingent Note. The adjusted issue price of a Foreign Currency Contingent Note will generally be determined under the rules described above, and will be denominated in the foreign currency of the Foreign Currency Contingent Note.

OID on a Foreign Currency Contingent Note will be translated into U.S. dollars under translation rules similar to those described above under "*Payments of Interest*". Any positive adjustment (i.e. the excess of actual payments over projected payments) in respect of a Foreign Currency Contingent Note for a taxable year will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account or, if earlier, the date on which the Foreign Currency Contingent Note is disposed of. The amount of any negative adjustment on a Foreign Currency Contingent Note (i.e. the excess of projected payments over actual payments) that is offset against accrued but unpaid OID will be translated into U.S. dollars at the same rate as which such OID was accrued. To the extent a net negative adjustment exceeds the amount of accrued but unpaid OID, the negative adjustment will be treated as offsetting OID that has accrued and been paid on the Foreign Currency Contingent Note, and will be translated into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. Any net negative adjustment carry forward will be carried forward in the relevant foreign currency.

Prospective purchasers should consult their tax advisers regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Facility.

Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Solely for the purposes of determining whether such a Note has OID, the Bank will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note. Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their tax advisers, since the OID consequences of acquiring, holding, and disposing of such Notes will depend, in part, on the particular terms and features of the purchased Notes.

Short-Term Notes. Short Term Notes (i.e., Notes that have a fixed maturity of one year or less) will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Note on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note. This election will apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "*Original Issue Discount – General*" with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. However, if this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisers concerning the propriety and consquences of this election.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount (or, for a Discount Note, its stated redemption price at maturity) may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and any such bond premium that is taken into account currently will reduce interest income in units of foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the amount offset multiplied by the difference between the spot rate in effect on the date of the offset, and the spot rate in effect on the date the Notes were acquired by the U.S. Holder. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Notes other than Contingent Payment Notes and Foreign Currency Contingent Notes. A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the

sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date of sale, retirement or disposition of the Note or (2) in the case of a Note traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "*Original Issue Discount-General*". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments).

Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to significant limitations).

Contingent Notes. Gain from the sale or retirement of a Contingent Note will be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total interest inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss realised by a U.S. Holder on the sale or retirement of a Contingent Note will generally be foreign source.

A U.S. Holder's tax basis in a Contingent Note will generally be equal to its cost, increased by the amount of interest previously accrued with respect to the Note (determined without regard to any positive or negative adjustments reflecting the difference between actual payments and Projected Payments), increased or decreased by the amount of any positive or negative adjustment that the Holder is required to make to account for the difference between the Holder's purchase price for the Note and the adjusted issue price of the Note at the time of the purchase, and decreased by the amount of any Projected Payments scheduled to be made on the Note to the U.S. Holder through such date (without regard to the actual amount paid).

Foreign Currency Contingent Notes. Upon a sale, exchange or retirement of a Foreign Currency Contingent Note, a U.S. Holder will generally recognise taxable gain or loss equal to the difference between the amount realised on the sale, exchange or retirement and the U.S. Holder's tax basis in the Foreign Currency Contingent Note, both translated into U.S. dollars as described below. A U.S. Holder's tax basis in a Foreign Currency Contingent Note will equal (i) the cost thereof (translated into U.S. dollars at the spot rate on the issue date), (ii) increased by the amount of OID previously accrued on the Foreign Currency Contingent Note (disregarding any positive or negative adjustments and translated into U.S. dollars using the exchange rate applicable to such OID) and (iii) decreased by the projected amount of all prior payments in respect of the Foreign Currency Contingent Note. The U.S. dollar amount of the projected payments described in clause (iii) of the preceding sentence is determined by (i) first allocating the payments to the most recently accrued OID to which prior amounts have not already been allocated and translating those amounts into U.S. dollars at the rate at which the OID was accrued and (ii) then allocating any remaining amount to principal and translating such amount into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. For this purpose, any accrued OID reduced by a negative adjustment carry forward will be treated as principal.

The amount realised by a U.S. Holder upon the sale, exchange or retirement of a Foreign Currency Contingent Note will equal the amount of cash and the fair market value (determined in foreign currency) of any property received. If a U.S. Holder holds a Foreign Currency Contingent Note until its scheduled maturity, the U.S. dollar equivalent of the amount realised will be determined by separating such amount realised into principal and one or more OID components, based on the principal and OID comprising the U.S. Holder's basis, with the amount realised allocated first to OID (and allocated to the most recently accrued amounts first) and any remaining amounts allocated to principal. The U.S. dollar equivalent of the amount realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be determined in a similar manner but will first be allocated to principal and then any accrued OID (and will be allocated to the earliest accrued amounts first). Each component of the amount realised will be translated into U.S. dollars using the exchange rate used with respect to the corresponding principal or accrued OID. The amount of any gain realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be equal to the excess of the amount realised over the holder's tax basis, both expressed in foreign currency, and will be translated into U.S. dollars using the spot rate on the payment date. Gain from the sale or retirement of a Foreign Currency Contingent Note will generally be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total OID inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss (other than loss treated as capital loss) realised by a U.S. Holder on the sale or retirement of a Foreign Currency Contingent Note will generally be foreign source. Any capital loss will generally be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of Foreign Currency Contingent Notes.

A U.S. Holder will also recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the receipt of foreign currency in respect of a Foreign Currency Contingent Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to the principal or accrued OID to which such payment relates.

Disposition of Foreign Currency

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of a Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income and other tax consequences of owning Notes.

Taxation provisions of the Agreement

The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes that are paid to U.S. Holders and are made within the United States or by certain U.S. or U.S.-controlled paying agents. The Bank is not subject to

the reporting requirements, and the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders if such returns are otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9, will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their tax advisors regarding the applicability and consequences of information reporting and backup withholding.

A U.S. taxpayer that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. Holder may be required to treat a foreign currency exchange loss from the Notes as a reportable transaction if the loss exceeds U.S.$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. In the event the acquisition, holding or disposition of Notes constitutes participation in a reportable transaction for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Accordingly, if a U.S. Holder realises a loss on any Note (or, possibly, aggregate losses from the Notes) satisfying the monetary thresholds discussed above, the U.S. Holder could be required to file an information return with the IRS, and failure to do so may subject the U.S. Holder to the penalties described above. In addition, the Issuer and its advisers may also be required to disclose the transaction to the IRS, and to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Notes.

RELATED DERIVATIVES TRANSACTIONS

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

SUBSCRIPTION AND SALE

Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in a dealer agreement dated 8 September 2009 (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will *inter alia* make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

United Kingdom

Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Dealer has acknowledged that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended the "FIEA"). Accordingly, each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 or 1949, as amended)) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws, regulations and ministerial guidelines of Japan.

Singapore

Each Dealer has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, each Dealer has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

1. to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 (1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;

2. where no consideration is or will be given for the transfer; or

3. where the transfer is by operation of law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been, or will be, lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue, sale or purchase in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia,

unless:

(i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

(ii) such action complies with applicable laws, regulations and directives; and

(iii) such action does not require any documents to be lodged with ASIC.

New Zealand

Each Dealer has acknowledged that the Information Memorandum has not been, nor will be, registered with the New Zealand Registrar of Companies pursuant to the Securities Act 1978 of New Zealand. Accordingly, each Dealer has represented and agreed that:

(a) it has not offered for sale, or transferred, and will not directly or indirectly offer for sale, or transfer, any Notes to any member of the public in New Zealand; and

(b) it will not distribute, publish, deliver or disseminate the Information Memorandum, any pricing supplement or any information or other material that may constitute an advertisement (as defined in the Securities Act 1978 of New Zealand) in relation to any offer of the Securities in New Zealand;

in any such case, other than:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978 of New Zealand;

(b) to persons who are each required to pay a minimum subscription price of at least NZ$500,000.00 for the Notes (disregarding any amount lent by the offeror, the Bank or any associated person of the offeror or the Bank) before the allotment of those Notes; or

(c) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Canada

Each Dealer has acknowledged, represented and agreed that no prospectus in relation to the Notes has been filed with the securities regulatory authority in any province or territory of Canada. The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer has acknowledged, represented and agreed, and each further Dealer appointed under the Facility will be required to represent and agree, that it has not offered, sold or distributed any Notes, directly or indirectly, in Canada or to, or for the benefit of, any resident thereof, except in compliance with applicable securities laws in Canada or any province or territory of Canada.

Each Dealer has agreed not to distribute or deliver the Information Memorandum or any other offering material relating to the Notes, in Canada in contravention of the securities laws of Canada or any province of territory thereof.

Notes offered in Canada may be subject to additional Canadian selling restrictions as the Bank and relevant Dealer may agree as indicated in the relevant Pricing Supplement. Each Dealer will be required to agree that it will offer, sell or distribute such Notes only in compliance with such additional Canadian selling restrictions and only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made.

FORM OF PRICING SUPPLEMENT

Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated [ ]

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of [Aggregate Principal Amount of Series]
[Title of Notes]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum [as so supplemented].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.*]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]], save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	Issuer:	African Development Bank
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ] [Note – where multiple denominations above €50,000 are being used, the following sample wording should be used: "€50,000 and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued in excess of [€99,000].
7.	(i) Issue Date:	[ ]

	(ii) Interest Commencement Date:	[ ]
8.	*Maturity Date:	[*(for Fixed Rate Notes) specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[*specify reference rate*] +/–[ ] per cent. Floating Rate] [Zero Coupon] [Index-Linked Interest] [Dual Currency Interest] [Variable Coupon Amount] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Variable Redemption Amount] [Partly Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/Subordinated]
14.	Listing and Trading:	[The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments/other (*specify*)/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly/other (*specify*)] in arrear]
	(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]][, not adjusted]
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amount which do not correspond with the Fixed Coupon Amount*[(*s*)] and the Interest Payment Date(s) to which they relate]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or other (*specify*)] (*Consider if day count fraction, particularly for Euro denominated issues, should be on an Actual/ Actual basis*)
	(vi) Determination Date(s):	[ ] [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon N.B. only relevant where Day Count Fraction is Actual/ Actual (ICMA)*]

* If the maturity date of the Notes issued in bearer form is one year or less select at No. 44 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
	(i) Interest Period(s):	[ ]
	(ii) Specified Interest Payment Dates:	[ ]
	(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(iv) Business Centre(s):	[ ]
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
	(vi) Interest Period Date(s):	[Not Applicable/*specify dates*]
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Issuing and Paying Agent):	[ ]
	(viii) Screen Rate Determination:	
	– Relevant Time:	[ ]
	– Interest Determination Date:	[[ ] [TARGET] Business Days [in [*specify city for Specified Currency*]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
	– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
	(ix) ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
	– ISDA Definitions (if different from those set out in the Conditions:	[ ]

	(x) Relevant Margin(s):	[+/–][ ] per cent. per annum
	(xi) Minimum Rate of Interest:	[ ] per cent. per annum
	(xii) Maximum Rate of Interest:	[ ] per cent. per annum
	(xiii) Day Count Fraction:	[ ]
	(xiv) Rate Multiplier:	[ ]
	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Amortisation Yield:	[ ] per cent. per annum
	(ii) Day Count Fraction:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ]
19.	**Index-Linked Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv) Interest Period(s):	[ ]
	(v) Specified Interest Payment Dates:	[ ]
	(vi) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(vii) Business Centre(s):	[ ]
	(viii) Minimum Rate of Interest:	[ ] per cent. per annum
	(ix) Maximum Rate of Interest:	[ ] per cent. per annum
	(x) Day Count Fraction:	[ ]
20.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
(v) Day Count Fraction:	[ ]
21. **Variable Coupon Amount Notes:**	[Applicable/Not Applicable] [*If applicable, describe provisions*]

PROVISIONS RELATING TO REDEMPTION

22. **Call Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
(iii) If redeemable in part:	
(a) Minimum nominal amount to be redeemed:	[ ]
(b) Maximum nominal amount to be redeemed:	[ ]
(iv) Option Exercise Date(s):	[ ]
(v) Description of any other option of the Bank:	[ ]
(vi) Notice period (if other than as set out in the Conditions):	[ ]
23. **Put Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
(iii) Option Exercise Date(s):	[ ]
(iv) Description of any other Noteholders' option:	[ ]
(v) Notice period (if other than as set out in the Conditions):	[ ]
24. **Final Redemption Amount of each Note**	[Par/*other*/see Appendix]
25. **Early Redemption Amount**	
Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ]
26. **Variable Redemption Amount Notes:**	[Applicable/Not Applicable] [*If applicable, describe provisions*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27. (a) Form of Notes:	
Bearer Notes:	[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Global Note.] [Temporary Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice.] [Permanent Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Bearer Global Note].
Registered Notes:	
Registrar and Transfer Agents	[*Name and specified offices*]
(i) DTC Application	[Yes/No/*give details*]
(ii) Australian Domestic Notes:	[Yes/No] [*If yes, set out relevant provisions*]
[(b) New Global Note:	[Yes/No]]
28. Relevant Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate*]
29. Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
31. Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	[Not Applicable/*give details including of any minimum or maximum instalment amount*]
32. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
33. Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
34. Other terms or special conditions:	[Not Applicable/*give details including any details relevant to Other Notes, being Notes of a type not specifically contemplated elsewhere in this Pricing Supplement*]
35. Governing law:	[English/*please specify*]

DISTRIBUTION

36. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]

37.	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
38.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

39.	ISIN Code:	[ ]
40.	Common Code:	[ ]
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
42.	Delivery:	Delivery [against/free of] payment
43.	Changes to the Agent(s) (if any):	[ ]
44.	Applicable TEFRA Rules:	D Rules/Not Applicable
45.	Additional United States Federal Income Tax Consequences:	[Not Applicable/*give details*]
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	[Yes/No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form*]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since [*insert date of last published audited accounts*].

AUDITORS

The annual accounts of the Bank for the financial years ended [*insert year*] and [*insert year*], respectively, have been audited by [*insert name of auditors*].

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By:____

Duly Authorised

GENERAL INFORMATION

1. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

4. There has been no material adverse change in the financial position of the Bank since 31 December 2008.

5. The annual accounts of the Bank for the financial years ended 31 December 2007 and 31 December 2008, respectively, have been audited by KPMG Audit.

6. For so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at and, (in the case of items (b), (e) and (f) available from) the specified office of the Paying Agent in Luxembourg:

(a) the Dealer Agreement;

(b) the latest Annual Report of the Bank;

(c) the Issuing and Paying Agency Agreement;

(d) the Deed of Covenant;

(e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

(f) the Information Memorandum and any supplements thereto; and

(g) the Information Statement and any amendments or supplements thereto.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg which are the entities in charge of keeping the records. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorise each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

PRINCIPAL OFFICE OF THE BANK

African Development Bank
01 B. P. 1387 Abidjan
Côte d'Ivoire

Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

THE ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

THE DEALERS

Australia and New Zealand Banking Group Limited
Level 2, 20 Martin Place
Sydney NSW 2000
Australia

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
Kaiserstraße 16 (Kaiserplatz)
60311 Frankfurt am Main

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

Shinkin International Ltd.
4th Floor, River Plate House
7-11 Finsbury Circus
London EC2M 7YA

Société Générale
29, Boulevard Haussmann
75009 Paris 17

Standard Chartered Bank
6 Battery Road
#03-00
Singapore 049909

Standard Bank Plc
20 Gresham Street
London EC2V 7JE

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

LEGAL ADVISERS

Legal Department
African Development Bank
Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

To the Issuer as to English law and US Federal law
Linklaters LLP
One Silk Street
London EC2Y 8HQ

To the Dealers as to English law
and US Federal Tax law
Allen & Overy LLP
One Bishops Square
London E1 6AD

ISSUING AND PAYING AGENT AND REGISTRAR

Citibank, N.A.
Citigroup Centre
Canary Wharf
London E14 5UB

TRANSFER AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

PAYING AGENTS

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

The Bank of New York Mellon
Rue Montoyerstraat, 46
B-1000 Brussels
Belgium

AUDITORS TO THE BANK

KPMG Audit
1, Cours Valmy
92923 Paris
La Défense Cedex
France

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

RF64051

Printed by Royle Financial Print

EXHIBIT C

SUBSCRIPTION AGREEMENT

To: Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.

(the **Lead Managers**)

and: BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

(the **Co-Lead Managers** and, together with
the Lead Managers, the **Managers**)

23 February 2011

Dear Sirs,

African Development Bank (the **Bank**) proposes, pursuant to a Dealer Agreement (the **Dealer Agreement**, which expression shall include any amendments or supplements thereto or restatements thereof) dated 8 September 2009 and made between, among others, the Bank and the Dealers party thereto, to issue U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016 (the **Notes**). The Notes are issued as part of the Global Debt Issuance Facility and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms of the Notes are as set out under the heading "Terms and Conditions" in the Information Memorandum relating to the Global Debt Issuance Facility dated 8 September 2009 and in the pricing supplement dated 23 February 2011 attached hereto.

Subject to receipt by each Manager, in form reasonably satisfactory to such Manager, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Managers jointly and severally agree to subscribe and pay for the Notes on 25 February 2011 (the **Closing Date**) at the subscription price of 99.718 per cent. (being the issue price of 99.843 per cent. less the combined management and underwriting commission of 0.125 per cent.) plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Managers to subscribe and pay for the Notes is conditional upon the receipt by the Managers of the following documentation:

(a) Legal Opinion of General Counsel and Director, Legal Services Department of the Bank;

(b) Legal Opinion of Allen & Overy LLP, English law advisers to the Managers; and

(c) Officer's (closing) Certificate.

The arrangements in relation to the expenses relating to the issue of Notes have been separately agreed between the Bank and the Lead Managers pursuant to an expenses side letter dated the date of this Agreement.

Notwithstanding anything herein contained, the Managers or the Bank (after prior consultation with each other) may, by notice to the Bank or the Managers, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Managers or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank and/or the Managers, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement) be released and discharged from their respective obligations under or pursuant to this Agreement.

In accordance with the restrictions set out in Schedule 1 of the Dealer Agreement, the Managers agree that they will notify Citibank, N.A., London as issuing and paying agent of the completion of distribution of the Notes subscribed and paid by them hereunder.

In connection with the issue and distribution of the Notes, Daiwa Capital Markets Europe Limited (the **Stabilising Manager**) (or any person acting for the Stabilising Manager) at their discretion may, to the extent permitted by and in accordance with applicable laws and regulations, over-allot and/or effect transactions in the open market or otherwise with a view to stabilising or maintaining the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time. In relation to any such over-allotment or stabilisation the Stabilising Manager (or any person acting for the Stabilising Manager) shall be deemed to act for their own account and not as agent of the Bank or the Managers and any loss resulting from such over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be retained, by the Stabilising Manager (and/or any person acting for the Stabilising Manager) for their own account. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$1,000,000,000.

This Agreement, as to which time shall be of the essence, and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,



....

African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: ....

(Duly authorised)

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

....

African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: 

(Duly authorised)

PRICING SUPPLEMENT

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a)	Form of Notes:	
		Bearer Notes:	Not Applicable
		Registered Notes:	Applicable
		Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
		(i) DTC Application	Yes
		(ii) Australian Domestic Notes:	No
	(b)	New Global Note:	No
28.		Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.		Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable

30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable

44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	No

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: ________________________________

Duly Authorised

EXHIBIT D

AFRICAN DEVELOPMENT BANK

LEGAL SERVICES DEPARTMENT

TEMPORARY RELOCATION AGENCY
15 AVENUE DE GHANA
B.P. 323 TUNIS
1002 TUNIS BELVEDERE
TUNISIA

TELEPHONE: (216) 71 10 20 32
FAX: (216) 71 83 02 04

OFFICE OF THE GENERAL COUNSEL



DATE: 25 February 2011
REF: GECL/KG/nm/let/06/11

Daiwa Capital Markets Europe Limited
Deutsche Bank AG
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the **Lead Managers**)

and

BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank
(the **Co-Lead Managers**, and together with the **Lead Managers**, the **Managers**)

Dear Sirs,

AFRICAN DEVELOPMENT BANK
U.S.$1,000,000,000 2.5 per cent Global Notes due 15 March 2016
Issued pursuant to the Global Debt Issuance Facility for issues of Notes with maturities of one day or longer
Series 387

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "**Bank**"), in connection with the issue by the Bank of USD 1,000,000,000 2.5 per cent Global Notes due 15 March 2016 (the "**Notes**") issued pursuant to the Bank's Global Debt Issuance Facility for issues of Notes with maturities of one day or longer (the "**Facility**").

For the purposes of this opinion, I have examined, *inter alia*, the following:

(a) The Agreement Establishing the African Development Bank (the "**Bank Agreement**") in its present form and the current By-Laws of the Bank including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b) Resolution B/BD/2010/28 of the Board of Directors of the Bank adopted on 1 December 2010 approving the Bank's borrowing programme for the year 2011;

(c) the opinion of the General Counsel of the Bank (the "**General Counsel**"), dated 19 December 2001, given in connection with the Facility (the "**Original Opinion**");

(d) the opinion of the General Counsel dated 8 September 2009, given in connection with the update of the Facility (the "**Update Opinion**");

(e) the subscription agreement dated 23 February 2011 relating to the Notes (the "**Subscription Agreement**");

(f) the pricing supplement dated 23 February 2011 relating to the Notes (the "**Pricing Supplement**); and

(g) the legal opinion of Allen & Overy LLP dated 25 February 2011.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion.

Having examined the foregoing, I am of the opinion that:

(i) in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though: (a) the statements made in the Original Opinion and the Update Opinion were made by me on the date hereof; and (b) the Original Opinion and the Update Opinion were addressed to the Managers;

(ii) the Subscription Agreement and the Pricing Supplement have been duly authorised and executed, and delivered by or on behalf of the Bank;

(iii) the Subscription Agreement constitutes a valid, legally binding and enforceable obligation of the Bank and that the performance thereof is within the capacity and power of the Bank;

(iv) the Notes will constitute direct, general and unconditional obligations of the Bank which (a) rank *pari passu* among themselves and (b) will at all times rank at least *pari passu* with all other outstanding obligations of the Bank except to the extent that such other outstanding obligations are by their terms expressed to be subordinated in right of payment;

(v) all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and the Pricing Supplement, for the issuance of the Notes, and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(vi) the Notes constitute valid and legally binding obligations of the Bank which are enforceable in accordance with their terms and conditions; and

(vii) the execution and delivery of the Subscription Agreement and the Pricing Supplement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under, any agreement or instrument to which the Bank is a party or to which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation, judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person. With respect to the opinion expressed in paragraph (vi) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under Section 9(a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied with respect to matters of English law, upon the aforementioned opinion of Allen & Overy LLP.

Yours faithfully,



Kalidou GADIO
General Counsel


SEC MAIL PROCESSING
RECEIVED
MAR 0 8 2011
WASH, D.C.
189
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF AFRICAN DEVELOPMENT BANK

In respect of its

USD1,000,000,000 2.50 per cent Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AFDB

DATED: FEBRUARY 25, 2011

The following information regarding the 2.50 per cent. Global Notes due 15 March 2016 (herein referred to as the "**Notes**") of the African Development Bank (the "**Bank**") is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Pricing Supplement (attached hereto as Exhibit A) and an Information Memorandum (attached hereto as Exhibit B).

Item 1. Description of Obligations

(a) through (h)

See the Information Memorandum, pages 10-24 and the Pricing Supplement.

(i) Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB.

Item 2. Distribution of Obligations

(a) See the Pricing Supplement under the caption "Distribution", items 36-38.

On February 23, 2011 the Bank entered into a Subscription Agreement with Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, HSBC Bank plc and J.P. Morgan Securities Ltd. (herein referred to as the "**Lead Managers**") and BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Mizuho International plc and Standard Chartered Bank (herein referred to as the "**Co-Lead Managers**" and, together with the Lead Managers, the "**Managers**"), upon the terms set forth in said Subscription Agreement (attached hereto as Exhibit C).

(b) See the Information Memorandum, page 3, and the Pricing Supplement, item 36(b). The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD1,000,000,000.

(c) Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Proceeds to the Bank*
Per Unit	99.843%	0.125%	99.718%
Total	$998,430,000	U.S.$1,250,000	$997,180,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

A management and underwriting commission of 0.125% was paid.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees**	$120,000
Total	$120,000

Item 6. Application of Proceeds

See the Information Memorandum page 27.

Item 7. Exhibits

A. Copy of Pricing Supplement, dated February 23, 2011.

B. Copy of Information Memorandum, dated September 8, 2009.

C. Copy of the Subscription Agreement, dated February 23, 2011.

D. Copy of Opinion dated February 25, 2011, of the General Counsel and Director, Legal Services Department of the Bank, as to the legality of the Notes.

---

* Without deducting expenses of the Bank

** The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2011 Borrowing Programme.

EXHIBIT A

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Applicable
	(a) Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b) Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c) Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d) Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011.
	(e) Day Count Fraction:	30/360
	(f) Determination Date(s):	Not Applicable
	(g) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index-Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Interest Note Provisions**	Not Applicable
21.	**Variable Coupon Amount Notes:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable

24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes**:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late	Not Applicable

payment:

31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable
44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would	No

allow Eurosystem eligibility:

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:



By: ______________________________

Duly Authorised

EXHIBIT B

INFORMATION MEMORANDUM


BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT BANK

African Development Bank

Global Debt Issuance Facility

For issues of Notes with maturities of one day or longer

This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the Euro MTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to the official list of the Luxembourg Stock Exchange (the "Official List") and to trading on the regulated market of the Luxembourg Stock Exchange. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. References in this Information Memorandum to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange's regulated market. The Facility provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Bank and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Facility. The applicable Pricing Supplement in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Information Memorandum supersedes and replaces the Information Memorandum dated 8 July 2008.

Arranger

Citi

Dealers

Australia and New Zealand Banking Group Limited
Barclays Capital
Citi
Credit Suisse
Goldman Sachs International
J.P. Morgan
Mizuho International plc
Nomura International
Société Générale Corporate & Investment Banking
Standard Chartered Bank

BofA Merrill Lynch
BNP PARIBAS
Commerzbank
Daiwa Securities SMBC Europe
HSBC
Mitsubishi UFJ Securities International plc
Morgan Stanley
Shinkin International
Standard Bank
TD Securities

Information Memorandum dated 8 September 2009

The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Bank in connection with the Programme.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 8 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, United States persons.

Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "€" are to the lawful currency of the Member States of the European Union that have adopted the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Pricing Supplement (or any person(s) acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the Pricing Supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or any agent of such Stabilising Manager(s)) in accordance with all applicable laws and rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i) the most recent publicly available information statement (the "Information Statement") of the Bank, beginning with the Information Statement dated 10 August 2009;

(ii) the most recently published financial statements and reports of the independent auditors of the Bank contained in the annual reports of the Bank;

(iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

(iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

TABLE OF CONTENTS

SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 24 hereof.

Issuer	African Development Bank.
Arranger	Citigroup Global Markets Limited.
Dealers	Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.
Issuing and Paying Agent	Citibank, N.A. and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Registrar	Citibank, N.A. and/or such other registrar as may be specified in the relevant Pricing Supplement.
Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Listing Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Facility Amount	Notes may be issued and outstanding in an unlimited aggregate principal amount.
Availability	The Facility will be continuously available and will be uncommitted.
Form of Notes	The Notes may be issued in bearer form or in registered form. Notes in registered form may not be exchanged for Notes in bearer form. Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited (if the Notes are not intended to be issued in NGN form) with a common depositary for Euroclear Bank SA/NV, ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system or (if the Notes are intended to be issued in NGN form) with a common safekeeper for Euroclear or Clearstream, Luxembourg. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms. Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.
Clearing Systems	Notes shall be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust Company and, outside the United States, the systems operated by Euroclear, Clearstream, Luxembourg and, in Australia, the system operated by Austraclear Limited.

Status of Notes	Notes may be issued as senior notes ("Senior Notes") or subordinated notes ("Subordinated Notes") and will be direct, unsecured and general obligations of the Bank. The Senior Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.
Interest Rates	Notes may be interest bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.
Variable Coupon Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at a discount to par and will not bear interest.
Variable Redemption Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Other Notes	Terms applicable to High Interest Notes, Low Interest Notes, Step-up Notes, Step-Down Notes, Dual Currency Notes, Reverse Dual Currency Notes, Optional Dual Currency Notes, Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.
Negative Pledge	The Notes have the benefit of a negative pledge in respect of Relevant Indebtedness as more fully described under "Terms and Conditions of the Notes".
Events of Default	The events of default under the Notes are as specified below under "Terms and Conditions of the Notes".
Cross Default	Notes will be issued with the benefit of a cross-default provision, as described under "Terms and Conditions of the Notes".
Currencies	Notes may be denominated in such currency or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including, without limitation, the Euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the Singapore Dollar, the Swiss Franc, the Australian Dollar and the New Zealand Dollar), subject to compliance with all applicable legal or regulatory requirements.

Issuance in Series	Notes will be issued in a series (each a "Series"). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may comprise one or more tranches ("Tranches" and each, a "Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.
Issue Price	Notes may be issued at par or at a discount or premium to par. Partly paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Maturity of Notes	Notes may be issued with maturities of one day or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.
Denominations	Notes will be issued in such denominations as may be agreed between the Bank and the relevant Dealer and as specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.
Early Redemption	Early redemption will be permitted only to the extent specified in the relevant Pricing Supplement and then only subject to any applicable legal or regulatory limitations.
Redemption	Notes may be redeemable at par or at such other redemption amount as may be specified in the relevant Pricing Supplement.
Taxation	Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.
Governing Law	The Notes, all related contractual documentation and any non-contractual obligations arising out of or in connection with the Notes or such related contractual documentation will be governed by, and construed in accordance with, English law, except as otherwise specified in the relevant Pricing Supplement.
Listing and Trading	Each Series of Notes may be listed and traded on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.
Terms and Conditions	The terms and conditions applicable to each Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such Series, and will be specified in the relevant Pricing Supplement. The Terms and Conditions applicable to each Series will therefore be those set out on pages 10 to 24 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.
Enforcement of Notes in Global Form	In the case of Notes in global form, individual investors' rights will be governed by a Deed of Covenant dated 8 September 2009 and available for inspection at the specified office of the Issuing and Paying Agent.

Pricing Supplements	The commercial terms of each trade will be set forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and (ii) act as a mechanism for listing the Notes. For the purpose of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive, all references in this document to "Pricing Supplement" should be read and construed as references to "Final Terms".
Selling Restrictions	The Dealers have undertaken to comply with appropriate UK, US, Australian and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1. General

Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an issuing and paying agency agreement dated 8 September 2009 (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York Mellon as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York Mellon in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale à Luxembourg, société anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale à Luxembourg, société anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Couponholders" and the "Coupons", respectively), appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "Talons") for further Coupons are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2. Form, Denomination and Title

The Notes will be issued in bearer form or in registered form and, in the case of Definitive Notes, serially numbered, in the Specified Denomination (as specified below) and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon. In these Conditions, "Specified Denominations" means the denomination or denominations specified on such Note.

Bearer Notes

Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

(i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

(ii) if so specified in the relevant Pricing Supplement, definitive notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement provided such period is no more than 60 days, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

(i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

(ii) any of the circumstances described in Condition 8 has occurred and is continuing.

In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 8 September 2009 and executed and delivered by the Bank in relation to the Notes.

Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes, Coupons or Talons signify the bearers of such Bearer Notes, such Coupons or such Talons.

The Holder of any Bearer Note, Coupon or Talon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a

denomination of more than US$500,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 5, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3. Status, Negative Pledge and Undertaking

Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank *pari passu* and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu*

without any preference one above the other by reason of priority of date of issue, currency, payment or otherwise with Senior Notes of the Bank.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any Relevant Indebtedness issued, assumed or guaranteed by the Bank, unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such Relevant Indebtedness.

In these Conditions:

Relevant Indebtedness means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market having an original maturity of more than one year from its original date of issue.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of, or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such call proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account, provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to the obligation of the Bank in respect of Senior Notes in right of payment and, accordingly, the Bank will not make any payment to the holders of Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or are adequately (in the opinion of the Board of Directors of the Bank), provided for. The Bank shall within a reasonable time of any such call apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately (in the opinion of the Board of Directors of the Bank) provide for, all of the Senior Notes outstanding at the date of such call. Notwithstanding the foregoing the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4. Interest

Each Fixed Rate Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

Each Floating Rate Note and Index Linked Interest Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

ISDA Determination for Floating Rate Notes: Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph, "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Pricing Supplement

(y) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

Screen Rate Determination for Floating Rate Notes: Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

  (I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

  (II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

  in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of

Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield as provided in the relevant Pricing Supplement.

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to this Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under the Conditions.

If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the

nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

As soon as practicable after the Relevant Time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to this Condition 4, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 8, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

Calculation Agent and Reference Banks: The Bank shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Bank shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

Interest — Supplemental Provision

The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest bearing.

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET2 system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/Actual (ISDA)" or "Actual/Actual" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified in the relevant Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Pricing Supplement in relation to Notes other than Fixed Rate Notes, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30

(vi) if "30/360" is specified in the relevant Pricing Supplement in relation to Fixed Rate Notes, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360;

(vii) if "30E/360" or "Eurobond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30

(viii) if "30E/360 (ISDA)" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30

(ix) if "Actual/Actual-ICMA" is specified in the relevant Pricing Supplement,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such in the relevant Pricing Supplement or, if none is so specified, the Interest Payment Date

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if

appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4.

"TARGET2 System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System or any successor thereto.

5. Redemption and Purchase

Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons in the open market, by private treaty, tender offer or otherwise. Any Notes or Coupons so purchased may be held or resold or, at the discretion of the Bank, delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 5, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

Optional Early Redemption (Put)

If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series by giving to the Bank, in accordance with Condition 11, not less than 15 nor more than 30 days' notice of its intention to exercise the option, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal

amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

If the relevant Pricing Supplement so specifies, then the Bank may, having given:

(i) not less than 15 nor more than 30 days' notice to the Holders of the Notes in accordance with Condition 11; and

(ii) not less than 15 days before the giving of the notice referred to in (i) above, notice to the Issuing and Paying Agent, and

subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

(i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

(ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or by a reduction in nominal amount, at their discretion); and

(iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) *pro rata* to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 2 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6. Payments

Bearer Notes

Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents outside the United States.

Payment of amounts due in respect of interest on Bearer Notes will be made:

(i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

(ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

(iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

Payments of interest in US dollars in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that such payments may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Bank.

No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which either the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment or, if the face value of the missing unmatured Coupons cannot be determined, the missing unmatured Coupons will become void. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking

Day before the due date for such payment (the "Record Date") provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a payment in euro, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately preceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

7. Prescription

Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8. Repayment in the Event of Default

Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Côte d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes and such failure continues for a period of 90 days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for 90 days,

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all the defaults in relation to such Notes shall have been cured.

9. Replacement of Notes and Coupons

If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10. Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of Coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11. Notices

Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the *Financial Times*) and (ii) so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made.

Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Côte d'Ivoire (Attention: Vice President for Finance)); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12. Further Issues

The Bank may from time to time, without the consent of the Noteholders or Couponholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13. Governing Law and Jurisdiction

The Notes, the Coupons, the Issuing and Paying Agency Agreement and any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes, the Coupons or the Issuing and Paying Agency Agreement, including any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement, ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Each Series of Notes in bearer form will initially be represented by a Temporary Global Note in bearer form without Coupons which will:

(i) if the Global Notes are intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Notes to a common safekeeper (the "Common Safekeeper") for Euroclear and Clearstream, Luxembourg; and

(ii) if the Global Notes are not intended to be issued in NGN form, be delivered to a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or prior to the original issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date of the Series represented by such Temporary Global Note upon certification as to non-US beneficial ownership. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

In the event that a Global Note is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. A Noteholder who holds a principal amount of less than the minimum Specified Denomination will not receive a Definitive Note in respect of such holding and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Payments

No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership. All payments in respect of

Notes represented by a Global Note will be made, if the Global Note is not intended to be issued in NGN form, against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

Notices

So long as any Notes are represented by a Global Note and such a Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Terms and Conditions or by delivery of the relevant notice to the holder of the Global Note.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Interest Rate Risks

An investment in Notes the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Bank at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Bank and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Structure Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors – Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the

future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and, in the case of Structured Notes, the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity and/or investors who are required to use the mark to market valuation of their holding of the Notes for accounting purposes.

Exchange Rate Risks and Exchange Controls

As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency

(the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Minimum Specified Denominations

In relation to any issue of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such case a Noteholder who, as a result of such trading amounts, holds a principal amount of less than the minimum Specified Denomination (as defined in the Terms and Conditions) will not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

TAXATION

GENERAL

Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Facility, and the relevant Pricing Supplement may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Notes as are issued thereunder. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and Issue Price (as defined below under "*Original Issue Discount – General*") and that will hold the Notes as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Bank; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder. Moreover, the summary deals only with Notes with a term of 30 years or less. The U.S. federal income tax consequences of owning Notes with a longer term may be discussed in the applicable Pricing Supplement.

This summary is based on the U.S. Internal Revenue Code of 1986 (the "Code"), proposed, temporary and final U.S. Treasury regulations (together, the "U.S. Treasury Regulations") promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Information Memorandum. All of the foregoing are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes, Notes with long maturities or, in some cases, Subordinated Notes may be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its tax adviser with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its tax adviser with respect to the U.S. state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (y) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "*Original Issue Discount – General*"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

If an interest payment is denominated in, or determined by reference to, a foreign currency, in the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

In the case of (i) a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and (ii) a cash basis U.S. Holder required to accrue OID (as defined below) in respect of any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).

Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "*Original Issue Discount – Variable Rate Notes*".

In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an "instalment obligation") will be treated as a Discount Note if the excess of the Note's stated redemption price at maturity over its issue price is equal to or greater than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the weighted average maturity of the Note. A Note's weighted average maturity is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. Unless the election described below under "*Election to Treat All Interest as OID*" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to

the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated *pro rata* on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a Note (other than a Note that is subject to the CPDI Regulations, as described below) that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "*Payments of Interest*" above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Note or a sale or disposition of the Note), a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Fungible Issue. The Issuer may, without the consent of the Holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed-Linked Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date (or, in the case of an instalment obligation, the weighted average maturity) and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate"; and (c) the Note does not provide for any principal payments that are contingent (other than as described in (a) above).

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not

more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the Bank or a related party (such as dividends, profits or the value of the Bank's stock). A variable rate will not fail to be an objective rate merely because it is based on the credit quality of the Issuer. A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note which is unconditionally payable in cash or property (other than debt instruments of the Bank) at least annually will constitute qualified stated interest and will be taxed accordingly. The amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of (i) a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or, (ii) in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not otherwise exempt from the contingent payment debt instrument rules, then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a

contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously accrued on the Note. The "comparable yield" is the annual yield that the Bank would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

Under the non-contingent bond method, the Bank would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must include each non-contingent payment and an estimated amount for each contingent payment, and must produce the comparable yield. The comparable yield and Schedule will be available from the Bank by submitting a written request for such information to Vice President, Finance, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia, Telephone: +216 71 102 803, Fax: +216 71 330 598 and E-mail: mtn-desk@afdb.org and back-office@afdb.org.

THE COMPARABLE YIELD AND SCHEDULE WILL NOT BE DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF CONTINGENT NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND WILL NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO THE HOLDERS OF THE NOTES.

The use of the comparable yield and the calculation of the Projected Payments will be based upon a number of assumptions and estimates and will not be a prediction, representation or guarantee of the actual amounts of interest that may be paid to a U.S. Holder or the actual yield of the Notes. A U.S. Holder will generally be bound by the comparable yield and the Schedule determined by the Bank, unless the U.S. Holder determines its own comparable yield and projected payment schedule and explicitly discloses such schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. The Issuer's determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other comparable yield or projected payment schedule should be used instead.

If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). Any negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. Holder has a net positive or negative adjustment for that year. However, any negative adjustment that is carried forward to a taxable year in which the Contingent Note is sold, exchanged or retired, to the extent not applied to OID accrued for such year, reduces the U.S. Holder's amount realised on the sale, exchange or retirement. As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent

bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part.

Special rules apply to determine the accrual of OID, and the amount, timing, source and character of any gain or loss on a Note subject to the CPDI regulations that is denominated in a foreign currency (a "Foreign Currency Contingent Note"), including certain non-contingent Notes whose payments are denominated in, or are determined by reference to, more than one foreign currency. The rules applicable to Foreign Currency Contingent Notes are complex, and U.S. Holders are urged to consult their tax advisers concerning the application of these rules.

Under these rules, a U.S. Holder of a Foreign Currency Contingent Note will generally be required to accrue OID in the foreign currency in which the Foreign Currency Contingent Note is denominated (i) at a yield at which the Bank would issue a fixed rate debt instrument denominated in the same foreign currency with terms and conditions similar to those of the Foreign Currency Contingent Note, and (ii) in accordance with a projected payment schedule determined by the Bank, under rules similar to those described above. The amount of OID on a Foreign Currency Contingent Note that accrues in any accrual period will be the product of the comparable yield of the Foreign Currency Contingent Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Foreign Currency Contingent Note. The adjusted issue price of a Foreign Currency Contingent Note will generally be determined under the rules described above, and will be denominated in the foreign currency of the Foreign Currency Contingent Note.

OID on a Foreign Currency Contingent Note will be translated into U.S. dollars under translation rules similar to those described above under "*Payments of Interest*". Any positive adjustment (i.e. the excess of actual payments over projected payments) in respect of a Foreign Currency Contingent Note for a taxable year will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account or, if earlier, the date on which the Foreign Currency Contingent Note is disposed of. The amount of any negative adjustment on a Foreign Currency Contingent Note (i.e. the excess of projected payments over actual payments) that is offset against accrued but unpaid OID will be translated into U.S. dollars at the same rate as which such OID was accrued. To the extent a net negative adjustment exceeds the amount of accrued but unpaid OID, the negative adjustment will be treated as offsetting OID that has accrued and been paid on the Foreign Currency Contingent Note, and will be translated into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. Any net negative adjustment carry forward will be carried forward in the relevant foreign currency.

Prospective purchasers should consult their tax advisers regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Facility.

Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Solely for the purposes of determining whether such a Note has OID, the Bank will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note. Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their tax advisers, since the OID consequences of acquiring, holding, and disposing of such Notes will depend, in part, on the particular terms and features of the purchased Notes.

Short-Term Notes. Short Term Notes (i.e., Notes that have a fixed maturity of one year or less) will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Note on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note. This election will apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "*Original Issue Discount – General*" with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. However, if this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisers concerning the propriety and consquences of this election.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount (or, for a Discount Note, its stated redemption price at maturity) may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and any such bond premium that is taken into account currently will reduce interest income in units of foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the amount offset multiplied by the difference between the spot rate in effect on the date of the offset, and the spot rate in effect on the date the Notes were acquired by the U.S. Holder. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Notes other than Contingent Payment Notes and Foreign Currency Contingent Notes. A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the

sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date of sale, retirement or disposition of the Note or (2) in the case of a Note traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "*Original Issue Discount-General*". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments).

Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to significant limitations).

Contingent Notes. Gain from the sale or retirement of a Contingent Note will be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total interest inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss realised by a U.S. Holder on the sale or retirement of a Contingent Note will generally be foreign source.

A U.S. Holder's tax basis in a Contingent Note will generally be equal to its cost, increased by the amount of interest previously accrued with respect to the Note (determined without regard to any positive or negative adjustments reflecting the difference between actual payments and Projected Payments), increased or decreased by the amount of any positive or negative adjustment that the Holder is required to make to account for the difference between the Holder's purchase price for the Note and the adjusted issue price of the Note at the time of the purchase, and decreased by the amount of any Projected Payments scheduled to be made on the Note to the U.S. Holder through such date (without regard to the actual amount paid).

Foreign Currency Contingent Notes. Upon a sale, exchange or retirement of a Foreign Currency Contingent Note, a U.S. Holder will generally recognise taxable gain or loss equal to the difference between the amount realised on the sale, exchange or retirement and the U.S. Holder's tax basis in the Foreign Currency Contingent Note, both translated into U.S. dollars as described below. A U.S. Holder's tax basis in a Foreign Currency Contingent Note will equal (i) the cost thereof (translated into U.S. dollars at the spot rate on the issue date), (ii) increased by the amount of OID previously accrued on the Foreign Currency Contingent Note (disregarding any positive or negative adjustments and translated into U.S. dollars using the exchange rate applicable to such OID) and (iii) decreased by the projected amount of all prior payments in respect of the Foreign Currency Contingent Note. The U.S. dollar amount of the projected payments described in clause (iii) of the preceding sentence is determined by (i) first allocating the payments to the most recently accrued OID to which prior amounts have not already been allocated and translating those amounts into U.S. dollars at the rate at which the OID was accrued and (ii) then allocating any remaining amount to principal and translating such amount into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. For this purpose, any accrued OID reduced by a negative adjustment carry forward will be treated as principal.

The amount realised by a U.S. Holder upon the sale, exchange or retirement of a Foreign Currency Contingent Note will equal the amount of cash and the fair market value (determined in foreign currency) of any property received. If a U.S. Holder holds a Foreign Currency Contingent Note until its scheduled maturity, the U.S. dollar equivalent of the amount realised will be determined by separating such amount realised into principal and one or more OID components, based on the principal and OID comprising the U.S. Holder's basis, with the amount realised allocated first to OID (and allocated to the most recently accrued amounts first) and any remaining amounts allocated to principal. The U.S. dollar equivalent of the amount realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be determined in a similar manner but will first be allocated to principal and then any accrued OID (and will be allocated to the earliest accrued amounts first). Each component of the amount realised will be translated into U.S. dollars using the exchange rate used with respect to the corresponding principal or accrued OID. The amount of any gain realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be equal to the excess of the amount realised over the holder's tax basis, both expressed in foreign currency, and will be translated into U.S. dollars using the spot rate on the payment date. Gain from the sale or retirement of a Foreign Currency Contingent Note will generally be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total OID inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss (other than loss treated as capital loss) realised by a U.S. Holder on the sale or retirement of a Foreign Currency Contingent Note will generally be foreign source. Any capital loss will generally be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of Foreign Currency Contingent Notes.

A U.S. Holder will also recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the receipt of foreign currency in respect of a Foreign Currency Contingent Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to the principal or accrued OID to which such payment relates.

Disposition of Foreign Currency

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of a Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income and other tax consequences of owning Notes.

Taxation provisions of the Agreement

The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes that are paid to U.S. Holders and are made within the United States or by certain U.S. or U.S.-controlled paying agents. The Bank is not subject to

the reporting requirements, and the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders if such returns are otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9, will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their tax advisors regarding the applicability and consequences of information reporting and backup withholding.

A U.S. taxpayer that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. Holder may be required to treat a foreign currency exchange loss from the Notes as a reportable transaction if the loss exceeds U.S.$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. In the event the acquisition, holding or disposition of Notes constitutes participation in a reportable transaction for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Accordingly, if a U.S. Holder realises a loss on any Note (or, possibly, aggregate losses from the Notes) satisfying the monetary thresholds discussed above, the U.S. Holder could be required to file an information return with the IRS, and failure to do so may subject the U.S. Holder to the penalties described above. In addition, the Issuer and its advisers may also be required to disclose the transaction to the IRS, and to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Notes.

RELATED DERIVATIVES TRANSACTIONS

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

SUBSCRIPTION AND SALE

Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in a dealer agreement dated 8 September 2009 (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will *inter alia* make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

United Kingdom

Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Dealer has acknowledged that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended the "FIEA"). Accordingly, each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 or 1949, as amended)) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws, regulations and ministerial guidelines of Japan.

Singapore

Each Dealer has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, each Dealer has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

1. to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 (1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;
2. where no consideration is or will be given for the transfer; or
3. where the transfer is by operation of law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been, or will be, lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue, sale or purchase in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia,

unless:

(i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

(ii) such action complies with applicable laws, regulations and directives; and

(iii) such action does not require any documents to be lodged with ASIC.

New Zealand

Each Dealer has acknowledged that the Information Memorandum has not been, nor will be, registered with the New Zealand Registrar of Companies pursuant to the Securities Act 1978 of New Zealand. Accordingly, each Dealer has represented and agreed that:

(a) it has not offered for sale, or transferred, and will not directly or indirectly offer for sale, or transfer, any Notes to any member of the public in New Zealand; and

(b) it will not distribute, publish, deliver or disseminate the Information Memorandum, any pricing supplement or any information or other material that may constitute an advertisement (as defined in the Securities Act 1978 of New Zealand) in relation to any offer of the Securities in New Zealand;

in any such case, other than:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978 of New Zealand;

(b) to persons who are each required to pay a minimum subscription price of at least NZ$500,000.00 for the Notes (disregarding any amount lent by the offeror, the Bank or any associated person of the offeror or the Bank) before the allotment of those Notes; or

(c) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Canada

Each Dealer has acknowledged, represented and agreed that no prospectus in relation to the Notes has been filed with the securities regulatory authority in any province or territory of Canada. The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer has acknowledged, represented and agreed, and each further Dealer appointed under the Facility will be required to represent and agree, that it has not offered, sold or distributed any Notes, directly or indirectly, in Canada or to, or for the benefit of, any resident thereof, except in compliance with applicable securities laws in Canada or any province or territory of Canada.

Each Dealer has agreed not to distribute or deliver the Information Memorandum or any other offering material relating to the Notes, in Canada in contravention of the securities laws of Canada or any province of territory thereof.

Notes offered in Canada may be subject to additional Canadian selling restrictions as the Bank and relevant Dealer may agree as indicated in the relevant Pricing Supplement. Each Dealer will be required to agree that it will offer, sell or distribute such Notes only in compliance with such additional Canadian selling restrictions and only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made.

FORM OF PRICING SUPPLEMENT

Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated [ ]

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of [Aggregate Principal Amount of Series]
[Title of Notes]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum [as so supplemented].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.*]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]], save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	Issuer:	African Development Bank
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ] [Note – where multiple denominations above €50,000 are being used, the following sample wording should be used: "€50,000 and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued in excess of [€99,000].
7.	(i) Issue Date:	[ ]

	(ii) Interest Commencement Date:	[ ]
8.	*Maturity Date:	[*(for Fixed Rate Notes) specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[*specify reference rate*] +/–[ ] per cent. Floating Rate] [Zero Coupon] [Index-Linked Interest] [Dual Currency Interest] [Variable Coupon Amount] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Variable Redemption Amount] [Partly Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/Subordinated]
14.	Listing and Trading:	[The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments/other (*specify*)/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly/other (*specify*)] in arrear]
	(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]][, not adjusted]
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amount which do not correspond with the Fixed Coupon Amount*[(*s*)] and the Interest Payment Date(s) to which they relate]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or other (*specify*)] (*Consider if day count fraction, particularly for Euro denominated issues, should be on an Actual/ Actual basis*)
	(vi) Determination Date(s):	[ ] [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon N.B. only relevant where Day Count Fraction is Actual/ Actual (ICMA)*]

---

* If the maturity date of the Notes issued in bearer form is one year or less select at No. 44 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
	(i) Interest Period(s):	[ ]
	(ii) Specified Interest Payment Dates:	[ ]
	(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(iv) Business Centre(s):	[ ]
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
	(vi) Interest Period Date(s):	[Not Applicable/*specify dates*]
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Issuing and Paying Agent):	[ ]
	(viii) Screen Rate Determination:	
	– Relevant Time:	[ ]
	– Interest Determination Date:	[[ ] [TARGET] Business Days [in [*specify city for Specified Currency*]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
	– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
	(ix) ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
	– ISDA Definitions (if different from those set out in the Conditions:	[ ]

(x)	Relevant Margin(s):	[+/–][ ] per cent. per annum
(xi)	Minimum Rate of Interest:	[ ] per cent. per annum
(xii)	Maximum Rate of Interest:	[ ] per cent. per annum
(xiii)	Day Count Fraction:	[ ]
(xiv)	Rate Multiplier:	[ ]
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]

18. **Zero Coupon Note Provisions** — [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i)	Amortisation Yield:	[ ] per cent. per annum
(ii)	Day Count Fraction:	[ ]
(iii)	Any other formula/basis of determining amount payable:	[ ]

19. **Index-Linked Interest Note Provisions** — [Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)

(i)	Index/Formula:	[*give or annex details*]
(ii)	Calculation Agent responsible for calculating the interest due:	[ ]
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv)	Interest Period(s):	[ ]
(v)	Specified Interest Payment Dates:	[ ]
(vi)	Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(vii)	Business Centre(s):	[ ]
(viii)	Minimum Rate of Interest:	[ ] per cent. per annum
(ix)	Maximum Rate of Interest:	[ ] per cent. per annum
(x)	Day Count Fraction:	[ ]

20. **Dual Currency Interest Note Provisions** — [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
(v) Day Count Fraction:	[ ]
21. **Variable Coupon Amount Notes:**	[Applicable/Not Applicable] [*If applicable, describe provisions*]

PROVISIONS RELATING TO REDEMPTION

22. **Call Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
(iii) If redeemable in part:	
(a) Minimum nominal amount to be redeemed:	[ ]
(b) Maximum nominal amount to be redeemed:	[ ]
(iv) Option Exercise Date(s):	[ ]
(v) Description of any other option of the Bank:	[ ]
(vi) Notice period (if other than as set out in the Conditions):	[ ]
23. **Put Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
(iii) Option Exercise Date(s):	[ ]
(iv) Description of any other Noteholders' option:	[ ]
(v) Notice period (if other than as set out in the Conditions):	[ ]
24. **Final Redemption Amount of each Note**	[Par/*other*/see Appendix]
25. **Early Redemption Amount**	
Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ]
26. **Variable Redemption Amount Notes:**	[Applicable/Not Applicable] [*If applicable, describe provisions*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27. (a) Form of Notes:	
Bearer Notes:	[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Global Note.] [Temporary Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice.] [Permanent Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Bearer Global Note].
Registered Notes:	
Registrar and Transfer Agents	[*Name and specified offices*]
(i) DTC Application	[Yes/No/*give details*]
(ii) Australian Domestic Notes:	[Yes/No] [*If yes, set out relevant provisions*]
[(b) New Global Note:	[Yes/No]]
28. Relevant Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate*]
29. Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
31. Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	[Not Applicable/*give details including of any minimum or maximum instalment amount*]
32. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
33. Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
34. Other terms or special conditions:	[Not Applicable/*give details including any details relevant to Other Notes, being Notes of a type not specifically contemplated elsewhere in this Pricing Supplement*]
35. Governing law:	[English/*please specify*]

DISTRIBUTION

36. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]

37.	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
38.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

39.	ISIN Code:	[ ]
40.	Common Code:	[ ]
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
42.	Delivery:	Delivery [against/free of] payment
43.	Changes to the Agent(s) (if any):	[ ]
44.	Applicable TEFRA Rules:	D Rules/Not Applicable
45.	Additional United States Federal Income Tax Consequences:	[Not Applicable/*give details*]
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	[Yes/No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form*]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since [*insert date of last published audited accounts*].

AUDITORS

The annual accounts of the Bank for the financial years ended [*insert year*] and [*insert year*], respectively, have been audited by [*insert name of auditors*].

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By:______________________________

Duly Authorised

GENERAL INFORMATION

1. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

4. There has been no material adverse change in the financial position of the Bank since 31 December 2008.

5. The annual accounts of the Bank for the financial years ended 31 December 2007 and 31 December 2008, respectively, have been audited by KPMG Audit.

6. For so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at and, (in the case of items (b), (e) and (f) available from) the specified office of the Paying Agent in Luxembourg:

(a) the Dealer Agreement;

(b) the latest Annual Report of the Bank;

(c) the Issuing and Paying Agency Agreement;

(d) the Deed of Covenant;

(e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

(f) the Information Memorandum and any supplements thereto; and

(g) the Information Statement and any amendments or supplements thereto.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg which are the entities in charge of keeping the records. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorise each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

PRINCIPAL OFFICE OF THE BANK

African Development Bank
01 B. P. 1387 Abidjan
Côte d'Ivoire

Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

THE ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

THE DEALERS

Australia and New Zealand Banking Group Limited
Level 2, 20 Martin Place
Sydney NSW 2000
Australia

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
Kaiserstraße 16 (Kaiserplatz)
60311 Frankfurt am Main

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

Shinkin International Ltd.
4th Floor, River Plate House
7-11 Finsbury Circus
London EC2M 7YA

Société Générale
29, Boulevard Haussmann
75009 Paris 17

Standard Bank Plc
20 Gresham Street
London EC2V 7JE

Standard Chartered Bank
6 Battery Road
#03-00
Singapore 049909

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

LEGAL ADVISERS

Legal Department
African Development Bank
Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvédere
Tunisia

To the Issuer as to English law and US Federal law
Linklaters LLP
One Silk Street
London EC2Y 8HQ

To the Dealers as to English law and US Federal Tax law
Allen & Overy LLP
One Bishops Square
London E1 6AD

ISSUING AND PAYING AGENT AND REGISTRAR

Citibank, N.A.
Citigroup Centre
Canary Wharf
London E14 5UB

TRANSFER AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

PAYING AGENTS

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

The Bank of New York Mellon
Rue Montoyerstraat, 46
B-1000 Brussels
Belgium

AUDITORS TO THE BANK

KPMG Audit
1, Cours Valmy
92923 Paris
La Défense Cedex
France

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

RF64051

Printed by Royle Financial Print

EXHIBIT C

SUBSCRIPTION AGREEMENT

To: Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.

(the **Lead Managers**)

and: BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

(the **Co-Lead Managers** and, together with the Lead Managers, the **Managers**)

23 February 2011

Dear Sirs,

African Development Bank (the **Bank**) proposes, pursuant to a Dealer Agreement (the **Dealer Agreement**, which expression shall include any amendments or supplements thereto or restatements thereof) dated 8 September 2009 and made between, among others, the Bank and the Dealers party thereto, to issue U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016 (the **Notes**). The Notes are issued as part of the Global Debt Issuance Facility and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms of the Notes are as set out under the heading "Terms and Conditions" in the Information Memorandum relating to the Global Debt Issuance Facility dated 8 September 2009 and in the pricing supplement dated 23 February 2011 attached hereto.

Subject to receipt by each Manager, in form reasonably satisfactory to such Manager, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Managers jointly and severally agree to subscribe and pay for the Notes on 25 February 2011 (the **Closing Date**) at the subscription price of 99.718 per cent. (being the issue price of 99.843 per cent. less the combined management and underwriting commission of 0.125 per cent.) plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Managers to subscribe and pay for the Notes is conditional upon the receipt by the Managers of the following documentation:

(a) Legal Opinion of General Counsel and Director, Legal Services Department of the Bank;

(b) Legal Opinion of Allen & Overy LLP, English law advisers to the Managers; and

(c) Officer's (closing) Certificate.

The arrangements in relation to the expenses relating to the issue of Notes have been separately agreed between the Bank and the Lead Managers pursuant to an expenses side letter dated the date of this Agreement.

Notwithstanding anything herein contained, the Managers or the Bank (after prior consultation with each other) may, by notice to the Bank or the Managers, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Managers or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank and/or the Managers, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement) be released and discharged from their respective obligations under or pursuant to this Agreement.

In accordance with the restrictions set out in Schedule 1 of the Dealer Agreement, the Managers agree that they will notify Citibank, N.A., London as issuing and paying agent of the completion of distribution of the Notes subscribed and paid by them hereunder.

In connection with the issue and distribution of the Notes, Daiwa Capital Markets Europe Limited (the **Stabilising Manager**) (or any person acting for the Stabilising Manager) at their discretion may, to the extent permitted by and in accordance with applicable laws and regulations, over-allot and/or effect transactions in the open market or otherwise with a view to stabilising or maintaining the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time. In relation to any such over-allotment or stabilisation the Stabilising Manager (or any person acting for the Stabilising Manager) shall be deemed to act for their own account and not as agent of the Bank or the Managers and any loss resulting from such over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be retained, by the Stabilising Manager (and/or any person acting for the Stabilising Manager) for their own account. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$1,000,000,000.

This Agreement, as to which time shall be of the essence, and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,



....

African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: ....

(Duly authorised)

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

....
African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: 

(Duly authorised)

PRICING SUPPLEMENT

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes**:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable

30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a)	If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b)	Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:		Not Applicable
38.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable

44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	No

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: ____

Duly Authorised

EXHIBIT D

AFRICAN DEVELOPMENT BANK

LEGAL SERVICES DEPARTMENT

TEMPORARY RELOCATION AGENCY
15 AVENUE DE GHANA
B.P. 323 TUNIS
1002 TUNIS BELVEDERE
TUNISIA



TELEPHONE: (216) 71 10 20 32
FAX: (216) 71 83 02 04

OFFICE OF THE GENERAL COUNSEL

DATE: 25 February 2011
REF: GECL/KG/nm/let/06/11

Daiwa Capital Markets Europe Limited
Deutsche Bank AG
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the **Lead Managers**)

and

BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank
(the **Co-Lead Managers**, and together with the **Lead Managers**, the **Managers**)

Dear Sirs,

AFRICAN DEVELOPMENT BANK
U.S.$1,000,000,000 2.5 per cent Global Notes due 15 March 2016
Issued pursuant to the Global Debt Issuance Facility for issues of Notes with maturities of one day or longer
Series 387

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "**Bank**"), in connection with the issue by the Bank of USD 1,000,000,000 2.5 per cent Global Notes due 15 March 2016 (the "**Notes**") issued pursuant to the Bank's Global Debt Issuance Facility for issues of Notes with maturities of one day or longer (the "**Facility**").

For the purposes of this opinion, I have examined, *inter alia*, the following:

(a) The Agreement Establishing the African Development Bank (the "**Bank Agreement**") in its present form and the current By-Laws of the Bank including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b) Resolution B/BD/2010/28 of the Board of Directors of the Bank adopted on 1 December 2010 approving the Bank's borrowing programme for the year 2011;

(c) the opinion of the General Counsel of the Bank (the "**General Counsel**"), dated 19 December 2001, given in connection with the Facility (the "**Original Opinion**");

(d) the opinion of the General Counsel dated 8 September 2009, given in connection with the update of the Facility (the "**Update Opinion**");

(e) the subscription agreement dated 23 February 2011 relating to the Notes (the "**Subscription Agreement**");

(f) the pricing supplement dated 23 February 2011 relating to the Notes (the "**Pricing Supplement**); and

(g) the legal opinion of Allen & Overy LLP dated 25 February 2011.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion.

Having examined the foregoing, I am of the opinion that:

(i) in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though: (a) the statements made in the Original Opinion and the Update Opinion were made by me on the date hereof; and (b) the Original Opinion and the Update Opinion were addressed to the Managers;

(ii) the Subscription Agreement and the Pricing Supplement have been duly authorised and executed, and delivered by or on behalf of the Bank;

(iii) the Subscription Agreement constitutes a valid, legally binding and enforceable obligation of the Bank and that the performance thereof is within the capacity and power of the Bank;

(iv) the Notes will constitute direct, general and unconditional obligations of the Bank which (a) rank *pari passu* among themselves and (b) will at all times rank at least *pari passu* with all other outstanding obligations of the Bank except to the extent that such other outstanding obligations are by their terms expressed to be subordinated in right of payment;

(v) all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and the Pricing Supplement, for the issuance of the Notes, and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(vi) the Notes constitute valid and legally binding obligations of the Bank which are enforceable in accordance with their terms and conditions; and

(vii) the execution and delivery of the Subscription Agreement and the Pricing Supplement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under, any agreement or instrument to which the Bank is a party or to which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation, judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person. With respect to the opinion expressed in paragraph (vi) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under Section 9(a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied with respect to matters of English law, upon the aforementioned opinion of Allen & Overy LLP.

Yours faithfully,



Kalidou GADIO
General Counsel


SEC MAIL PROCESSING
RECEIVED
MAR 0 8 2011
WASH, D.C.
189
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF
AFRICAN DEVELOPMENT BANK

In respect of its

USD1,000,000,000 2.50 per cent Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AFDB

DATED: FEBRUARY 25, 2011

The following information regarding the 2.50 per cent. Global Notes due 15 March 2016 (herein referred to as the "**Notes**") of the African Development Bank (the "**Bank**") is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Pricing Supplement (attached hereto as Exhibit A) and an Information Memorandum (attached hereto as Exhibit B).

Item 1. Description of Obligations

(a) through (h)

See the Information Memorandum, pages 10-24 and the Pricing Supplement.

(i) Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB.

Item 2. Distribution of Obligations

(a) See the Pricing Supplement under the caption "Distribution", *items* 36-38.

On February 23, 2011 the Bank entered into a Subscription Agreement with Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, HSBC Bank plc and J.P. Morgan Securities Ltd. (herein referred to as the "**Lead Managers**") and BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Mizuho International plc and Standard Chartered Bank (herein referred to as the "**Co-Lead Managers**" and, together with the Lead Managers, the "**Managers**"), upon the terms set forth in said Subscription Agreement (attached hereto as Exhibit C).

(b) See the Information Memorandum, page 3, and the Pricing Supplement, item 36(b). The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD1,000,000,000.

(c) Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Proceeds to the Bank*
Per Unit	99.843%	0.125%	99.718%
Total	$998,430,000	U.S.$1,250,000	$997,180,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

A management and underwriting commission of 0.125% was paid.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees**	$120,000
Total	$120,000

Item 6. Application of Proceeds

See the Information Memorandum page 27.

Item 7. Exhibits

A. Copy of Pricing Supplement, dated February 23, 2011.

B. Copy of Information Memorandum, dated September 8, 2009.

C. Copy of the Subscription Agreement, dated February 23, 2011.

D. Copy of Opinion dated February 25, 2011, of the General Counsel and Director, Legal Services Department of the Bank, as to the legality of the Notes.

---

* Without deducting expenses of the Bank

** The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2011 Borrowing Programme.

EXHIBIT A

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Applicable
	(a) Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b) Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c) Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d) Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011.
	(e) Day Count Fraction:	30/360
	(f) Determination Date(s):	Not Applicable
	(g) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index-Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Interest Note Provisions**	Not Applicable
21.	**Variable Coupon Amount Notes:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable

24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late	Not Applicable

payment:

31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable
44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would	No

allow Eurosystem eligibility:

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:



By: ____________________

Duly Authorised

EXHIBIT B

INFORMATION MEMORANDUM


BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT BANK

African Development Bank

Global Debt Issuance Facility

For issues of Notes with maturities of one day or longer

This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the Euro MTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to the official list of the Luxembourg Stock Exchange (the "Official List") and to trading on the regulated market of the Luxembourg Stock Exchange. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. References in this Information Memorandum to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange's regulated market. The Facility provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Bank and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Facility. The applicable Pricing Supplement in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Information Memorandum supersedes and replaces the Information Memorandum dated 8 July 2008.

Arranger

Citi

Dealers

Australia and New Zealand Banking Group Limited
BofA Merrill Lynch
Barclays Capital
BNP PARIBAS
Citi
Commerzbank
Credit Suisse
Daiwa Securities SMBC Europe
Goldman Sachs International
HSBC
J.P. Morgan
Mitsubishi UFJ Securities International plc
Mizuho International plc
Morgan Stanley
Nomura International
Shinkin International
Société Générale Corporate & Investment Banking
Standard Bank
Standard Chartered Bank
TD Securities

Information Memorandum dated 8 September 2009

The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Bank in connection with the Programme.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 8 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, United States persons.

Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "€" are to the lawful currency of the Member States of the European Union that have adopted the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Pricing Supplement (or any person(s) acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the Pricing Supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or any agent of such Stabilising Manager(s)) in accordance with all applicable laws and rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i) the most recent publicly available information statement (the "Information Statement") of the Bank, beginning with the Information Statement dated 10 August 2009;

(ii) the most recently published financial statements and reports of the independent auditors of the Bank contained in the annual reports of the Bank;

(iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

(iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

TABLE OF CONTENTS

SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 24 hereof.

Issuer	African Development Bank.
Arranger	Citigroup Global Markets Limited.
Dealers	Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.
Issuing and Paying Agent	Citibank, N.A. and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Registrar	Citibank, N.A. and/or such other registrar as may be specified in the relevant Pricing Supplement.
Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Listing Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Facility Amount	Notes may be issued and outstanding in an unlimited aggregate principal amount.
Availability	The Facility will be continuously available and will be uncommitted.
Form of Notes	The Notes may be issued in bearer form or in registered form. Notes in registered form may not be exchanged for Notes in bearer form. Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited (if the Notes are not intended to be issued in NGN form) with a common depositary for Euroclear Bank SA/NV, ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system or (if the Notes are intended to be issued in NGN form) with a common safekeeper for Euroclear or Clearstream, Luxembourg. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms. Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.
Clearing Systems	Notes shall be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust Company and, outside the United States, the systems operated by Euroclear, Clearstream, Luxembourg and, in Australia, the system operated by Austraclear Limited.

Status of Notes	Notes may be issued as senior notes ("Senior Notes") or subordinated notes ("Subordinated Notes") and will be direct, unsecured and general obligations of the Bank. The Senior Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.
Interest Rates	Notes may be interest bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.
Variable Coupon Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at a discount to par and will not bear interest.
Variable Redemption Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Other Notes	Terms applicable to High Interest Notes, Low Interest Notes, Step-up Notes, Step-Down Notes, Dual Currency Notes, Reverse Dual Currency Notes, Optional Dual Currency Notes, Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.
Negative Pledge	The Notes have the benefit of a negative pledge in respect of Relevant Indebtedness as more fully described under "Terms and Conditions of the Notes".
Events of Default	The events of default under the Notes are as specified below under "Terms and Conditions of the Notes".
Cross Default	Notes will be issued with the benefit of a cross-default provision, as described under "Terms and Conditions of the Notes".
Currencies	Notes may be denominated in such currency or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including, without limitation, the Euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the Singapore Dollar, the Swiss Franc, the Australian Dollar and the New Zealand Dollar), subject to compliance with all applicable legal or regulatory requirements.

Issuance in Series	Notes will be issued in a series (each a "Series"). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may comprise one or more tranches ("Tranches" and each, a "Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.
Issue Price	Notes may be issued at par or at a discount or premium to par. Partly paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Maturity of Notes	Notes may be issued with maturities of one day or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.
Denominations	Notes will be issued in such denominations as may be agreed between the Bank and the relevant Dealer and as specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.
Early Redemption	Early redemption will be permitted only to the extent specified in the relevant Pricing Supplement and then only subject to any applicable legal or regulatory limitations.
Redemption	Notes may be redeemable at par or at such other redemption amount as may be specified in the relevant Pricing Supplement.
Taxation	Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.
Governing Law	The Notes, all related contractual documentation and any non-contractual obligations arising out of or in connection with the Notes or such related contractual documentation will be governed by, and construed in accordance with, English law, except as otherwise specified in the relevant Pricing Supplement.
Listing and Trading	Each Series of Notes may be listed and traded on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.
Terms and Conditions	The terms and conditions applicable to each Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such Series, and will be specified in the relevant Pricing Supplement. The Terms and Conditions applicable to each Series will therefore be those set out on pages 10 to 24 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.
Enforcement of Notes in Global Form	In the case of Notes in global form, individual investors' rights will be governed by a Deed of Covenant dated 8 September 2009 and available for inspection at the specified office of the Issuing and Paying Agent.

Pricing Supplements	The commercial terms of each trade will be set forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and (ii) act as a mechanism for listing the Notes. For the purpose of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive, all references in this document to "Pricing Supplement" should be read and construed as references to "Final Terms".
Selling Restrictions	The Dealers have undertaken to comply with appropriate UK, US, Australian and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1. General

Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an issuing and paying agency agreement dated 8 September 2009 (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York Mellon as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York Mellon in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale à Luxembourg, société anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale à Luxembourg, société anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Couponholders" and the "Coupons", respectively), appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "Talons") for further Coupons are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2. Form, Denomination and Title

The Notes will be issued in bearer form or in registered form and, in the case of Definitive Notes, serially numbered, in the Specified Denomination (as specified below) and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon. In these Conditions, "Specified Denominations" means the denomination or denominations specified on such Note.

Bearer Notes

Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

(i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

(ii) if so specified in the relevant Pricing Supplement, definitive notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement provided such period is no more than 60 days, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

(i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

(ii) any of the circumstances described in Condition 8 has occurred and is continuing.

In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 8 September 2009 and executed and delivered by the Bank in relation to the Notes.

Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes, Coupons or Talons signify the bearers of such Bearer Notes, such Coupons or such Talons.

The Holder of any Bearer Note, Coupon or Talon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a

denomination of more than US$500,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 5, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3. Status, Negative Pledge and Undertaking

Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank *pari passu* and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu*

without any preference one above the other by reason of priority of date of issue, currency, payment or otherwise with Senior Notes of the Bank.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any Relevant Indebtedness issued, assumed or guaranteed by the Bank, unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such Relevant Indebtedness.

In these Conditions:

Relevant Indebtedness means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market having an original maturity of more than one year from its original date of issue.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of, or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such call proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account, provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to the obligation of the Bank in respect of Senior Notes in right of payment and, accordingly, the Bank will not make any payment to the holders of Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or are adequately (in the opinion of the Board of Directors of the Bank), provided for. The Bank shall within a reasonable time of any such call apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately (in the opinion of the Board of Directors of the Bank) provide for, all of the Senior Notes outstanding at the date of such call. Notwithstanding the foregoing the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4. Interest

Each Fixed Rate Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

Each Floating Rate Note and Index Linked Interest Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

ISDA Determination for Floating Rate Notes: Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph, "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Pricing Supplement

(y) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

Screen Rate Determination for Floating Rate Notes: Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of

Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield as provided in the relevant Pricing Supplement.

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to this Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under the Conditions.

If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the

nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

As soon as practicable after the Relevant Time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to this Condition 4, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 8, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

Calculation Agent and Reference Banks: The Bank shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Bank shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

Interest — Supplemental Provision

The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest bearing.

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET2 system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/Actual (ISDA)" or "Actual/Actual" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified in the relevant Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Pricing Supplement in relation to Notes other than Fixed Rate Notes, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30

(vi) if "30/360" is specified in the relevant Pricing Supplement in relation to Fixed Rate Notes, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360;

(vii) if "30E/360" or "Eurobond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30

(viii) if "30E/360 (ISDA)" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30

(ix) if "Actual/Actual-ICMA" is specified in the relevant Pricing Supplement,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such in the relevant Pricing Supplement or, if none is so specified, the Interest Payment Date

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if

appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4.

"TARGET2 System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System or any successor thereto.

5. Redemption and Purchase

Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons in the open market, by private treaty, tender offer or otherwise. Any Notes or Coupons so purchased may be held or resold or, at the discretion of the Bank, delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 5, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

Optional Early Redemption (Put)

If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series by giving to the Bank, in accordance with Condition 11, not less than 15 nor more than 30 days' notice of its intention to exercise the option, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal

amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

If the relevant Pricing Supplement so specifies, then the Bank may, having given:

(i) not less than 15 nor more than 30 days' notice to the Holders of the Notes in accordance with Condition 11; and

(ii) not less than 15 days before the giving of the notice referred to in (i) above, notice to the Issuing and Paying Agent, and

subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

(i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

(ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or by a reduction in nominal amount, at their discretion); and

(iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) *pro rata* to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 2 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6. Payments

Bearer Notes

Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents outside the United States.

Payment of amounts due in respect of interest on Bearer Notes will be made:

(i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

(ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

(iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

Payments of interest in US dollars in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that such payments may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Bank.

No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which either the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment or, if the face value of the missing unmatured Coupons cannot be determined, the missing unmatured Coupons will become void. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking

Day before the due date for such payment (the "Record Date") provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a payment in euro, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately preceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

7. Prescription

Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8. Repayment in the Event of Default

Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Côte d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes and such failure continues for a period of 90 days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for 90 days,

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all the defaults in relation to such Notes shall have been cured.

9. Replacement of Notes and Coupons

If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10. Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of Coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11. Notices

Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the *Financial Times*) and (ii) so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made.

Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Côte d'Ivoire (Attention: Vice President for Finance)); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12. Further Issues

The Bank may from time to time, without the consent of the Noteholders or Couponholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13. Governing Law and Jurisdiction

The Notes, the Coupons, the Issuing and Paying Agency Agreement and any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes, the Coupons or the Issuing and Paying Agency Agreement, including any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement, ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Each Series of Notes in bearer form will initially be represented by a Temporary Global Note in bearer form without Coupons which will:

(i) if the Global Notes are intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Notes to a common safekeeper (the "Common Safekeeper") for Euroclear and Clearstream, Luxembourg; and

(ii) if the Global Notes are not intended to be issued in NGN form, be delivered to a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or prior to the original issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date of the Series represented by such Temporary Global Note upon certification as to non-US beneficial ownership. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

In the event that a Global Note is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. A Noteholder who holds a principal amount of less than the minimum Specified Denomination will not receive a Definitive Note in respect of such holding and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Payments

No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership. All payments in respect of

Notes represented by a Global Note will be made, if the Global Note is not intended to be issued in NGN form, against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

Notices

So long as any Notes are represented by a Global Note and such a Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Terms and Conditions or by delivery of the relevant notice to the holder of the Global Note.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Interest Rate Risks

An investment in Notes the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Bank at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Bank and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Structure Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors – Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the

future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and, in the case of Structured Notes, the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity and/or investors who are required to use the mark to market valuation of their holding of the Notes for accounting purposes.

Exchange Rate Risks and Exchange Controls

As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency

(the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Minimum Specified Denominations

In relation to any issue of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such case a Noteholder who, as a result of such trading amounts, holds a principal amount of less than the minimum Specified Denomination (as defined in the Terms and Conditions) will not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

TAXATION

GENERAL

Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Facility, and the relevant Pricing Supplement may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Notes as are issued thereunder. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and Issue Price (as defined below under "*Original Issue Discount – General*") and that will hold the Notes as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Bank; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder. Moreover, the summary deals only with Notes with a term of 30 years or less. The U.S. federal income tax consequences of owning Notes with a longer term may be discussed in the applicable Pricing Supplement.

This summary is based on the U.S. Internal Revenue Code of 1986 (the "Code"), proposed, temporary and final U.S. Treasury regulations (together, the "U.S. Treasury Regulations") promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Information Memorandum. All of the foregoing are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes, Notes with long maturities or, in some cases, Subordinated Notes may be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its tax adviser with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its tax adviser with respect to the U.S. state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (y) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "*Original Issue Discount – General*"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

If an interest payment is denominated in, or determined by reference to, a foreign currency, in the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

In the case of (i) a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and (ii) a cash basis U.S. Holder required to accrue OID (as defined below) in respect of any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).

Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "*Original Issue Discount – Variable Rate Notes*".

In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an "instalment obligation") will be treated as a Discount Note if the excess of the Note's stated redemption price at maturity over its issue price is equal to or greater than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the weighted average maturity of the Note. A Note's weighted average maturity is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. Unless the election described below under "*Election to Treat All Interest as OID*" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to

the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated *pro rata* on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a Note (other than a Note that is subject to the CPDI Regulations, as described below) that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "*Payments of Interest*" above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Note or a sale or disposition of the Note), a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Fungible Issue. The Issuer may, without the consent of the Holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed-Linked Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date (or, in the case of an instalment obligation, the weighted average maturity) and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate"; and (c) the Note does not provide for any principal payments that are contingent (other than as described in (a) above).

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not

more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the Bank or a related party (such as dividends, profits or the value of the Bank's stock). A variable rate will not fail to be an objective rate merely because it is based on the credit quality of the Issuer. A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note which is unconditionally payable in cash or property (other than debt instruments of the Bank) at least annually will constitute qualified stated interest and will be taxed accordingly. The amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of (i) a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or, (ii) in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not otherwise exempt from the contingent payment debt instrument rules, then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a

contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously accrued on the Note. The "comparable yield" is the annual yield that the Bank would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

Under the non-contingent bond method, the Bank would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must include each non-contingent payment and an estimated amount for each contingent payment, and must produce the comparable yield. The comparable yield and Schedule will be available from the Bank by submitting a written request for such information to Vice President, Finance, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia, Telephone: +216 71 102 803, Fax: +216 71 330 598 and E-mail: mtn-desk@afdb.org and back-office@afdb.org.

THE COMPARABLE YIELD AND SCHEDULE WILL NOT BE DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF CONTINGENT NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND WILL NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO THE HOLDERS OF THE NOTES.

The use of the comparable yield and the calculation of the Projected Payments will be based upon a number of assumptions and estimates and will not be a prediction, representation or guarantee of the actual amounts of interest that may be paid to a U.S. Holder or the actual yield of the Notes. A U.S. Holder will generally be bound by the comparable yield and the Schedule determined by the Bank, unless the U.S. Holder determines its own comparable yield and projected payment schedule and explicitly discloses such schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. The Issuer's determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other comparable yield or projected payment schedule should be used instead.

If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). Any negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. Holder has a net positive or negative adjustment for that year. However, any negative adjustment that is carried forward to a taxable year in which the Contingent Note is sold, exchanged or retired, to the extent not applied to OID accrued for such year, reduces the U.S. Holder's amount realised on the sale, exchange or retirement. As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent

bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part.

Special rules apply to determine the accrual of OID, and the amount, timing, source and character of any gain or loss on a Note subject to the CPDI regulations that is denominated in a foreign currency (a "Foreign Currency Contingent Note"), including certain non-contingent Notes whose payments are denominated in, or are determined by reference to, more than one foreign currency. The rules applicable to Foreign Currency Contingent Notes are complex, and U.S. Holders are urged to consult their tax advisers concerning the application of these rules.

Under these rules, a U.S. Holder of a Foreign Currency Contingent Note will generally be required to accrue OID in the foreign currency in which the Foreign Currency Contingent Note is denominated (i) at a yield at which the Bank would issue a fixed rate debt instrument denominated in the same foreign currency with terms and conditions similar to those of the Foreign Currency Contingent Note, and (ii) in accordance with a projected payment schedule determined by the Bank, under rules similar to those described above. The amount of OID on a Foreign Currency Contingent Note that accrues in any accrual period will be the product of the comparable yield of the Foreign Currency Contingent Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Foreign Currency Contingent Note. The adjusted issue price of a Foreign Currency Contingent Note will generally be determined under the rules described above, and will be denominated in the foreign currency of the Foreign Currency Contingent Note.

OID on a Foreign Currency Contingent Note will be translated into U.S. dollars under translation rules similar to those described above under "*Payments of Interest*". Any positive adjustment (i.e. the excess of actual payments over projected payments) in respect of a Foreign Currency Contingent Note for a taxable year will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account or, if earlier, the date on which the Foreign Currency Contingent Note is disposed of. The amount of any negative adjustment on a Foreign Currency Contingent Note (i.e. the excess of projected payments over actual payments) that is offset against accrued but unpaid OID will be translated into U.S. dollars at the same rate as which such OID was accrued. To the extent a net negative adjustment exceeds the amount of accrued but unpaid OID, the negative adjustment will be treated as offsetting OID that has accrued and been paid on the Foreign Currency Contingent Note, and will be translated into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. Any net negative adjustment carry forward will be carried forward in the relevant foreign currency.

Prospective purchasers should consult their tax advisers regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Facility.

Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Solely for the purposes of determining whether such a Note has OID, the Bank will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note. Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their tax advisers, since the OID consequences of acquiring, holding, and disposing of such Notes will depend, in part, on the particular terms and features of the purchased Notes.

Short-Term Notes. Short Term Notes (i.e., Notes that have a fixed maturity of one year or less) will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Note on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note. This election will apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "*Original Issue Discount – General*" with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. However, if this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisers concerning the propriety and consquences of this election.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount (or, for a Discount Note, its stated redemption price at maturity) may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and any such bond premium that is taken into account currently will reduce interest income in units of foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the amount offset multiplied by the difference between the spot rate in effect on the date of the offset, and the spot rate in effect on the date the Notes were acquired by the U.S. Holder. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Notes other than Contingent Payment Notes and Foreign Currency Contingent Notes. A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the

sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date of sale, retirement or disposition of the Note or (2) in the case of a Note traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "*Original Issue Discount-General*". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments).

Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to significant limitations).

Contingent Notes. Gain from the sale or retirement of a Contingent Note will be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total interest inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss realised by a U.S. Holder on the sale or retirement of a Contingent Note will generally be foreign source.

A U.S. Holder's tax basis in a Contingent Note will generally be equal to its cost, increased by the amount of interest previously accrued with respect to the Note (determined without regard to any positive or negative adjustments reflecting the difference between actual payments and Projected Payments), increased or decreased by the amount of any positive or negative adjustment that the Holder is required to make to account for the difference between the Holder's purchase price for the Note and the adjusted issue price of the Note at the time of the purchase, and decreased by the amount of any Projected Payments scheduled to be made on the Note to the U.S. Holder through such date (without regard to the actual amount paid).

Foreign Currency Contingent Notes. Upon a sale, exchange or retirement of a Foreign Currency Contingent Note, a U.S. Holder will generally recognise taxable gain or loss equal to the difference between the amount realised on the sale, exchange or retirement and the U.S. Holder's tax basis in the Foreign Currency Contingent Note, both translated into U.S. dollars as described below. A U.S. Holder's tax basis in a Foreign Currency Contingent Note will equal (i) the cost thereof (translated into U.S. dollars at the spot rate on the issue date), (ii) increased by the amount of OID previously accrued on the Foreign Currency Contingent Note (disregarding any positive or negative adjustments and translated into U.S. dollars using the exchange rate applicable to such OID) and (iii) decreased by the projected amount of all prior payments in respect of the Foreign Currency Contingent Note. The U.S. dollar amount of the projected payments described in clause (iii) of the preceding sentence is determined by (i) first allocating the payments to the most recently accrued OID to which prior amounts have not already been allocated and translating those amounts into U.S. dollars at the rate at which the OID was accrued and (ii) then allocating any remaining amount to principal and translating such amount into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. For this purpose, any accrued OID reduced by a negative adjustment carry forward will be treated as principal.

The amount realised by a U.S. Holder upon the sale, exchange or retirement of a Foreign Currency Contingent Note will equal the amount of cash and the fair market value (determined in foreign currency) of any property received. If a U.S. Holder holds a Foreign Currency Contingent Note until its scheduled maturity, the U.S. dollar equivalent of the amount realised will be determined by separating such amount realised into principal and one or more OID components, based on the principal and OID comprising the U.S. Holder's basis, with the amount realised allocated first to OID (and allocated to the most recently accrued amounts first) and any remaining amounts allocated to principal. The U.S. dollar equivalent of the amount realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be determined in a similar manner but will first be allocated to principal and then any accrued OID (and will be allocated to the earliest accrued amounts first). Each component of the amount realised will be translated into U.S. dollars using the exchange rate used with respect to the corresponding principal or accrued OID. The amount of any gain realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be equal to the excess of the amount realised over the holder's tax basis, both expressed in foreign currency, and will be translated into U.S. dollars using the spot rate on the payment date. Gain from the sale or retirement of a Foreign Currency Contingent Note will generally be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total OID inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss (other than loss treated as capital loss) realised by a U.S. Holder on the sale or retirement of a Foreign Currency Contingent Note will generally be foreign source. Any capital loss will generally be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of Foreign Currency Contingent Notes.

A U.S. Holder will also recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the receipt of foreign currency in respect of a Foreign Currency Contingent Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to the principal or accrued OID to which such payment relates.

Disposition of Foreign Currency

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of a Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income and other tax consequences of owning Notes.

Taxation provisions of the Agreement

The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes that are paid to U.S. Holders and are made within the United States or by certain U.S. or U.S.-controlled paying agents. The Bank is not subject to

the reporting requirements, and the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders if such returns are otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9, will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their tax advisors regarding the applicability and consequences of information reporting and backup withholding.

A U.S. taxpayer that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. Holder may be required to treat a foreign currency exchange loss from the Notes as a reportable transaction if the loss exceeds U.S.$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. In the event the acquisition, holding or disposition of Notes constitutes participation in a reportable transaction for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Accordingly, if a U.S. Holder realises a loss on any Note (or, possibly, aggregate losses from the Notes) satisfying the monetary thresholds discussed above, the U.S. Holder could be required to file an information return with the IRS, and failure to do so may subject the U.S. Holder to the penalties described above. In addition, the Issuer and its advisers may also be required to disclose the transaction to the IRS, and to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Notes.

RELATED DERIVATIVES TRANSACTIONS

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

SUBSCRIPTION AND SALE

Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in a dealer agreement dated 8 September 2009 (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will *inter alia* make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

United Kingdom

Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Dealer has acknowledged that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended the "FIEA"). Accordingly, each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 or 1949, as amended)) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws, regulations and ministerial guidelines of Japan.

Singapore

Each Dealer has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, each Dealer has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

1. to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 (1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;

2. where no consideration is or will be given for the transfer; or

3. where the transfer is by operation of law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been, or will be, lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue, sale or purchase in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia,

unless:

(i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

(ii) such action complies with applicable laws, regulations and directives; and

(iii) such action does not require any documents to be lodged with ASIC.

New Zealand

Each Dealer has acknowledged that the Information Memorandum has not been, nor will be, registered with the New Zealand Registrar of Companies pursuant to the Securities Act 1978 of New Zealand. Accordingly, each Dealer has represented and agreed that:

(a) it has not offered for sale, or transferred, and will not directly or indirectly offer for sale, or transfer, any Notes to any member of the public in New Zealand; and

(b) it will not distribute, publish, deliver or disseminate the Information Memorandum, any pricing supplement or any information or other material that may constitute an advertisement (as defined in the Securities Act 1978 of New Zealand) in relation to any offer of the Securities in New Zealand;

in any such case, other than:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978 of New Zealand;

(b) to persons who are each required to pay a minimum subscription price of at least NZ$500,000.00 for the Notes (disregarding any amount lent by the offeror, the Bank or any associated person of the offeror or the Bank) before the allotment of those Notes; or

(c) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Canada

Each Dealer has acknowledged, represented and agreed that no prospectus in relation to the Notes has been filed with the securities regulatory authority in any province or territory of Canada. The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer has acknowledged, represented and agreed, and each further Dealer appointed under the Facility will be required to represent and agree, that it has not offered, sold or distributed any Notes, directly or indirectly, in Canada or to, or for the benefit of, any resident thereof, except in compliance with applicable securities laws in Canada or any province or territory of Canada.

Each Dealer has agreed not to distribute or deliver the Information Memorandum or any other offering material relating to the Notes, in Canada in contravention of the securities laws of Canada or any province of territory thereof.

Notes offered in Canada may be subject to additional Canadian selling restrictions as the Bank and relevant Dealer may agree as indicated in the relevant Pricing Supplement. Each Dealer will be required to agree that it will offer, sell or distribute such Notes only in compliance with such additional Canadian selling restrictions and only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made.

FORM OF PRICING SUPPLEMENT

Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated [ ]

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of [Aggregate Principal Amount of Series]
[Title of Notes]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum [as so supplemented].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.*]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]], save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	Issuer:	African Development Bank
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ] [Note – where multiple denominations above €50,000 are being used, the following sample wording should be used: "€50,000 and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued in excess of [€99,000].
7.	(i) Issue Date:	[ ]

	(ii) Interest Commencement Date:	[ ]
8.	*Maturity Date:	[*(for Fixed Rate Notes) specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[*specify reference rate*] +/–[ ] per cent. Floating Rate] [Zero Coupon] [Index-Linked Interest] [Dual Currency Interest] [Variable Coupon Amount] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Variable Redemption Amount] [Partly Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/Subordinated]
14.	Listing and Trading:	[The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments/other (*specify*)/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly/other (*specify*)] in arrear]
	(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]][, not adjusted]
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amount which do not correspond with the Fixed Coupon Amount*[*(s)*] and the Interest Payment Date(s) to which they relate]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or other (*specify*)] (*Consider if day count fraction, particularly for Euro denominated issues, should be on an Actual/ Actual basis*)
	(vi) Determination Date(s):	[ ] [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon N.B. only relevant where Day Count Fraction is Actual/ Actual (ICMA)*]

* If the maturity date of the Notes issued in bearer form is one year or less select at No. 44 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
	(i) Interest Period(s):	[ ]
	(ii) Specified Interest Payment Dates:	[ ]
	(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(iv) Business Centre(s):	[ ]
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
	(vi) Interest Period Date(s):	[Not Applicable/*specify dates*]
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Issuing and Paying Agent):	[ ]
	(viii) Screen Rate Determination:	
	– Relevant Time:	[ ]
	– Interest Determination Date:	[[ ] [TARGET] Business Days [in [*specify city for Specified Currency*]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
	– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
	(ix) ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
	– ISDA Definitions (if different from those set out in the Conditions:	[ ]

(x)	Relevant Margin(s):	[+/–][ ] per cent. per annum
(xi)	Minimum Rate of Interest:	[ ] per cent. per annum
(xii)	Maximum Rate of Interest:	[ ] per cent. per annum
(xiii)	Day Count Fraction:	[ ]
(xiv)	Rate Multiplier:	[ ]
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]

18. **Zero Coupon Note Provisions** — [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i)	Amortisation Yield:	[ ] per cent. per annum
(ii)	Day Count Fraction:	[ ]
(iii)	Any other formula/basis of determining amount payable:	[ ]

19. **Index-Linked Interest Note Provisions** — [Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)

(i)	Index/Formula:	[*give or annex details*]
(ii)	Calculation Agent responsible for calculating the interest due:	[ ]
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv)	Interest Period(s):	[ ]
(v)	Specified Interest Payment Dates:	[ ]
(vi)	Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(vii)	Business Centre(s):	[ ]
(viii)	Minimum Rate of Interest:	[ ] per cent. per annum
(ix)	Maximum Rate of Interest:	[ ] per cent. per annum
(x)	Day Count Fraction:	[ ]

20. **Dual Currency Interest Note Provisions** — [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
(v) Day Count Fraction:	[ ]
21. **Variable Coupon Amount Notes:**	[Applicable/Not Applicable] [*If applicable, describe provisions*]

PROVISIONS RELATING TO REDEMPTION

22. **Call Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
(iii) If redeemable in part:	
(a) Minimum nominal amount to be redeemed:	[ ]
(b) Maximum nominal amount to be redeemed:	[ ]
(iv) Option Exercise Date(s):	[ ]
(v) Description of any other option of the Bank:	[ ]
(vi) Notice period (if other than as set out in the Conditions):	[ ]
23. **Put Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
(iii) Option Exercise Date(s):	[ ]
(iv) Description of any other Noteholders' option:	[ ]
(v) Notice period (if other than as set out in the Conditions):	[ ]
24. **Final Redemption Amount of each Note**	[Par/*other*/see Appendix]
25. **Early Redemption Amount**	
Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ]
26. **Variable Redemption Amount Notes:**	[Applicable/Not Applicable] [*If applicable, describe provisions*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27. (a) Form of Notes:	
Bearer Notes:	[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Global Note.] [Temporary Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice.] [Permanent Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Bearer Global Note].
Registered Notes:	
Registrar and Transfer Agents	[*Name and specified offices*]
(i) DTC Application	[Yes/No/*give details*]
(ii) Australian Domestic Notes:	[Yes/No] [*If yes, set out relevant provisions*]
[(b) New Global Note:	[Yes/No]]
28. Relevant Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate*]
29. Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
31. Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	[Not Applicable/*give details including of any minimum or maximum instalment amount*]
32. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
33. Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
34. Other terms or special conditions:	[Not Applicable/*give details including any details relevant to Other Notes, being Notes of a type not specifically contemplated elsewhere in this Pricing Supplement*]
35. Governing law:	[English/*please specify*]

DISTRIBUTION

36. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]

37.	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
38.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

39.	ISIN Code:	[ ]
40.	Common Code:	[ ]
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
42.	Delivery:	Delivery [against/free of] payment
43.	Changes to the Agent(s) (if any):	[ ]
44.	Applicable TEFRA Rules:	D Rules/Not Applicable
45.	Additional United States Federal Income Tax Consequences:	[Not Applicable/*give details*]
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	[Yes/No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form*]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since [*insert date of last published audited accounts*].

AUDITORS

The annual accounts of the Bank for the financial years ended [*insert year*] and [*insert year*], respectively, have been audited by [*insert name of auditors*].

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By:____

Duly Authorised

GENERAL INFORMATION

1. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

4. There has been no material adverse change in the financial position of the Bank since 31 December 2008.

5. The annual accounts of the Bank for the financial years ended 31 December 2007 and 31 December 2008, respectively, have been audited by KPMG Audit.

6. For so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at and, (in the case of items (b), (e) and (f) available from) the specified office of the Paying Agent in Luxembourg:

(a) the Dealer Agreement;

(b) the latest Annual Report of the Bank;

(c) the Issuing and Paying Agency Agreement;

(d) the Deed of Covenant;

(e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

(f) the Information Memorandum and any supplements thereto; and

(g) the Information Statement and any amendments or supplements thereto.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg which are the entities in charge of keeping the records. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorise each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

PRINCIPAL OFFICE OF THE BANK

African Development Bank
01 B. P. 1387 Abidjan
Côte d'Ivoire

Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

THE ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

THE DEALERS

Australia and New Zealand Banking Group Limited
Level 2, 20 Martin Place
Sydney NSW 2000
Australia

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
Kaiserstraße 16 (Kaiserplatz)
60311 Frankfurt am Main

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

Shinkin International Ltd.
4th Floor, River Plate House
7-11 Finsbury Circus
London EC2M 7YA

Société Générale
29, Boulevard Haussmann
75009 Paris 17

Standard Chartered Bank
6 Battery Road
#03-00
Singapore 049909

Standard Bank Plc
20 Gresham Street
London EC2V 7JE

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

LEGAL ADVISERS

Legal Department
African Development Bank
Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

To the Issuer as to English law and US Federal law
Linklaters LLP
One Silk Street
London EC2Y 8HQ

To the Dealers as to English law
and US Federal Tax law
Allen & Overy LLP
One Bishops Square
London E1 6AD

ISSUING AND PAYING AGENT AND REGISTRAR

Citibank, N.A.
Citigroup Centre
Canary Wharf
London E14 5UB

TRANSFER AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

PAYING AGENTS

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

The Bank of New York Mellon
Rue Montoyerstraat, 46
B-1000 Brussels
Belgium

AUDITORS TO THE BANK

KPMG Audit
1, Cours Valmy
92923 Paris
La Défense Cedex
France

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

RF64051

Printed by Royle Financial Print

EXHIBIT C

SUBSCRIPTION AGREEMENT

To: Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.

(the **Lead Managers**)

and: BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

(the **Co-Lead Managers** and, together with the Lead Managers, the **Managers**)

23 February 2011

Dear Sirs,

African Development Bank (the **Bank**) proposes, pursuant to a Dealer Agreement (the **Dealer Agreement**, which expression shall include any amendments or supplements thereto or restatements thereof) dated 8 September 2009 and made between, among others, the Bank and the Dealers party thereto, to issue U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016 (the **Notes**). The Notes are issued as part of the Global Debt Issuance Facility and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms of the Notes are as set out under the heading "Terms and Conditions" in the Information Memorandum relating to the Global Debt Issuance Facility dated 8 September 2009 and in the pricing supplement dated 23 February 2011 attached hereto.

Subject to receipt by each Manager, in form reasonably satisfactory to such Manager, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Managers jointly and severally agree to subscribe and pay for the Notes on 25 February 2011 (the **Closing Date**) at the subscription price of 99.718 per cent. (being the issue price of 99.843 per cent. less the combined management and underwriting commission of 0.125 per cent.) plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Managers to subscribe and pay for the Notes is conditional upon the receipt by the Managers of the following documentation:

(a) Legal Opinion of General Counsel and Director, Legal Services Department of the Bank;

(b) Legal Opinion of Allen & Overy LLP, English law advisers to the Managers; and

(c) Officer's (closing) Certificate.

The arrangements in relation to the expenses relating to the issue of Notes have been separately agreed between the Bank and the Lead Managers pursuant to an expenses side letter dated the date of this Agreement.

Notwithstanding anything herein contained, the Managers or the Bank (after prior consultation with each other) may, by notice to the Bank or the Managers, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Managers or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank and/or the Managers, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement) be released and discharged from their respective obligations under or pursuant to this Agreement.

In accordance with the restrictions set out in Schedule 1 of the Dealer Agreement, the Managers agree that they will notify Citibank, N.A., London as issuing and paying agent of the completion of distribution of the Notes subscribed and paid by them hereunder.

In connection with the issue and distribution of the Notes, Daiwa Capital Markets Europe Limited (the **Stabilising Manager**) (or any person acting for the Stabilising Manager) at their discretion may, to the extent permitted by and in accordance with applicable laws and regulations, over-allot and/or effect transactions in the open market or otherwise with a view to stabilising or maintaining the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time. In relation to any such over-allotment or stabilisation the Stabilising Manager (or any person acting for the Stabilising Manager) shall be deemed to act for their own account and not as agent of the Bank or the Managers and any loss resulting from such over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be retained, by the Stabilising Manager (and/or any person acting for the Stabilising Manager) for their own account. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$1,000,000,000.

This Agreement, as to which time shall be of the essence, and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,



....

African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: ....

(Duly authorised)

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

....

African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: 

(Duly authorised)

PRICING SUPPLEMENT

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes**:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a)	Form of Notes:		
		Bearer Notes:		Not Applicable
		Registered Notes:		Applicable
		Registrar and Transfer Agents		Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
		(i)	DTC Application	Yes
		(ii)	Australian Domestic Notes:	No
	(b)	New Global Note:		No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:			New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):			Not Applicable

30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable

44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	No

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: ________________________________

Duly Authorised

EXHIBIT D

AFRICAN DEVELOPMENT BANK

LEGAL SERVICES DEPARTMENT

TEMPORARY RELOCATION AGENCY
15 AVENUE DE GHANA
B.P. 323 TUNIS
1002 TUNIS BELVEDERE
TUNISIA

TELEPHONE: (216) 71 10 20 32
FAX: (216) 71 83 02 04

OFFICE OF THE GENERAL COUNSEL



DATE: 25 February 2011
REF: GECL/KG/nm/let/06/11

Daiwa Capital Markets Europe Limited
Deutsche Bank AG
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the **Lead Managers**)

and

BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank
(the **Co-Lead Managers**, and together with the **Lead Managers**, the **Managers**)

Dear Sirs,

AFRICAN DEVELOPMENT BANK
U.S.$1,000,000,000 2.5 per cent Global Notes due 15 March 2016
Issued pursuant to the Global Debt Issuance Facility for issues of Notes with maturities of one day or longer
Series 387

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "**Bank**"), in connection with the issue by the Bank of USD 1,000,000,000 2.5 per cent Global Notes due 15 March 2016 (the "**Notes**") issued pursuant to the Bank's Global Debt Issuance Facility for issues of Notes with maturities of one day or longer (the "**Facility**").

For the purposes of this opinion, I have examined, *inter alia*, the following:

(a) The Agreement Establishing the African Development Bank (the "**Bank Agreement**") in its present form and the current By-Laws of the Bank including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b) Resolution B/BD/2010/28 of the Board of Directors of the Bank adopted on 1 December 2010 approving the Bank's borrowing programme for the year 2011;

(c) the opinion of the General Counsel of the Bank (the "**General Counsel**"), dated 19 December 2001, given in connection with the Facility (the "**Original Opinion**");

(d) the opinion of the General Counsel dated 8 September 2009, given in connection with the update of the Facility (the "**Update Opinion**");

(e) the subscription agreement dated 23 February 2011 relating to the Notes (the "**Subscription Agreement**");

(f) the pricing supplement dated 23 February 2011 relating to the Notes (the "**Pricing Supplement**); and

(g) the legal opinion of Allen & Overy LLP dated 25 February 2011.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion.

Having examined the foregoing, I am of the opinion that:

(i) in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though: (a) the statements made in the Original Opinion and the Update Opinion were made by me on the date hereof; and (b) the Original Opinion and the Update Opinion were addressed to the Managers;

(ii) the Subscription Agreement and the Pricing Supplement have been duly authorised and executed, and delivered by or on behalf of the Bank;

(iii) the Subscription Agreement constitutes a valid, legally binding and enforceable obligation of the Bank and that the performance thereof is within the capacity and power of the Bank;

(iv) the Notes will constitute direct, general and unconditional obligations of the Bank which (a) rank *pari passu* among themselves and (b) will at all times rank at least *pari passu* with all other outstanding obligations of the Bank except to the extent that such other outstanding obligations are by their terms expressed to be subordinated in right of payment;

(v) all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and the Pricing Supplement, for the issuance of the Notes, and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(vi) the Notes constitute valid and legally binding obligations of the Bank which are enforceable in accordance with their terms and conditions; and

(vii) the execution and delivery of the Subscription Agreement and the Pricing Supplement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under, any agreement or instrument to which the Bank is a party or to which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation, judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person. With respect to the opinion expressed in paragraph (vi) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under Section 9(a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied with respect to matters of English law, upon the aforementioned opinion of Allen & Overy LLP.

Yours faithfully,



Kalidou GADIO
General Counsel


SEC MAIL PROCESSING
RECEIVED
MAR 0 8 2011
WASH, D.C.
189
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF
AFRICAN DEVELOPMENT BANK

In respect of its

USD1,000,000,000 2.50 per cent Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AFDB

DATED: FEBRUARY 25, 2011

The following information regarding the 2.50 per cent. Global Notes due 15 March 2016 (herein referred to as the "**Notes**") of the African Development Bank (the "**Bank**") is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Pricing Supplement (attached hereto as Exhibit A) and an Information Memorandum (attached hereto as Exhibit B).

Item 1. Description of Obligations

(a) through (h)

See the Information Memorandum, pages 10-24 and the Pricing Supplement.

(i) Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB.

Item 2. Distribution of Obligations

(a) See the Pricing Supplement under the caption "Distribution", items 36-38.

On February 23, 2011 the Bank entered into a Subscription Agreement with Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, HSBC Bank plc and J.P. Morgan Securities Ltd. (herein referred to as the "**Lead Managers**") and BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Mizuho International plc and Standard Chartered Bank (herein referred to as the "**Co-Lead Managers**" and, together with the Lead Managers, the "**Managers**"), upon the terms set forth in said Subscription Agreement (attached hereto as Exhibit C).

(b) See the Information Memorandum, page 3, and the Pricing Supplement, item 36(b). The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD1,000,000,000.

(c) Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Proceeds to the Bank*
Per Unit	99.843%	0.125%	99.718%
Total	$998,430,000	U.S.$1,250,000	$997,180,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

A management and underwriting commission of 0.125% was paid.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees**	$120,000
Total	$120,000

Item 6. Application of Proceeds

See the Information Memorandum page 27.

Item 7. Exhibits

A. Copy of Pricing Supplement, dated February 23, 2011.

B. Copy of Information Memorandum, dated September 8, 2009.

C. Copy of the Subscription Agreement, dated February 23, 2011.

D. Copy of Opinion dated February 25, 2011, of the General Counsel and Director, Legal Services Department of the Bank, as to the legality of the Notes.

---

* Without deducting expenses of the Bank

** The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2011 Borrowing Programme.

EXHIBIT A

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011.
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable

24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late	Not Applicable

payment:

31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable
44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would	No

allow Eurosystem eligibility:

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:



By: ______________________________

Duly Authorised

EXHIBIT B

INFORMATION MEMORANDUM


BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT BANK

African Development Bank

Global Debt Issuance Facility

For issues of Notes with maturities of one day or longer

This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the Euro MTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to the official list of the Luxembourg Stock Exchange (the "Official List") and to trading on the regulated market of the Luxembourg Stock Exchange. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. References in this Information Memorandum to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange's regulated market. The Facility provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Bank and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Facility. The applicable Pricing Supplement in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Information Memorandum supersedes and replaces the Information Memorandum dated 8 July 2008.

Arranger

Citi

Dealers

Australia and New Zealand Banking Group Limited
BofA Merrill Lynch
Barclays Capital
BNP PARIBAS
Citi
Commerzbank
Credit Suisse
Daiwa Securities SMBC Europe
Goldman Sachs International
HSBC
J.P. Morgan
Mitsubishi UFJ Securities International plc
Mizuho International plc
Morgan Stanley
Nomura International
Shinkin International
Société Générale Corporate & Investment Banking
Standard Bank
Standard Chartered Bank
TD Securities

Information Memorandum dated 8 September 2009

The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Bank in connection with the Programme.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 8 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, United States persons.

Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "€" are to the lawful currency of the Member States of the European Union that have adopted the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Pricing Supplement (or any person(s) acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the Pricing Supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or any agent of such Stabilising Manager(s)) in accordance with all applicable laws and rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i) the most recent publicly available information statement (the "Information Statement") of the Bank, beginning with the Information Statement dated 10 August 2009;

(ii) the most recently published financial statements and reports of the independent auditors of the Bank contained in the annual reports of the Bank;

(iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

(iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

TABLE OF CONTENTS

SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 24 hereof.

Issuer	African Development Bank.
Arranger	Citigroup Global Markets Limited.
Dealers	Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.
Issuing and Paying Agent	Citibank, N.A. and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Registrar	Citibank, N.A. and/or such other registrar as may be specified in the relevant Pricing Supplement.
Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Listing Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Facility Amount	Notes may be issued and outstanding in an unlimited aggregate principal amount.
Availability	The Facility will be continuously available and will be uncommitted.
Form of Notes	The Notes may be issued in bearer form or in registered form. Notes in registered form may not be exchanged for Notes in bearer form. Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited (if the Notes are not intended to be issued in NGN form) with a common depositary for Euroclear Bank SA/NV, ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system or (if the Notes are intended to be issued in NGN form) with a common safekeeper for Euroclear or Clearstream, Luxembourg. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms. Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.
Clearing Systems	Notes shall be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust Company and, outside the United States, the systems operated by Euroclear, Clearstream, Luxembourg and, in Australia, the system operated by Austraclear Limited.

Status of Notes	Notes may be issued as senior notes ("Senior Notes") or subordinated notes ("Subordinated Notes") and will be direct, unsecured and general obligations of the Bank. The Senior Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.
Interest Rates	Notes may be interest bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.
Variable Coupon Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at a discount to par and will not bear interest.
Variable Redemption Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Other Notes	Terms applicable to High Interest Notes, Low Interest Notes, Step-up Notes, Step-Down Notes, Dual Currency Notes, Reverse Dual Currency Notes, Optional Dual Currency Notes, Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.
Negative Pledge	The Notes have the benefit of a negative pledge in respect of Relevant Indebtedness as more fully described under "Terms and Conditions of the Notes".
Events of Default	The events of default under the Notes are as specified below under "Terms and Conditions of the Notes".
Cross Default	Notes will be issued with the benefit of a cross-default provision, as described under "Terms and Conditions of the Notes".
Currencies	Notes may be denominated in such currency or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including, without limitation, the Euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the Singapore Dollar, the Swiss Franc, the Australian Dollar and the New Zealand Dollar), subject to compliance with all applicable legal or regulatory requirements.

Issuance in Series	Notes will be issued in a series (each a "Series"). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may comprise one or more tranches ("Tranches" and each, a "Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.
Issue Price	Notes may be issued at par or at a discount or premium to par. Partly paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Maturity of Notes	Notes may be issued with maturities of one day or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.
Denominations	Notes will be issued in such denominations as may be agreed between the Bank and the relevant Dealer and as specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.
Early Redemption	Early redemption will be permitted only to the extent specified in the relevant Pricing Supplement and then only subject to any applicable legal or regulatory limitations.
Redemption	Notes may be redeemable at par or at such other redemption amount as may be specified in the relevant Pricing Supplement.
Taxation	Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.
Governing Law	The Notes, all related contractual documentation and any non-contractual obligations arising out of or in connection with the Notes or such related contractual documentation will be governed by, and construed in accordance with, English law, except as otherwise specified in the relevant Pricing Supplement.
Listing and Trading	Each Series of Notes may be listed and traded on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.
Terms and Conditions	The terms and conditions applicable to each Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such Series, and will be specified in the relevant Pricing Supplement. The Terms and Conditions applicable to each Series will therefore be those set out on pages 10 to 24 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.
Enforcement of Notes in Global Form	In the case of Notes in global form, individual investors' rights will be governed by a Deed of Covenant dated 8 September 2009 and available for inspection at the specified office of the Issuing and Paying Agent.

Pricing Supplements	The commercial terms of each trade will be set forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and (ii) act as a mechanism for listing the Notes. For the purpose of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive, all references in this document to "Pricing Supplement" should be read and construed as references to "Final Terms".
Selling Restrictions	The Dealers have undertaken to comply with appropriate UK, US, Australian and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1. General

Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an issuing and paying agency agreement dated 8 September 2009 (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York Mellon as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York Mellon in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale à Luxembourg, société anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale à Luxembourg, société anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Couponholders" and the "Coupons", respectively), appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "Talons") for further Coupons are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2. Form, Denomination and Title

The Notes will be issued in bearer form or in registered form and, in the case of Definitive Notes, serially numbered, in the Specified Denomination (as specified below) and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon. In these Conditions, "Specified Denominations" means the denomination or denominations specified on such Note.

Bearer Notes

Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

(i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

(ii) if so specified in the relevant Pricing Supplement, definitive notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement provided such period is no more than 60 days, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

(i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

(ii) any of the circumstances described in Condition 8 has occurred and is continuing.

In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 8 September 2009 and executed and delivered by the Bank in relation to the Notes.

Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes, Coupons or Talons signify the bearers of such Bearer Notes, such Coupons or such Talons.

The Holder of any Bearer Note, Coupon or Talon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a

denomination of more than US$500,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 5, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3. Status, Negative Pledge and Undertaking

Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank *pari passu* and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu*

without any preference one above the other by reason of priority of date of issue, currency, payment or otherwise with Senior Notes of the Bank.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any Relevant Indebtedness issued, assumed or guaranteed by the Bank, unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such Relevant Indebtedness.

In these Conditions:

Relevant Indebtedness means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market having an original maturity of more than one year from its original date of issue.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of, or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such call proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account, provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to the obligation of the Bank in respect of Senior Notes in right of payment and, accordingly, the Bank will not make any payment to the holders of Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or are adequately (in the opinion of the Board of Directors of the Bank), provided for. The Bank shall within a reasonable time of any such call apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately (in the opinion of the Board of Directors of the Bank) provide for, all of the Senior Notes outstanding at the date of such call. Notwithstanding the foregoing the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4. Interest

Each Fixed Rate Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

Each Floating Rate Note and Index Linked Interest Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

ISDA Determination for Floating Rate Notes: Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph, "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Pricing Supplement

(y) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

Screen Rate Determination for Floating Rate Notes: Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

  (I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

  (II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

  in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of

Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield as provided in the relevant Pricing Supplement.

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to this Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under the Conditions.

If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the

nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

As soon as practicable after the Relevant Time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to this Condition 4, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 8, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

Calculation Agent and Reference Banks: The Bank shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Bank shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

Interest — Supplemental Provision

The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest bearing.

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET2 system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/Actual (ISDA)" or "Actual/Actual" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified in the relevant Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Pricing Supplement in relation to Notes other than Fixed Rate Notes, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30

(vi) if "30/360" is specified in the relevant Pricing Supplement in relation to Fixed Rate Notes, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360;

(vii) if "30E/360" or "Eurobond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30

(viii) if "30E/360 (ISDA)" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30

(ix) if "Actual/Actual-ICMA" is specified in the relevant Pricing Supplement,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such in the relevant Pricing Supplement or, if none is so specified, the Interest Payment Date

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if

appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4.

"TARGET2 System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System or any successor thereto.

5. Redemption and Purchase

Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons in the open market, by private treaty, tender offer or otherwise. Any Notes or Coupons so purchased may be held or resold or, at the discretion of the Bank, delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 5, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

Optional Early Redemption (Put)

If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series by giving to the Bank, in accordance with Condition 11, not less than 15 nor more than 30 days' notice of its intention to exercise the option, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal

amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

If the relevant Pricing Supplement so specifies, then the Bank may, having given:

(i) not less than 15 nor more than 30 days' notice to the Holders of the Notes in accordance with Condition 11; and

(ii) not less than 15 days before the giving of the notice referred to in (i) above, notice to the Issuing and Paying Agent, and

subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

(i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

(ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or by a reduction in nominal amount, at their discretion); and

(iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) *pro rata* to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 2 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6. Payments

Bearer Notes

Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents outside the United States.

Payment of amounts due in respect of interest on Bearer Notes will be made:

(i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

(ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

(iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

Payments of interest in US dollars in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that such payments may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Bank.

No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which either the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment or, if the face value of the missing unmatured Coupons cannot be determined, the missing unmatured Coupons will become void. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking

Day before the due date for such payment (the "Record Date") provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a payment in euro, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately preceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

7. Prescription

Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8. Repayment in the Event of Default

Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Côte d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes and such failure continues for a period of 90 days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for 90 days,

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all the defaults in relation to such Notes shall have been cured.

9. Replacement of Notes and Coupons

If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10. Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of Coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11. Notices

Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the *Financial Times*) and (ii) so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made.

Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Côte d'Ivoire (Attention: Vice President for Finance)); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12. Further Issues

The Bank may from time to time, without the consent of the Noteholders or Couponholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13. Governing Law and Jurisdiction

The Notes, the Coupons, the Issuing and Paying Agency Agreement and any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes, the Coupons or the Issuing and Paying Agency Agreement, including any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement, ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Each Series of Notes in bearer form will initially be represented by a Temporary Global Note in bearer form without Coupons which will:

(i) if the Global Notes are intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Notes to a common safekeeper (the "Common Safekeeper") for Euroclear and Clearstream, Luxembourg; and

(ii) if the Global Notes are not intended to be issued in NGN form, be delivered to a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or prior to the original issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date of the Series represented by such Temporary Global Note upon certification as to non-US beneficial ownership. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

In the event that a Global Note is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. A Noteholder who holds a principal amount of less than the minimum Specified Denomination will not receive a Definitive Note in respect of such holding and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Payments

No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership. All payments in respect of

Notes represented by a Global Note will be made, if the Global Note is not intended to be issued in NGN form, against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

Notices

So long as any Notes are represented by a Global Note and such a Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Terms and Conditions or by delivery of the relevant notice to the holder of the Global Note.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Interest Rate Risks

An investment in Notes the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Bank at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Bank and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Structure Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors – Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the

future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and, in the case of Structured Notes, the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity and/or investors who are required to use the mark to market valuation of their holding of the Notes for accounting purposes.

Exchange Rate Risks and Exchange Controls

As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency

(the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Minimum Specified Denominations

In relation to any issue of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such case a Noteholder who, as a result of such trading amounts, holds a principal amount of less than the minimum Specified Denomination (as defined in the Terms and Conditions) will not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

TAXATION

GENERAL

Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Facility, and the relevant Pricing Supplement may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Notes as are issued thereunder. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and Issue Price (as defined below under "*Original Issue Discount – General*") and that will hold the Notes as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Bank; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder. Moreover, the summary deals only with Notes with a term of 30 years or less. The U.S. federal income tax consequences of owning Notes with a longer term may be discussed in the applicable Pricing Supplement.

This summary is based on the U.S. Internal Revenue Code of 1986 (the "Code"), proposed, temporary and final U.S. Treasury regulations (together, the "U.S. Treasury Regulations") promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Information Memorandum. All of the foregoing are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes, Notes with long maturities or, in some cases, Subordinated Notes may be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its tax adviser with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its tax adviser with respect to the U.S. state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (y) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "*Original Issue Discount – General*"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

If an interest payment is denominated in, or determined by reference to, a foreign currency, in the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

In the case of (i) a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and (ii) a cash basis U.S. Holder required to accrue OID (as defined below) in respect of any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).

Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "*Original Issue Discount – Variable Rate Notes*".

In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an "instalment obligation") will be treated as a Discount Note if the excess of the Note's stated redemption price at maturity over its issue price is equal to or greater than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the weighted average maturity of the Note. A Note's weighted average maturity is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. Unless the election described below under "*Election to Treat All Interest as OID*" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to

the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated *pro rata* on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a Note (other than a Note that is subject to the CPDI Regulations, as described below) that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "*Payments of Interest*" above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Note or a sale or disposition of the Note), a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Fungible Issue. The Issuer may, without the consent of the Holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed-Linked Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date (or, in the case of an instalment obligation, the weighted average maturity) and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate"; and (c) the Note does not provide for any principal payments that are contingent (other than as described in (a) above).

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not

more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the Bank or a related party (such as dividends, profits or the value of the Bank's stock). A variable rate will not fail to be an objective rate merely because it is based on the credit quality of the Issuer. A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note which is unconditionally payable in cash or property (other than debt instruments of the Bank) at least annually will constitute qualified stated interest and will be taxed accordingly. The amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of (i) a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or, (ii) in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not otherwise exempt from the contingent payment debt instrument rules, then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a

contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously accrued on the Note. The "comparable yield" is the annual yield that the Bank would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

Under the non-contingent bond method, the Bank would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must include each non-contingent payment and an estimated amount for each contingent payment, and must produce the comparable yield. The comparable yield and Schedule will be available from the Bank by submitting a written request for such information to Vice President, Finance, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia, Telephone: +216 71 102 803, Fax: +216 71 330 598 and E-mail: mtn-desk@afdb.org and back-office@afdb.org.

THE COMPARABLE YIELD AND SCHEDULE WILL NOT BE DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF CONTINGENT NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND WILL NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO THE HOLDERS OF THE NOTES.

The use of the comparable yield and the calculation of the Projected Payments will be based upon a number of assumptions and estimates and will not be a prediction, representation or guarantee of the actual amounts of interest that may be paid to a U.S. Holder or the actual yield of the Notes. A U.S. Holder will generally be bound by the comparable yield and the Schedule determined by the Bank, unless the U.S. Holder determines its own comparable yield and projected payment schedule and explicitly discloses such schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. The Issuer's determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other comparable yield or projected payment schedule should be used instead.

If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). Any negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. Holder has a net positive or negative adjustment for that year. However, any negative adjustment that is carried forward to a taxable year in which the Contingent Note is sold, exchanged or retired, to the extent not applied to OID accrued for such year, reduces the U.S. Holder's amount realised on the sale, exchange or retirement. As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent

bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part.

Special rules apply to determine the accrual of OID, and the amount, timing, source and character of any gain or loss on a Note subject to the CPDI regulations that is denominated in a foreign currency (a "Foreign Currency Contingent Note"), including certain non-contingent Notes whose payments are denominated in, or are determined by reference to, more than one foreign currency. The rules applicable to Foreign Currency Contingent Notes are complex, and U.S. Holders are urged to consult their tax advisers concerning the application of these rules.

Under these rules, a U.S. Holder of a Foreign Currency Contingent Note will generally be required to accrue OID in the foreign currency in which the Foreign Currency Contingent Note is denominated (i) at a yield at which the Bank would issue a fixed rate debt instrument denominated in the same foreign currency with terms and conditions similar to those of the Foreign Currency Contingent Note, and (ii) in accordance with a projected payment schedule determined by the Bank, under rules similar to those described above. The amount of OID on a Foreign Currency Contingent Note that accrues in any accrual period will be the product of the comparable yield of the Foreign Currency Contingent Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Foreign Currency Contingent Note. The adjusted issue price of a Foreign Currency Contingent Note will generally be determined under the rules described above, and will be denominated in the foreign currency of the Foreign Currency Contingent Note.

OID on a Foreign Currency Contingent Note will be translated into U.S. dollars under translation rules similar to those described above under "*Payments of Interest*". Any positive adjustment (i.e. the excess of actual payments over projected payments) in respect of a Foreign Currency Contingent Note for a taxable year will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account or, if earlier, the date on which the Foreign Currency Contingent Note is disposed of. The amount of any negative adjustment on a Foreign Currency Contingent Note (i.e. the excess of projected payments over actual payments) that is offset against accrued but unpaid OID will be translated into U.S. dollars at the same rate as which such OID was accrued. To the extent a net negative adjustment exceeds the amount of accrued but unpaid OID, the negative adjustment will be treated as offsetting OID that has accrued and been paid on the Foreign Currency Contingent Note, and will be translated into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. Any net negative adjustment carry forward will be carried forward in the relevant foreign currency.

Prospective purchasers should consult their tax advisers regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Facility.

Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Solely for the purposes of determining whether such a Note has OID, the Bank will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note. Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their tax advisers, since the OID consequences of acquiring, holding, and disposing of such Notes will depend, in part, on the particular terms and features of the purchased Notes.

Short-Term Notes. Short Term Notes (i.e., Notes that have a fixed maturity of one year or less) will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Note on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note. This election will apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "*Original Issue Discount – General*" with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. However, if this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisers concerning the propriety and consquences of this election.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount (or, for a Discount Note, its stated redemption price at maturity) may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and any such bond premium that is taken into account currently will reduce interest income in units of foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the amount offset multiplied by the difference between the spot rate in effect on the date of the offset, and the spot rate in effect on the date the Notes were acquired by the U.S. Holder. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Notes other than Contingent Payment Notes and Foreign Currency Contingent Notes. A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the

sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date of sale, retirement or disposition of the Note or (2) in the case of a Note traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "*Original Issue Discount-General*". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments).

Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to significant limitations).

Contingent Notes. Gain from the sale or retirement of a Contingent Note will be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total interest inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss realised by a U.S. Holder on the sale or retirement of a Contingent Note will generally be foreign source.

A U.S. Holder's tax basis in a Contingent Note will generally be equal to its cost, increased by the amount of interest previously accrued with respect to the Note (determined without regard to any positive or negative adjustments reflecting the difference between actual payments and Projected Payments), increased or decreased by the amount of any positive or negative adjustment that the Holder is required to make to account for the difference between the Holder's purchase price for the Note and the adjusted issue price of the Note at the time of the purchase, and decreased by the amount of any Projected Payments scheduled to be made on the Note to the U.S. Holder through such date (without regard to the actual amount paid).

Foreign Currency Contingent Notes. Upon a sale, exchange or retirement of a Foreign Currency Contingent Note, a U.S. Holder will generally recognise taxable gain or loss equal to the difference between the amount realised on the sale, exchange or retirement and the U.S. Holder's tax basis in the Foreign Currency Contingent Note, both translated into U.S. dollars as described below. A U.S. Holder's tax basis in a Foreign Currency Contingent Note will equal (i) the cost thereof (translated into U.S. dollars at the spot rate on the issue date), (ii) increased by the amount of OID previously accrued on the Foreign Currency Contingent Note (disregarding any positive or negative adjustments and translated into U.S. dollars using the exchange rate applicable to such OID) and (iii) decreased by the projected amount of all prior payments in respect of the Foreign Currency Contingent Note. The U.S. dollar amount of the projected payments described in clause (iii) of the preceding sentence is determined by (i) first allocating the payments to the most recently accrued OID to which prior amounts have not already been allocated and translating those amounts into U.S. dollars at the rate at which the OID was accrued and (ii) then allocating any remaining amount to principal and translating such amount into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. For this purpose, any accrued OID reduced by a negative adjustment carry forward will be treated as principal.

The amount realised by a U.S. Holder upon the sale, exchange or retirement of a Foreign Currency Contingent Note will equal the amount of cash and the fair market value (determined in foreign currency) of any property received. If a U.S. Holder holds a Foreign Currency Contingent Note until its scheduled maturity, the U.S. dollar equivalent of the amount realised will be determined by separating such amount realised into principal and one or more OID components, based on the principal and OID comprising the U.S. Holder's basis, with the amount realised allocated first to OID (and allocated to the most recently accrued amounts first) and any remaining amounts allocated to principal. The U.S. dollar equivalent of the amount realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be determined in a similar manner but will first be allocated to principal and then any accrued OID (and will be allocated to the earliest accrued amounts first). Each component of the amount realised will be translated into U.S. dollars using the exchange rate used with respect to the corresponding principal or accrued OID. The amount of any gain realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be equal to the excess of the amount realised over the holder's tax basis, both expressed in foreign currency, and will be translated into U.S. dollars using the spot rate on the payment date. Gain from the sale or retirement of a Foreign Currency Contingent Note will generally be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total OID inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss (other than loss treated as capital loss) realised by a U.S. Holder on the sale or retirement of a Foreign Currency Contingent Note will generally be foreign source. Any capital loss will generally be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of Foreign Currency Contingent Notes.

A U.S. Holder will also recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the receipt of foreign currency in respect of a Foreign Currency Contingent Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to the principal or accrued OID to which such payment relates.

Disposition of Foreign Currency

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of a Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income and other tax consequences of owning Notes.

Taxation provisions of the Agreement

The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes that are paid to U.S. Holders and are made within the United States or by certain U.S. or U.S.-controlled paying agents. The Bank is not subject to

the reporting requirements, and the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders if such returns are otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9, will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their tax advisors regarding the applicability and consequences of information reporting and backup withholding.

A U.S. taxpayer that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. Holder may be required to treat a foreign currency exchange loss from the Notes as a reportable transaction if the loss exceeds U.S.$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. In the event the acquisition, holding or disposition of Notes constitutes participation in a reportable transaction for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Accordingly, if a U.S. Holder realises a loss on any Note (or, possibly, aggregate losses from the Notes) satisfying the monetary thresholds discussed above, the U.S. Holder could be required to file an information return with the IRS, and failure to do so may subject the U.S. Holder to the penalties described above. In addition, the Issuer and its advisers may also be required to disclose the transaction to the IRS, and to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Notes.

RELATED DERIVATIVES TRANSACTIONS

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

SUBSCRIPTION AND SALE

Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in a dealer agreement dated 8 September 2009 (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will *inter alia* make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

United Kingdom

Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Dealer has acknowledged that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended the "FIEA"). Accordingly, each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 or 1949, as amended)) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws, regulations and ministerial guidelines of Japan.

Singapore

Each Dealer has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, each Dealer has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

1. to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 (1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;
2. where no consideration is or will be given for the transfer; or
3. where the transfer is by operation of law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been, or will be, lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue, sale or purchase in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia,

unless:

(i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

(ii) such action complies with applicable laws, regulations and directives; and

(iii) such action does not require any documents to be lodged with ASIC.

New Zealand

Each Dealer has acknowledged that the Information Memorandum has not been, nor will be, registered with the New Zealand Registrar of Companies pursuant to the Securities Act 1978 of New Zealand. Accordingly, each Dealer has represented and agreed that:

(a) it has not offered for sale, or transferred, and will not directly or indirectly offer for sale, or transfer, any Notes to any member of the public in New Zealand; and

(b) it will not distribute, publish, deliver or disseminate the Information Memorandum, any pricing supplement or any information or other material that may constitute an advertisement (as defined in the Securities Act 1978 of New Zealand) in relation to any offer of the Securities in New Zealand;

in any such case, other than:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978 of New Zealand;

(b) to persons who are each required to pay a minimum subscription price of at least NZ$500,000.00 for the Notes (disregarding any amount lent by the offeror, the Bank or any associated person of the offeror or the Bank) before the allotment of those Notes; or

(c) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Canada

Each Dealer has acknowledged, represented and agreed that no prospectus in relation to the Notes has been filed with the securities regulatory authority in any province or territory of Canada. The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer has acknowledged, represented and agreed, and each further Dealer appointed under the Facility will be required to represent and agree, that it has not offered, sold or distributed any Notes, directly or indirectly, in Canada or to, or for the benefit of, any resident thereof, except in compliance with applicable securities laws in Canada or any province or territory of Canada.

Each Dealer has agreed not to distribute or deliver the Information Memorandum or any other offering material relating to the Notes, in Canada in contravention of the securities laws of Canada or any province of territory thereof.

Notes offered in Canada may be subject to additional Canadian selling restrictions as the Bank and relevant Dealer may agree as indicated in the relevant Pricing Supplement. Each Dealer will be required to agree that it will offer, sell or distribute such Notes only in compliance with such additional Canadian selling restrictions and only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made.

FORM OF PRICING SUPPLEMENT

Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated [ ]

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of [Aggregate Principal Amount of Series]
[Title of Notes]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum [as so supplemented].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.*]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]], save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	Issuer:	African Development Bank
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ] [Note – where multiple denominations above €50,000 are being used, the following sample wording should be used: "€50,000 and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued in excess of [€99,000].
7.	(i) Issue Date:	[ ]

(ii) Interest Commencement Date:	[ ]
8. *Maturity Date:	[*(for Fixed Rate Notes) specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9. Interest Basis:	[[ ] per cent. Fixed Rate] [[*specify reference rate*] +/–[ ] per cent. Floating Rate] [Zero Coupon] [Index-Linked Interest] [Dual Currency Interest] [Variable Coupon Amount] [Other (*specify*)] (further particulars specified below)
10. Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Variable Redemption Amount] [Partly Paid] [Instalment] [Other (*specify*)]
11. Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12. Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13. Status of the Notes:	[Senior/Subordinated]
14. Listing and Trading:	[The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments/other (*specify*)/None]
15. Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. **Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly/other (*specify*)] in arrear]
(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]][, not adjusted]
(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount
(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amount which do not correspond with the Fixed Coupon Amount*[(*s*)] and the Interest Payment Date(s) to which they relate]
(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or other (*specify*)] (*Consider if day count fraction, particularly for Euro denominated issues, should be on an Actual/ Actual basis*)
(vi) Determination Date(s):	[ ] [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon N.B. only relevant where Day Count Fraction is Actual/ Actual (ICMA)*]

* If the maturity date of the Notes issued in bearer form is one year or less select at No. 44 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
	(i) Interest Period(s):	[ ]
	(ii) Specified Interest Payment Dates:	[ ]
	(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(iv) Business Centre(s):	[ ]
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
	(vi) Interest Period Date(s):	[Not Applicable/*specify dates*]
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Issuing and Paying Agent):	[ ]
	(viii) Screen Rate Determination:	
	– Relevant Time:	[ ]
	– Interest Determination Date:	[[ ] [TARGET] Business Days [in [*specify city for Specified Currency*]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
	– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
	(ix) ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
	– ISDA Definitions (if different from those set out in the Conditions:	[ ]

	(x) Relevant Margin(s):	[+/–][ ] per cent. per annum
	(xi) Minimum Rate of Interest:	[ ] per cent. per annum
	(xii) Maximum Rate of Interest:	[ ] per cent. per annum
	(xiii) Day Count Fraction:	[ ]
	(xiv) Rate Multiplier:	[ ]
	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Amortisation Yield:	[ ] per cent. per annum
	(ii) Day Count Fraction:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ]
19.	**Index-Linked Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv) Interest Period(s):	[ ]
	(v) Specified Interest Payment Dates:	[ ]
	(vi) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(vii) Business Centre(s):	[ ]
	(viii) Minimum Rate of Interest:	[ ] per cent. per annum
	(ix) Maximum Rate of Interest:	[ ] per cent. per annum
	(x) Day Count Fraction:	[ ]
20.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
	(v) Day Count Fraction:	[ ]
21.	**Variable Coupon Amount Notes**:	[Applicable/Not Applicable] [*If applicable, describe provisions*]

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
	(iii) If redeemable in part:	
	(a) Minimum nominal amount to be redeemed:	[ ]
	(b) Maximum nominal amount to be redeemed:	[ ]
	(iv) Option Exercise Date(s):	[ ]
	(v) Description of any other option of the Bank:	[ ]
	(vi) Notice period (if other than as set out in the Conditions):	[ ]
23.	**Put Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
	(iii) Option Exercise Date(s):	[ ]
	(iv) Description of any other Noteholders' option:	[ ]
	(v) Notice period (if other than as set out in the Conditions):	[ ]
24.	**Final Redemption Amount of each Note**	[Par/*other*/see Appendix]
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ]
26.	**Variable Redemption Amount Notes**:	[Applicable/Not Applicable] [*If applicable, describe provisions*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Global Note.] [Temporary Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice.] [Permanent Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Bearer Global Note].
	Registered Notes:	
	Registrar and Transfer Agents	[*Name and specified offices*]
	(i) DTC Application	[Yes/No/*give details*]
	(ii) Australian Domestic Notes:	[Yes/No] [*If yes, set out relevant provisions*]
	[(b) New Global Note:	[Yes/No]]
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate*]
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	[Not Applicable/*give details including of any minimum or maximum instalment amount*]
32.	Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
33.	Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
34.	Other terms or special conditions:	[Not Applicable/*give details including any details relevant to Other Notes, being Notes of a type not specifically contemplated elsewhere in this Pricing Supplement*]
35.	Governing law:	[English/*please specify*]

DISTRIBUTION

36.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]

37.	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
38.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

39.	ISIN Code:	[ ]
40.	Common Code:	[ ]
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
42.	Delivery:	Delivery [against/free of] payment
43.	Changes to the Agent(s) (if any):	[ ]
44.	Applicable TEFRA Rules:	D Rules/Not Applicable
45.	Additional United States Federal Income Tax Consequences:	[Not Applicable/*give details*]
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	[Yes/No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form*]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since [*insert date of last published audited accounts*].

AUDITORS

The annual accounts of the Bank for the financial years ended [*insert year*] and [*insert year*], respectively, have been audited by [*insert name of auditors*].

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By:______________________________

Duly Authorised

GENERAL INFORMATION

1. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

4. There has been no material adverse change in the financial position of the Bank since 31 December 2008.

5. The annual accounts of the Bank for the financial years ended 31 December 2007 and 31 December 2008, respectively, have been audited by KPMG Audit.

6. For so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at and, (in the case of items (b), (e) and (f) available from) the specified office of the Paying Agent in Luxembourg:

(a) the Dealer Agreement;

(b) the latest Annual Report of the Bank;

(c) the Issuing and Paying Agency Agreement;

(d) the Deed of Covenant;

(e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

(f) the Information Memorandum and any supplements thereto; and

(g) the Information Statement and any amendments or supplements thereto.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg which are the entities in charge of keeping the records. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorise each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

PRINCIPAL OFFICE OF THE BANK

African Development Bank
01 B. P. 1387 Abidjan
Côte d'Ivoire

Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

THE ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

THE DEALERS

Australia and New Zealand Banking Group Limited
Level 2, 20 Martin Place
Sydney NSW 2000
Australia

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
Kaiserstraße 16 (Kaiserplatz)
60311 Frankfurt am Main

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

Shinkin International Ltd.
4th Floor, River Plate House
7-11 Finsbury Circus
London EC2M 7YA

Société Générale
29, Boulevard Haussmann
75009 Paris 17

Standard Bank Plc
20 Gresham Street
London EC2V 7JE

Standard Chartered Bank
6 Battery Road
#03-00
Singapore 049909

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

LEGAL ADVISERS

Legal Department
African Development Bank
Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

To the Issuer as to English law and US Federal law
Linklaters LLP
One Silk Street
London EC2Y 8HQ

To the Dealers as to English law and US Federal Tax law
Allen & Overy LLP
One Bishops Square
London E1 6AD

ISSUING AND PAYING AGENT AND REGISTRAR

Citibank, N.A.
Citigroup Centre
Canary Wharf
London E14 5UB

TRANSFER AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

PAYING AGENTS

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

The Bank of New York Mellon
Rue Montoyerstraat, 46
B-1000 Brussels
Belgium

AUDITORS TO THE BANK

KPMG Audit
1, Cours Valmy
92923 Paris
La Défense Cedex
France

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

RF64051

Printed by Royle Financial Print

EXHIBIT C

SUBSCRIPTION AGREEMENT

To: Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.

(the **Lead Managers**)

and: BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

(the **Co-Lead Managers** and, together with the Lead Managers, the **Managers**)

23 February 2011

Dear Sirs,

African Development Bank (the **Bank**) proposes, pursuant to a Dealer Agreement (the **Dealer Agreement**, which expression shall include any amendments or supplements thereto or restatements thereof) dated 8 September 2009 and made between, among others, the Bank and the Dealers party thereto, to issue U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016 (the **Notes**). The Notes are issued as part of the Global Debt Issuance Facility and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms of the Notes are as set out under the heading "Terms and Conditions" in the Information Memorandum relating to the Global Debt Issuance Facility dated 8 September 2009 and in the pricing supplement dated 23 February 2011 attached hereto.

Subject to receipt by each Manager, in form reasonably satisfactory to such Manager, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Managers jointly and severally agree to subscribe and pay for the Notes on 25 February 2011 (the **Closing Date**) at the subscription price of 99.718 per cent. (being the issue price of 99.843 per cent. less the combined management and underwriting commission of 0.125 per cent.) plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Managers to subscribe and pay for the Notes is conditional upon the receipt by the Managers of the following documentation:

(a) Legal Opinion of General Counsel and Director, Legal Services Department of the Bank;

(b) Legal Opinion of Allen & Overy LLP, English law advisers to the Managers; and

(c) Officer's (closing) Certificate.

The arrangements in relation to the expenses relating to the issue of Notes have been separately agreed between the Bank and the Lead Managers pursuant to an expenses side letter dated the date of this Agreement.

Notwithstanding anything herein contained, the Managers or the Bank (after prior consultation with each other) may, by notice to the Bank or the Managers, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Managers or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank and/or the Managers, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement) be released and discharged from their respective obligations under or pursuant to this Agreement.

In accordance with the restrictions set out in Schedule 1 of the Dealer Agreement, the Managers agree that they will notify Citibank, N.A., London as issuing and paying agent of the completion of distribution of the Notes subscribed and paid by them hereunder.

In connection with the issue and distribution of the Notes, Daiwa Capital Markets Europe Limited (the **Stabilising Manager**) (or any person acting for the Stabilising Manager) at their discretion may, to the extent permitted by and in accordance with applicable laws and regulations, over-allot and/or effect transactions in the open market or otherwise with a view to stabilising or maintaining the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time. In relation to any such over-allotment or stabilisation the Stabilising Manager (or any person acting for the Stabilising Manager) shall be deemed to act for their own account and not as agent of the Bank or the Managers and any loss resulting from such over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be retained, by the Stabilising Manager (and/or any person acting for the Stabilising Manager) for their own account. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$1,000,000,000.

This Agreement, as to which time shall be of the essence, and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,



....

African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: ....

(Duly authorised)

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

....

African Development Bank

BY: CHARLES O. BOAMAH
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: ..................................

(Duly authorised)

PRICING SUPPLEMENT

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable

30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable

44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	No

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: ______________________________

Duly Authorised

EXHIBIT D

AFRICAN DEVELOPMENT BANK

LEGAL SERVICES DEPARTMENT

TEMPORARY RELOCATION AGENCY
15 AVENUE DE GHANA
B.P. 323 TUNIS
1002 TUNIS BELVEDERE
TUNISIA



TELEPHONE: (216) 71 10 20 32
FAX: (216) 71 83 02 04

OFFICE OF THE GENERAL COUNSEL

DATE: 25 February 2011
REF: GECL/KG/nm/let/06/11

Daiwa Capital Markets Europe Limited
Deutsche Bank AG
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the **Lead Managers**)

and

BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank
(the **Co-Lead Managers**, and together with the **Lead Managers**, the **Managers**)

Dear Sirs,

AFRICAN DEVELOPMENT BANK
U.S.$1,000,000,000 2.5 per cent Global Notes due 15 March 2016
Issued pursuant to the Global Debt Issuance Facility for issues of Notes with maturities of one day or longer
Series 387

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "**Bank**"), in connection with the issue by the Bank of USD 1,000,000,000 2.5 per cent Global Notes due 15 March 2016 (the "**Notes**") issued pursuant to the Bank's Global Debt Issuance Facility for issues of Notes with maturities of one day or longer (the "**Facility**").

For the purposes of this opinion, I have examined, *inter alia*, the following:

(a) The Agreement Establishing the African Development Bank (the "**Bank Agreement**") in its present form and the current By-Laws of the Bank including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b) Resolution B/BD/2010/28 of the Board of Directors of the Bank adopted on 1 December 2010 approving the Bank's borrowing programme for the year 2011;

(c) the opinion of the General Counsel of the Bank (the "**General Counsel**"), dated 19 December 2001, given in connection with the Facility (the "**Original Opinion**");

(d) the opinion of the General Counsel dated 8 September 2009, given in connection with the update of the Facility (the "**Update Opinion**");

(e) the subscription agreement dated 23 February 2011 relating to the Notes (the "**Subscription Agreement**");

(f) the pricing supplement dated 23 February 2011 relating to the Notes (the "**Pricing Supplement**); and

(g) the legal opinion of Allen & Overy LLP dated 25 February 2011.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion.

Having examined the foregoing, I am of the opinion that:

(i) in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though: (a) the statements made in the Original Opinion and the Update Opinion were made by me on the date hereof; and (b) the Original Opinion and the Update Opinion were addressed to the Managers;

(ii) the Subscription Agreement and the Pricing Supplement have been duly authorised and executed, and delivered by or on behalf of the Bank;

(iii) the Subscription Agreement constitutes a valid, legally binding and enforceable obligation of the Bank and that the performance thereof is within the capacity and power of the Bank;

(iv) the Notes will constitute direct, general and unconditional obligations of the Bank which (a) rank *pari passu* among themselves and (b) will at all times rank at least *pari passu* with all other outstanding obligations of the Bank except to the extent that such other outstanding obligations are by their terms expressed to be subordinated in right of payment;

(v) all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and the Pricing Supplement, for the issuance of the Notes, and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(vi) the Notes constitute valid and legally binding obligations of the Bank which are enforceable in accordance with their terms and conditions; and

(vii) the execution and delivery of the Subscription Agreement and the Pricing Supplement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under, any agreement or instrument to which the Bank is a party or to which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation, judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person. With respect to the opinion expressed in paragraph (vi) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under Section 9(a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied with respect to matters of English law, upon the aforementioned opinion of Allen & Overy LLP.

Yours faithfully,



Kalidou GADIO
General Counsel


SEC MAIL PROCESSING
RECEIVED
MAR 0 8 2011
WASH. D.C.
189
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF AFRICAN DEVELOPMENT BANK

In respect of its

USD1,000,000,000 2.50 per cent Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AFDB

DATED: FEBRUARY 25, 2011

0014686-0000739 ICM:12083497.4

The following information regarding the 2.50 per cent. Global Notes due 15 March 2016 (herein referred to as the "**Notes**") of the African Development Bank (the "**Bank**") is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Pricing Supplement (attached hereto as Exhibit A) and an Information Memorandum (attached hereto as Exhibit B).

Item 1. Description of Obligations

(a) through (h)

See the Information Memorandum, pages 10-24 and the Pricing Supplement.

(i) Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB.

Item 2. Distribution of Obligations

(a) See the Pricing Supplement under the caption "Distribution", items 36-38.

On February 23, 2011 the Bank entered into a Subscription Agreement with Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, HSBC Bank plc and J.P. Morgan Securities Ltd. (herein referred to as the "**Lead Managers**") and BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Mizuho International plc and Standard Chartered Bank (herein referred to as the "**Co-Lead Managers**" and, together with the Lead Managers, the "**Managers**"), upon the terms set forth in said Subscription Agreement (attached hereto as Exhibit C).

(b) See the Information Memorandum, page 3, and the Pricing Supplement, item 36(b). The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD1,000,000,000.

(c) Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Proceeds to the Bank*
Per Unit	99.843%	0.125%	99.718%
Total	$998,430,000	U.S.$1,250,000	$997,180,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

A management and underwriting commission of 0.125% was paid.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees**		$120,000
	Total	$120,000

Item 6. Application of Proceeds

See the Information Memorandum page 27.

Item 7. Exhibits

A. Copy of Pricing Supplement, dated February 23, 2011.

B. Copy of Information Memorandum, dated September 8, 2009.

C. Copy of the Subscription Agreement, dated February 23, 2011.

D. Copy of Opinion dated February 25, 2011, of the General Counsel and Director, Legal Services Department of the Bank, as to the legality of the Notes.

---

* Without deducting expenses of the Bank

** The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2011 Borrowing Programme.

EXHIBIT A

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011.
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable

24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes**:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late	Not Applicable

payment:

31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable
44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would	No

allow Eurosystem eligibility:

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:



By: ______________________________

Duly Authorised

EXHIBIT B

INFORMATION MEMORANDUM


BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT BANK

African Development Bank

Global Debt Issuance Facility

For issues of Notes with maturities of one day or longer

This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the Euro MTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to the official list of the Luxembourg Stock Exchange (the "Official List") and to trading on the regulated market of the Luxembourg Stock Exchange. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. References in this Information Memorandum to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange's regulated market. The Facility provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Bank and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Facility. The applicable Pricing Supplement in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Information Memorandum supersedes and replaces the Information Memorandum dated 8 July 2008.

Arranger

Citi

Dealers

Australia and New Zealand Banking Group Limited
BofA Merrill Lynch
Barclays Capital
BNP PARIBAS
Citi
Commerzbank
Credit Suisse
Daiwa Securities SMBC Europe
Goldman Sachs International
HSBC
J.P. Morgan
Mitsubishi UFJ Securities International plc
Mizuho International plc
Morgan Stanley
Nomura International
Shinkin International
Société Générale Corporate & Investment Banking
Standard Bank
Standard Chartered Bank
TD Securities

Information Memorandum dated 8 September 2009

The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Bank in connection with the Programme.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 8 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, United States persons.

Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "€" are to the lawful currency of the Member States of the European Union that have adopted the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Pricing Supplement (or any person(s) acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the Pricing Supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or any agent of such Stabilising Manager(s)) in accordance with all applicable laws and rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i) the most recent publicly available information statement (the "Information Statement") of the Bank, beginning with the Information Statement dated 10 August 2009;

(ii) the most recently published financial statements and reports of the independent auditors of the Bank contained in the annual reports of the Bank;

(iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

(iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

TABLE OF CONTENTS

SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 24 hereof.

Issuer	African Development Bank.
Arranger	Citigroup Global Markets Limited.
Dealers	Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.
Issuing and Paying Agent	Citibank, N.A. and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Registrar	Citibank, N.A. and/or such other registrar as may be specified in the relevant Pricing Supplement.
Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Listing Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Facility Amount	Notes may be issued and outstanding in an unlimited aggregate principal amount.
Availability	The Facility will be continuously available and will be uncommitted.
Form of Notes	The Notes may be issued in bearer form or in registered form. Notes in registered form may not be exchanged for Notes in bearer form. Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited (if the Notes are not intended to be issued in NGN form) with a common depositary for Euroclear Bank SA/NV, ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system or (if the Notes are intended to be issued in NGN form) with a common safekeeper for Euroclear or Clearstream, Luxembourg. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms. Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.
Clearing Systems	Notes shall be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust Company and, outside the United States, the systems operated by Euroclear, Clearstream, Luxembourg and, in Australia, the system operated by Austraclear Limited.

Status of Notes	Notes may be issued as senior notes ("Senior Notes") or subordinated notes ("Subordinated Notes") and will be direct, unsecured and general obligations of the Bank. The Senior Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.
Interest Rates	Notes may be interest bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.
Variable Coupon Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at a discount to par and will not bear interest.
Variable Redemption Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Other Notes	Terms applicable to High Interest Notes, Low Interest Notes, Step-up Notes, Step-Down Notes, Dual Currency Notes, Reverse Dual Currency Notes, Optional Dual Currency Notes, Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.
Negative Pledge	The Notes have the benefit of a negative pledge in respect of Relevant Indebtedness as more fully described under "Terms and Conditions of the Notes".
Events of Default	The events of default under the Notes are as specified below under "Terms and Conditions of the Notes".
Cross Default	Notes will be issued with the benefit of a cross-default provision, as described under "Terms and Conditions of the Notes".
Currencies	Notes may be denominated in such currency or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including, without limitation, the Euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the Singapore Dollar, the Swiss Franc, the Australian Dollar and the New Zealand Dollar), subject to compliance with all applicable legal or regulatory requirements.

Issuance in Series	Notes will be issued in a series (each a "Series"). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may comprise one or more tranches ("Tranches" and each, a "Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.
Issue Price	Notes may be issued at par or at a discount or premium to par. Partly paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Maturity of Notes	Notes may be issued with maturities of one day or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.
Denominations	Notes will be issued in such denominations as may be agreed between the Bank and the relevant Dealer and as specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.
Early Redemption	Early redemption will be permitted only to the extent specified in the relevant Pricing Supplement and then only subject to any applicable legal or regulatory limitations.
Redemption	Notes may be redeemable at par or at such other redemption amount as may be specified in the relevant Pricing Supplement.
Taxation	Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.
Governing Law	The Notes, all related contractual documentation and any non-contractual obligations arising out of or in connection with the Notes or such related contractual documentation will be governed by, and construed in accordance with, English law, except as otherwise specified in the relevant Pricing Supplement.
Listing and Trading	Each Series of Notes may be listed and traded on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.
Terms and Conditions	The terms and conditions applicable to each Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such Series, and will be specified in the relevant Pricing Supplement. The Terms and Conditions applicable to each Series will therefore be those set out on pages 10 to 24 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.
Enforcement of Notes in Global Form	In the case of Notes in global form, individual investors' rights will be governed by a Deed of Covenant dated 8 September 2009 and available for inspection at the specified office of the Issuing and Paying Agent.

Pricing Supplements	The commercial terms of each trade will be set forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and (ii) act as a mechanism for listing the Notes. For the purpose of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive, all references in this document to "Pricing Supplement" should be read and construed as references to "Final Terms".
Selling Restrictions	The Dealers have undertaken to comply with appropriate UK, US, Australian and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1. General

Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an issuing and paying agency agreement dated 8 September 2009 (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York Mellon as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York Mellon in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale à Luxembourg, société anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale à Luxembourg, société anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Couponholders" and the "Coupons", respectively), appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "Talons") for further Coupons are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2. Form, Denomination and Title

The Notes will be issued in bearer form or in registered form and, in the case of Definitive Notes, serially numbered, in the Specified Denomination (as specified below) and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon. In these Conditions, "Specified Denominations" means the denomination or denominations specified on such Note.

Bearer Notes

Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

(i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

(ii) if so specified in the relevant Pricing Supplement, definitive notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement provided such period is no more than 60 days, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

(i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

(ii) any of the circumstances described in Condition 8 has occurred and is continuing.

In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 8 September 2009 and executed and delivered by the Bank in relation to the Notes.

Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes, Coupons or Talons signify the bearers of such Bearer Notes, such Coupons or such Talons.

The Holder of any Bearer Note, Coupon or Talon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a

denomination of more than US$500,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 5, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3. Status, Negative Pledge and Undertaking

Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank *pari passu* and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu*

without any preference one above the other by reason of priority of date of issue, currency, payment or otherwise with Senior Notes of the Bank.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any Relevant Indebtedness issued, assumed or guaranteed by the Bank, unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such Relevant Indebtedness.

In these Conditions:

Relevant Indebtedness means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market having an original maturity of more than one year from its original date of issue.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of, or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such call proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account, provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to the obligation of the Bank in respect of Senior Notes in right of payment and, accordingly, the Bank will not make any payment to the holders of Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or are adequately (in the opinion of the Board of Directors of the Bank), provided for. The Bank shall within a reasonable time of any such call apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately (in the opinion of the Board of Directors of the Bank) provide for, all of the Senior Notes outstanding at the date of such call. Notwithstanding the foregoing the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4. Interest

Each Fixed Rate Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

Each Floating Rate Note and Index Linked Interest Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

ISDA Determination for Floating Rate Notes: Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph, "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Pricing Supplement

(y) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

Screen Rate Determination for Floating Rate Notes: Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

  (I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

  (II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

  in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of

Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield as provided in the relevant Pricing Supplement.

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to this Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under the Conditions.

If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the

nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

As soon as practicable after the Relevant Time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to this Condition 4, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 8, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

Calculation Agent and Reference Banks: The Bank shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Bank shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

Interest — Supplemental Provision

The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest bearing.

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET2 system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/Actual (ISDA)" or "Actual/Actual" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified in the relevant Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Pricing Supplement in relation to Notes other than Fixed Rate Notes, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30

(vi) if "30/360" is specified in the relevant Pricing Supplement in relation to Fixed Rate Notes, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360;

(vii) if "30E/360" or "Eurobond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30

(viii) if "30E/360 (ISDA)" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30

(ix) if "Actual/Actual-ICMA" is specified in the relevant Pricing Supplement,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such in the relevant Pricing Supplement or, if none is so specified, the Interest Payment Date

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if

appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4.

"TARGET2 System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System or any successor thereto.

5. Redemption and Purchase

Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons in the open market, by private treaty, tender offer or otherwise. Any Notes or Coupons so purchased may be held or resold or, at the discretion of the Bank, delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 5, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

Optional Early Redemption (Put)

If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series by giving to the Bank, in accordance with Condition 11, not less than 15 nor more than 30 days' notice of its intention to exercise the option, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal

amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

If the relevant Pricing Supplement so specifies, then the Bank may, having given:

(i) not less than 15 nor more than 30 days' notice to the Holders of the Notes in accordance with Condition 11; and

(ii) not less than 15 days before the giving of the notice referred to in (i) above, notice to the Issuing and Paying Agent, and

subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

(i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

(ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or by a reduction in nominal amount, at their discretion); and

(iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) *pro rata* to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 2 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6. Payments

Bearer Notes

Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents outside the United States.

Payment of amounts due in respect of interest on Bearer Notes will be made:

(i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

(ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

(iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

Payments of interest in US dollars in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that such payments may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Bank.

No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which either the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment or, if the face value of the missing unmatured Coupons cannot be determined, the missing unmatured Coupons will become void. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking

Day before the due date for such payment (the "Record Date") provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a payment in euro, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately preceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

7. Prescription

Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8. Repayment in the Event of Default

Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Côte d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes and such failure continues for a period of 90 days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for 90 days,

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all the defaults in relation to such Notes shall have been cured.

9. Replacement of Notes and Coupons

If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10. Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of Coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11. Notices

Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the *Financial Times*) and (ii) so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made.

Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Côte d'Ivoire (Attention: Vice President for Finance)); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12. Further Issues

The Bank may from time to time, without the consent of the Noteholders or Couponholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13. Governing Law and Jurisdiction

The Notes, the Coupons, the Issuing and Paying Agency Agreement and any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes, the Coupons or the Issuing and Paying Agency Agreement, including any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement, ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Each Series of Notes in bearer form will initially be represented by a Temporary Global Note in bearer form without Coupons which will:

(i) if the Global Notes are intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Notes to a common safekeeper (the "Common Safekeeper") for Euroclear and Clearstream, Luxembourg; and

(ii) if the Global Notes are not intended to be issued in NGN form, be delivered to a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or prior to the original issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date of the Series represented by such Temporary Global Note upon certification as to non-US beneficial ownership. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

In the event that a Global Note is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. A Noteholder who holds a principal amount of less than the minimum Specified Denomination will not receive a Definitive Note in respect of such holding and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Payments

No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership. All payments in respect of

Notes represented by a Global Note will be made, if the Global Note is not intended to be issued in NGN form, against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

Notices

So long as any Notes are represented by a Global Note and such a Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Terms and Conditions or by delivery of the relevant notice to the holder of the Global Note.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Interest Rate Risks

An investment in Notes the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Bank at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Bank and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Structure Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors – Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the

future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and, in the case of Structured Notes, the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity and/or investors who are required to use the mark to market valuation of their holding of the Notes for accounting purposes.

Exchange Rate Risks and Exchange Controls

As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency

(the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Minimum Specified Denominations

In relation to any issue of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such case a Noteholder who, as a result of such trading amounts, holds a principal amount of less than the minimum Specified Denomination (as defined in the Terms and Conditions) will not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

TAXATION

GENERAL

Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Facility, and the relevant Pricing Supplement may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Notes as are issued thereunder. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and Issue Price (as defined below under "*Original Issue Discount – General*") and that will hold the Notes as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Bank; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder. Moreover, the summary deals only with Notes with a term of 30 years or less. The U.S. federal income tax consequences of owning Notes with a longer term may be discussed in the applicable Pricing Supplement.

This summary is based on the U.S. Internal Revenue Code of 1986 (the "Code"), proposed, temporary and final U.S. Treasury regulations (together, the "U.S. Treasury Regulations") promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Information Memorandum. All of the foregoing are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes, Notes with long maturities or, in some cases, Subordinated Notes may be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its tax adviser with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its tax adviser with respect to the U.S. state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (y) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "*Original Issue Discount – General*"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

If an interest payment is denominated in, or determined by reference to, a foreign currency, in the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

In the case of (i) a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and (ii) a cash basis U.S. Holder required to accrue OID (as defined below) in respect of any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).

Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "*Original Issue Discount – Variable Rate Notes*".

In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an "instalment obligation") will be treated as a Discount Note if the excess of the Note's stated redemption price at maturity over its issue price is equal to or greater than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the weighted average maturity of the Note. A Note's weighted average maturity is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. Unless the election described below under "*Election to Treat All Interest as OID*" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to

the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated *pro rata* on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a Note (other than a Note that is subject to the CPDI Regulations, as described below) that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "*Payments of Interest*" above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Note or a sale or disposition of the Note), a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Fungible Issue. The Issuer may, without the consent of the Holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed-Linked Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date (or, in the case of an instalment obligation, the weighted average maturity) and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate"; and (c) the Note does not provide for any principal payments that are contingent (other than as described in (a) above).

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not

more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the Bank or a related party (such as dividends, profits or the value of the Bank's stock). A variable rate will not fail to be an objective rate merely because it is based on the credit quality of the Issuer. A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note which is unconditionally payable in cash or property (other than debt instruments of the Bank) at least annually will constitute qualified stated interest and will be taxed accordingly. The amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of (i) a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or, (ii) in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not otherwise exempt from the contingent payment debt instrument rules, then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a

contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously accrued on the Note. The "comparable yield" is the annual yield that the Bank would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

Under the non-contingent bond method, the Bank would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must include each non-contingent payment and an estimated amount for each contingent payment, and must produce the comparable yield. The comparable yield and Schedule will be available from the Bank by submitting a written request for such information to Vice President, Finance, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia, Telephone: +216 71 102 803, Fax: +216 71 330 598 and E-mail: mtn-desk@afdb.org and back-office@afdb.org.

THE COMPARABLE YIELD AND SCHEDULE WILL NOT BE DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF CONTINGENT NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND WILL NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO THE HOLDERS OF THE NOTES.

The use of the comparable yield and the calculation of the Projected Payments will be based upon a number of assumptions and estimates and will not be a prediction, representation or guarantee of the actual amounts of interest that may be paid to a U.S. Holder or the actual yield of the Notes. A U.S. Holder will generally be bound by the comparable yield and the Schedule determined by the Bank, unless the U.S. Holder determines its own comparable yield and projected payment schedule and explicitly discloses such schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. The Issuer's determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other comparable yield or projected payment schedule should be used instead.

If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). Any negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. Holder has a net positive or negative adjustment for that year. However, any negative adjustment that is carried forward to a taxable year in which the Contingent Note is sold, exchanged or retired, to the extent not applied to OID accrued for such year, reduces the U.S. Holder's amount realised on the sale, exchange or retirement. As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent

bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part.

Special rules apply to determine the accrual of OID, and the amount, timing, source and character of any gain or loss on a Note subject to the CPDI regulations that is denominated in a foreign currency (a "Foreign Currency Contingent Note"), including certain non-contingent Notes whose payments are denominated in, or are determined by reference to, more than one foreign currency. The rules applicable to Foreign Currency Contingent Notes are complex, and U.S. Holders are urged to consult their tax advisers concerning the application of these rules.

Under these rules, a U.S. Holder of a Foreign Currency Contingent Note will generally be required to accrue OID in the foreign currency in which the Foreign Currency Contingent Note is denominated (i) at a yield at which the Bank would issue a fixed rate debt instrument denominated in the same foreign currency with terms and conditions similar to those of the Foreign Currency Contingent Note, and (ii) in accordance with a projected payment schedule determined by the Bank, under rules similar to those described above. The amount of OID on a Foreign Currency Contingent Note that accrues in any accrual period will be the product of the comparable yield of the Foreign Currency Contingent Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Foreign Currency Contingent Note. The adjusted issue price of a Foreign Currency Contingent Note will generally be determined under the rules described above, and will be denominated in the foreign currency of the Foreign Currency Contingent Note.

OID on a Foreign Currency Contingent Note will be translated into U.S. dollars under translation rules similar to those described above under "*Payments of Interest*". Any positive adjustment (i.e. the excess of actual payments over projected payments) in respect of a Foreign Currency Contingent Note for a taxable year will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account or, if earlier, the date on which the Foreign Currency Contingent Note is disposed of. The amount of any negative adjustment on a Foreign Currency Contingent Note (i.e. the excess of projected payments over actual payments) that is offset against accrued but unpaid OID will be translated into U.S. dollars at the same rate as which such OID was accrued. To the extent a net negative adjustment exceeds the amount of accrued but unpaid OID, the negative adjustment will be treated as offsetting OID that has accrued and been paid on the Foreign Currency Contingent Note, and will be translated into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. Any net negative adjustment carry forward will be carried forward in the relevant foreign currency.

Prospective purchasers should consult their tax advisers regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Facility.

Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Solely for the purposes of determining whether such a Note has OID, the Bank will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note. Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their tax advisers, since the OID consequences of acquiring, holding, and disposing of such Notes will depend, in part, on the particular terms and features of the purchased Notes.

Short-Term Notes. Short Term Notes (i.e., Notes that have a fixed maturity of one year or less) will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Note on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note. This election will apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "*Original Issue Discount – General*" with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. However, if this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisers concerning the propriety and consquences of this election.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount (or, for a Discount Note, its stated redemption price at maturity) may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and any such bond premium that is taken into account currently will reduce interest income in units of foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the amount offset multiplied by the difference between the spot rate in effect on the date of the offset, and the spot rate in effect on the date the Notes were acquired by the U.S. Holder. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Notes other than Contingent Payment Notes and Foreign Currency Contingent Notes. A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the

sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date of sale, retirement or disposition of the Note or (2) in the case of a Note traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "*Original Issue Discount-General*". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments).

Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to significant limitations).

Contingent Notes. Gain from the sale or retirement of a Contingent Note will be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total interest inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss realised by a U.S. Holder on the sale or retirement of a Contingent Note will generally be foreign source.

A U.S. Holder's tax basis in a Contingent Note will generally be equal to its cost, increased by the amount of interest previously accrued with respect to the Note (determined without regard to any positive or negative adjustments reflecting the difference between actual payments and Projected Payments), increased or decreased by the amount of any positive or negative adjustment that the Holder is required to make to account for the difference between the Holder's purchase price for the Note and the adjusted issue price of the Note at the time of the purchase, and decreased by the amount of any Projected Payments scheduled to be made on the Note to the U.S. Holder through such date (without regard to the actual amount paid).

Foreign Currency Contingent Notes. Upon a sale, exchange or retirement of a Foreign Currency Contingent Note, a U.S. Holder will generally recognise taxable gain or loss equal to the difference between the amount realised on the sale, exchange or retirement and the U.S. Holder's tax basis in the Foreign Currency Contingent Note, both translated into U.S. dollars as described below. A U.S. Holder's tax basis in a Foreign Currency Contingent Note will equal (i) the cost thereof (translated into U.S. dollars at the spot rate on the issue date), (ii) increased by the amount of OID previously accrued on the Foreign Currency Contingent Note (disregarding any positive or negative adjustments and translated into U.S. dollars using the exchange rate applicable to such OID) and (iii) decreased by the projected amount of all prior payments in respect of the Foreign Currency Contingent Note. The U.S. dollar amount of the projected payments described in clause (iii) of the preceding sentence is determined by (i) first allocating the payments to the most recently accrued OID to which prior amounts have not already been allocated and translating those amounts into U.S. dollars at the rate at which the OID was accrued and (ii) then allocating any remaining amount to principal and translating such amount into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. For this purpose, any accrued OID reduced by a negative adjustment carry forward will be treated as principal.

The amount realised by a U.S. Holder upon the sale, exchange or retirement of a Foreign Currency Contingent Note will equal the amount of cash and the fair market value (determined in foreign currency) of any property received. If a U.S. Holder holds a Foreign Currency Contingent Note until its scheduled maturity, the U.S. dollar equivalent of the amount realised will be determined by separating such amount realised into principal and one or more OID components, based on the principal and OID comprising the U.S. Holder's basis, with the amount realised allocated first to OID (and allocated to the most recently accrued amounts first) and any remaining amounts allocated to principal. The U.S. dollar equivalent of the amount realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be determined in a similar manner but will first be allocated to principal and then any accrued OID (and will be allocated to the earliest accrued amounts first). Each component of the amount realised will be translated into U.S. dollars using the exchange rate used with respect to the corresponding principal or accrued OID. The amount of any gain realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be equal to the excess of the amount realised over the holder's tax basis, both expressed in foreign currency, and will be translated into U.S. dollars using the spot rate on the payment date. Gain from the sale or retirement of a Foreign Currency Contingent Note will generally be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total OID inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss (other than loss treated as capital loss) realised by a U.S. Holder on the sale or retirement of a Foreign Currency Contingent Note will generally be foreign source. Any capital loss will generally be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of Foreign Currency Contingent Notes.

A U.S. Holder will also recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the receipt of foreign currency in respect of a Foreign Currency Contingent Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to the principal or accrued OID to which such payment relates.

Disposition of Foreign Currency

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of a Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income and other tax consequences of owning Notes.

Taxation provisions of the Agreement

The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes that are paid to U.S. Holders and are made within the United States or by certain U.S. or U.S.-controlled paying agents. The Bank is not subject to

the reporting requirements, and the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders if such returns are otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9, will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their tax advisors regarding the applicability and consequences of information reporting and backup withholding.

A U.S. taxpayer that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. Holder may be required to treat a foreign currency exchange loss from the Notes as a reportable transaction if the loss exceeds U.S.$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. In the event the acquisition, holding or disposition of Notes constitutes participation in a reportable transaction for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Accordingly, if a U.S. Holder realises a loss on any Note (or, possibly, aggregate losses from the Notes) satisfying the monetary thresholds discussed above, the U.S. Holder could be required to file an information return with the IRS, and failure to do so may subject the U.S. Holder to the penalties described above. In addition, the Issuer and its advisers may also be required to disclose the transaction to the IRS, and to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Notes.

RELATED DERIVATIVES TRANSACTIONS

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

SUBSCRIPTION AND SALE

Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in a dealer agreement dated 8 September 2009 (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will *inter alia* make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

United Kingdom

Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Dealer has acknowledged that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended the "FIEA"). Accordingly, each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 or 1949, as amended)) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws, regulations and ministerial guidelines of Japan.

Singapore

Each Dealer has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, each Dealer has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

1. to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 (1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;
2. where no consideration is or will be given for the transfer; or
3. where the transfer is by operation of law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been, or will be, lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue, sale or purchase in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia,

unless:

(i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

(ii) such action complies with applicable laws, regulations and directives; and

(iii) such action does not require any documents to be lodged with ASIC.

New Zealand

Each Dealer has acknowledged that the Information Memorandum has not been, nor will be, registered with the New Zealand Registrar of Companies pursuant to the Securities Act 1978 of New Zealand. Accordingly, each Dealer has represented and agreed that:

(a) it has not offered for sale, or transferred, and will not directly or indirectly offer for sale, or transfer, any Notes to any member of the public in New Zealand; and

(b) it will not distribute, publish, deliver or disseminate the Information Memorandum, any pricing supplement or any information or other material that may constitute an advertisement (as defined in the Securities Act 1978 of New Zealand) in relation to any offer of the Securities in New Zealand;

in any such case, other than:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978 of New Zealand;

(b) to persons who are each required to pay a minimum subscription price of at least NZ$500,000.00 for the Notes (disregarding any amount lent by the offeror, the Bank or any associated person of the offeror or the Bank) before the allotment of those Notes; or

(c) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Canada

Each Dealer has acknowledged, represented and agreed that no prospectus in relation to the Notes has been filed with the securities regulatory authority in any province or territory of Canada. The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer has acknowledged, represented and agreed, and each further Dealer appointed under the Facility will be required to represent and agree, that it has not offered, sold or distributed any Notes, directly or indirectly, in Canada or to, or for the benefit of, any resident thereof, except in compliance with applicable securities laws in Canada or any province or territory of Canada.

Each Dealer has agreed not to distribute or deliver the Information Memorandum or any other offering material relating to the Notes, in Canada in contravention of the securities laws of Canada or any province of territory thereof.

Notes offered in Canada may be subject to additional Canadian selling restrictions as the Bank and relevant Dealer may agree as indicated in the relevant Pricing Supplement. Each Dealer will be required to agree that it will offer, sell or distribute such Notes only in compliance with such additional Canadian selling restrictions and only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made.

FORM OF PRICING SUPPLEMENT

Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated [ ]

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of [Aggregate Principal Amount of Series]
[Title of Notes]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum [as so supplemented].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.*]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]], save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	Issuer:	African Development Bank
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ] [Note – where multiple denominations above €50,000 are being used, the following sample wording should be used: "€50,000 and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued in excess of [€99,000].
7.	(i) Issue Date:	[ ]

	(ii) Interest Commencement Date:	[ ]
8.	*Maturity Date:	[*(for Fixed Rate Notes) specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[*specify reference rate*] +/–[ ] per cent. Floating Rate] [Zero Coupon] [Index-Linked Interest] [Dual Currency Interest] [Variable Coupon Amount] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Variable Redemption Amount] [Partly Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/Subordinated]
14.	Listing and Trading:	[The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments/other (*specify*)/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly/other (*specify*)] in arrear]
	(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]][, not adjusted]
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amount which do not correspond with the Fixed Coupon Amount*[(*s*)] and the Interest Payment Date(s) to which they relate]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or other (*specify*)] (*Consider if day count fraction, particularly for Euro denominated issues, should be on an Actual/ Actual basis*)
	(vi) Determination Date(s):	[ ] [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon N.B. only relevant where Day Count Fraction is Actual/ Actual (ICMA)*]

* If the maturity date of the Notes issued in bearer form is one year or less select at No. 44 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17. **Floating Rate Note Provisions**	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
(i) Interest Period(s):	[ ]
(ii) Specified Interest Payment Dates:	[ ]
(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(iv) Business Centre(s):	[ ]
(v) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
(vi) Interest Period Date(s):	[Not Applicable/*specify dates*]
(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Issuing and Paying Agent):	[ ]
(viii) Screen Rate Determination:	
– Relevant Time:	[ ]
– Interest Determination Date:	[[ ] [TARGET] Business Days [in [*specify city for Specified Currency*]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
(ix) ISDA Determination:	
– Floating Rate Option:	[ ]
– Designated Maturity:	[ ]
– Reset Date:	[ ]
– ISDA Definitions (if different from those set out in the Conditions:	[ ]

	(x) Relevant Margin(s):	[+/–][ ] per cent. per annum
	(xi) Minimum Rate of Interest:	[ ] per cent. per annum
	(xii) Maximum Rate of Interest:	[ ] per cent. per annum
	(xiii) Day Count Fraction:	[ ]
	(xiv) Rate Multiplier:	[ ]
	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Amortisation Yield:	[ ] per cent. per annum
	(ii) Day Count Fraction:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ]
19.	**Index-Linked Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv) Interest Period(s):	[ ]
	(v) Specified Interest Payment Dates:	[ ]
	(vi) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(vii) Business Centre(s):	[ ]
	(viii) Minimum Rate of Interest:	[ ] per cent. per annum
	(ix) Maximum Rate of Interest:	[ ] per cent. per annum
	(x) Day Count Fraction:	[ ]
20.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable: [ ]

(iv) Person at whose option Specified Currency(ies) is/are payable: [ ]

(v) Day Count Fraction: [ ]

21. **Variable Coupon Amount Notes:** [Applicable/Not Applicable] [*If applicable, describe provisions*]

PROVISIONS RELATING TO REDEMPTION

22. **Call Option** [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): [ ] per Note of [ ] specified denomination

(iii) If redeemable in part:

(a) Minimum nominal amount to be redeemed: [ ]

(b) Maximum nominal amount to be redeemed: [ ]

(iv) Option Exercise Date(s): [ ]

(v) Description of any other option of the Bank: [ ]

(vi) Notice period (if other than as set out in the Conditions): [ ]

23. **Put Option** [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): [ ] per Note of [ ] specified denomination

(iii) Option Exercise Date(s): [ ]

(iv) Description of any other Noteholders' option: [ ]

(v) Notice period (if other than as set out in the Conditions): [ ]

24. **Final Redemption Amount of each Note** [Par/*other*/see Appendix]

25. **Early Redemption Amount**

Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions): [ ]

26. **Variable Redemption Amount Notes:** [Applicable/Not Applicable] [*If applicable, describe provisions*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27. (a) Form of Notes:	
Bearer Notes:	[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Global Note.] [Temporary Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice.] [Permanent Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Bearer Global Note].
Registered Notes:	
Registrar and Transfer Agents	[*Name and specified offices*]
(i) DTC Application	[Yes/No/*give details*]
(ii) Australian Domestic Notes:	[Yes/No] [*If yes, set out relevant provisions*]
[(b) New Global Note:	[Yes/No]]
28. Relevant Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate*]
29. Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
31. Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	[Not Applicable/*give details including of any minimum or maximum instalment amount*]
32. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
33. Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
34. Other terms or special conditions:	[Not Applicable/*give details including any details relevant to Other Notes, being Notes of a type not specifically contemplated elsewhere in this Pricing Supplement*]
35. Governing law:	[English/*please specify*]

DISTRIBUTION

36. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]

37. If non-syndicated, name of Dealer: [Not Applicable/*give name*]

38. Additional selling restrictions: [Not Applicable/*give details*]

OPERATIONAL INFORMATION

39. ISIN Code: [ ]

40. Common Code: [ ]

41. Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): [Not Applicable/*give name(s) and number(s)*]

42. Delivery: Delivery [against/free of] payment

43. Changes to the Agent(s) (if any): [ ]

44. Applicable TEFRA Rules: D Rules/Not Applicable

45. Additional United States Federal Income Tax Consequences: [Not Applicable/*give details*]

46. Intended to be held in a manner that would allow Eurosystem eligibility: [Yes/No]

[Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form*]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since [*insert date of last published audited accounts*].

AUDITORS

The annual accounts of the Bank for the financial years ended [*insert year*] and [*insert year*], respectively, have been audited by [*insert name of auditors*].

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By:______________________________

Duly Authorised

GENERAL INFORMATION

1. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

4. There has been no material adverse change in the financial position of the Bank since 31 December 2008.

5. The annual accounts of the Bank for the financial years ended 31 December 2007 and 31 December 2008, respectively, have been audited by KPMG Audit.

6. For so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at and, (in the case of items (b), (e) and (f) available from) the specified office of the Paying Agent in Luxembourg:

(a) the Dealer Agreement;

(b) the latest Annual Report of the Bank;

(c) the Issuing and Paying Agency Agreement;

(d) the Deed of Covenant;

(e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

(f) the Information Memorandum and any supplements thereto; and

(g) the Information Statement and any amendments or supplements thereto.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg which are the entities in charge of keeping the records. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorise each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

PRINCIPAL OFFICE OF THE BANK

African Development Bank
01 B. P. 1387 Abidjan
Côte d'Ivoire

Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

THE ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

THE DEALERS

Australia and New Zealand Banking Group Limited
Level 2, 20 Martin Place
Sydney NSW 2000
Australia

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
Kaiserstraße 16 (Kaiserplatz)
60311 Frankfurt am Main

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

Shinkin International Ltd.
4th Floor, River Plate House
7-11 Finsbury Circus
London EC2M 7YA

Société Générale
29, Boulevard Haussmann
75009 Paris 17

Standard Chartered Bank
6 Battery Road
#03-00
Singapore 049909

Standard Bank Plc
20 Gresham Street
London EC2V 7JE

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

LEGAL ADVISERS

Legal Department
African Development Bank
Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

To the Issuer as to English law and US Federal law
Linklaters LLP
One Silk Street
London EC2Y 8HQ

To the Dealers as to English law
and US Federal Tax law
Allen & Overy LLP
One Bishops Square
London E1 6AD

ISSUING AND PAYING AGENT AND REGISTRAR

Citibank, N.A.
Citigroup Centre
Canary Wharf
London E14 5UB

TRANSFER AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

PAYING AGENTS

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

The Bank of New York Mellon
Rue Montoyerstraat, 46
B-1000 Brussels
Belgium

AUDITORS TO THE BANK

KPMG Audit
1, Cours Valmy
92923 Paris
La Défense Cedex
France

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

RF64051

Printed by Royle Financial Print

EXHIBIT C

SUBSCRIPTION AGREEMENT

To: Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.

(the **Lead Managers**)

and: BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

(the **Co-Lead Managers** and, together with the Lead Managers, the **Managers**)

23 February 2011

Dear Sirs,

African Development Bank (the **Bank**) proposes, pursuant to a Dealer Agreement (the **Dealer Agreement**, which expression shall include any amendments or supplements thereto or restatements thereof) dated 8 September 2009 and made between, among others, the Bank and the Dealers party thereto, to issue U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016 (the **Notes**). The Notes are issued as part of the Global Debt Issuance Facility and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms of the Notes are as set out under the heading "Terms and Conditions" in the Information Memorandum relating to the Global Debt Issuance Facility dated 8 September 2009 and in the pricing supplement dated 23 February 2011 attached hereto.

Subject to receipt by each Manager, in form reasonably satisfactory to such Manager, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Managers jointly and severally agree to subscribe and pay for the Notes on 25 February 2011 (the **Closing Date**) at the subscription price of 99.718 per cent. (being the issue price of 99.843 per cent. less the combined management and underwriting commission of 0.125 per cent.) plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Managers to subscribe and pay for the Notes is conditional upon the receipt by the Managers of the following documentation:

(a) Legal Opinion of General Counsel and Director, Legal Services Department of the Bank;

(b) Legal Opinion of Allen & Overy LLP, English law advisers to the Managers; and

(c) Officer's (closing) Certificate.

The arrangements in relation to the expenses relating to the issue of Notes have been separately agreed between the Bank and the Lead Managers pursuant to an expenses side letter dated the date of this Agreement.

Notwithstanding anything herein contained, the Managers or the Bank (after prior consultation with each other) may, by notice to the Bank or the Managers, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Managers or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank and/or the Managers, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement) be released and discharged from their respective obligations under or pursuant to this Agreement.

In accordance with the restrictions set out in Schedule 1 of the Dealer Agreement, the Managers agree that they will notify Citibank, N.A., London as issuing and paying agent of the completion of distribution of the Notes subscribed and paid by them hereunder.

In connection with the issue and distribution of the Notes, Daiwa Capital Markets Europe Limited (the **Stabilising Manager**) (or any person acting for the Stabilising Manager) at their discretion may, to the extent permitted by and in accordance with applicable laws and regulations, over-allot and/or effect transactions in the open market or otherwise with a view to stabilising or maintaining the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time. In relation to any such over-allotment or stabilisation the Stabilising Manager (or any person acting for the Stabilising Manager) shall be deemed to act for their own account and not as agent of the Bank or the Managers and any loss resulting from such over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be retained, by the Stabilising Manager (and/or any person acting for the Stabilising Manager) for their own account. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$1,000,000,000.

This Agreement, as to which time shall be of the essence, and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,



....

African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: ....

(Duly authorised)

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

....

African Development Bank

BY: CHARLES O. BOAMAH
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank



By: ....

(Duly authorised)

PRICING SUPPLEMENT

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable

30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a)	If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b)	Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.		If non-syndicated, name of Dealer:	Not Applicable
38.		Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable

44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	No

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: ______________________________

Duly Authorised

EXHIBIT D

AFRICAN DEVELOPMENT BANK

LEGAL SERVICES DEPARTMENT

TEMPORARY RELOCATION AGENCY
15 AVENUE DE GHANA
B.P. 323 TUNIS
1002 TUNIS BELVEDERE
TUNISIA

TELEPHONE: (216) 71 10 20 32
FAX: (216) 71 83 02 04



OFFICE OF THE GENERAL COUNSEL

DATE: 25 February 2011
REF: GECL/KG/nm/let/06/11

Daiwa Capital Markets Europe Limited
Deutsche Bank AG
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the **Lead Managers**)

and

BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank
(the **Co-Lead Managers**, and together with the **Lead Managers**, the **Managers**)

Dear Sirs,

AFRICAN DEVELOPMENT BANK
U.S.$1,000,000,000 2.5 per cent Global Notes due 15 March 2016
Issued pursuant to the Global Debt Issuance Facility for issues of Notes with maturities of one day or longer
Series 387

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "**Bank**"), in connection with the issue by the Bank of USD 1,000,000,000 2.5 per cent Global Notes due 15 March 2016 (the "**Notes**") issued pursuant to the Bank's Global Debt Issuance Facility for issues of Notes with maturities of one day or longer (the "**Facility**").

For the purposes of this opinion, I have examined, *inter alia*, the following:

(a) The Agreement Establishing the African Development Bank (the "**Bank Agreement**") in its present form and the current By-Laws of the Bank including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b) Resolution B/BD/2010/28 of the Board of Directors of the Bank adopted on 1 December 2010 approving the Bank's borrowing programme for the year 2011;

(c) the opinion of the General Counsel of the Bank (the "**General Counsel**"), dated 19 December 2001, given in connection with the Facility (the "**Original Opinion**");

(d) the opinion of the General Counsel dated 8 September 2009, given in connection with the update of the Facility (the "**Update Opinion**");

(e) the subscription agreement dated 23 February 2011 relating to the Notes (the "**Subscription Agreement**");

(f) the pricing supplement dated 23 February 2011 relating to the Notes (the "**Pricing Supplement**); and

(g) the legal opinion of Allen & Overy LLP dated 25 February 2011.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion.

Having examined the foregoing, I am of the opinion that:

(i) in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though: (a) the statements made in the Original Opinion and the Update Opinion were made by me on the date hereof; and (b) the Original Opinion and the Update Opinion were addressed to the Managers;

(ii) the Subscription Agreement and the Pricing Supplement have been duly authorised and executed, and delivered by or on behalf of the Bank;

(iii) the Subscription Agreement constitutes a valid, legally binding and enforceable obligation of the Bank and that the performance thereof is within the capacity and power of the Bank;

(iv) the Notes will constitute direct, general and unconditional obligations of the Bank which (a) rank *pari passu* among themselves and (b) will at all times rank at least *pari passu* with all other outstanding obligations of the Bank except to the extent that such other outstanding obligations are by their terms expressed to be subordinated in right of payment;

(v) all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and the Pricing Supplement, for the issuance of the Notes, and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(vi) the Notes constitute valid and legally binding obligations of the Bank which are enforceable in accordance with their terms and conditions; and

(vii) the execution and delivery of the Subscription Agreement and the Pricing Supplement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under, any agreement or instrument to which the Bank is a party or to which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation, judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person. With respect to the opinion expressed in paragraph (vi) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under Section 9(a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied with respect to matters of English law, upon the aforementioned opinion of Allen & Overy LLP.

Yours faithfully,



Kalidou GADIO
General Counsel


SEC Mail Processing
RECEIVED
MAR 0 8 2011
WASH. D.C.
189
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF
AFRICAN DEVELOPMENT BANK

In respect of its

USD1,000,000,000 2.50 per cent Global Notes due 15 March 2016

Filed pursuant to Rule 3 of Regulation AFDB

DATED: FEBRUARY 25, 2011

0014686-0000739 ICM:12083497.4

The following information regarding the 2.50 per cent. Global Notes due 15 March 2016 (herein referred to as the "**Notes**") of the African Development Bank (the "**Bank**") is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Pricing Supplement (attached hereto as Exhibit A) and an Information Memorandum (attached hereto as Exhibit B).

Item 1. Description of Obligations

(a) through (h)

See the Information Memorandum, pages 10-24 and the Pricing Supplement.

(i) Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB.

Item 2. Distribution of Obligations

(a) See the Pricing Supplement under the caption "Distribution", items 36-38.

On February 23, 2011 the Bank entered into a Subscription Agreement with Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, HSBC Bank plc and J.P. Morgan Securities Ltd. (herein referred to as the "**Lead Managers**") and BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Mizuho International plc and Standard Chartered Bank (herein referred to as the "**Co-Lead Managers**" and, together with the Lead Managers, the "**Managers**"), upon the terms set forth in said Subscription Agreement (attached hereto as Exhibit C).

(b) See the Information Memorandum, page 3, and the Pricing Supplement, item 36(b). The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD1,000,000,000.

(c) Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Proceeds to the Bank*
Per Unit	99.843%	0.125%	99.718%
Total	$998,430,000	U.S.$1,250,000	$997,180,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

A management and underwriting commission of 0.125% was paid.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees**	$120,000
Total	$120,000

Item 6. Application of Proceeds

See the Information Memorandum page 27.

Item 7. Exhibits

A. Copy of Pricing Supplement, dated February 23, 2011.

B. Copy of Information Memorandum, dated September 8, 2009.

C. Copy of the Subscription Agreement, dated February 23, 2011.

D. Copy of Opinion dated February 25, 2011, of the General Counsel and Director, Legal Services Department of the Bank, as to the legality of the Notes.

---

* Without deducting expenses of the Bank

** The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2011 Borrowing Programme.

EXHIBIT A

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011.
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable

24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late	Not Applicable

payment:

31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable
44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would	No

allow Eurosystem eligibility:

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: 

Duly Authorised

EXHIBIT B

INFORMATION MEMORANDUM


BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT BANK

African Development Bank

Global Debt Issuance Facility

For issues of Notes with maturities of one day or longer

This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the Euro MTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to the official list of the Luxembourg Stock Exchange (the "Official List") and to trading on the regulated market of the Luxembourg Stock Exchange. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. References in this Information Memorandum to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange's regulated market. The Facility provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Bank and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Facility. The applicable Pricing Supplement in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Information Memorandum supersedes and replaces the Information Memorandum dated 8 July 2008.

Arranger

Citi

Dealers

Australia and New Zealand Banking Group Limited
Barclays Capital
Citi
Credit Suisse
Goldman Sachs International
J.P. Morgan
Mizuho International plc
Nomura International
Société Générale Corporate & Investment Banking
Standard Chartered Bank

BofA Merrill Lynch
BNP PARIBAS
Commerzbank
Daiwa Securities SMBC Europe
HSBC
Mitsubishi UFJ Securities International plc
Morgan Stanley
Shinkin International
Standard Bank
TD Securities

Information Memorandum dated 8 September 2009

The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Bank in connection with the Programme.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 8 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, United States persons.

Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "€" are to the lawful currency of the Member States of the European Union that have adopted the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Pricing Supplement (or any person(s) acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the Pricing Supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or any agent of such Stabilising Manager(s)) in accordance with all applicable laws and rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i) the most recent publicly available information statement (the "Information Statement") of the Bank, beginning with the Information Statement dated 10 August 2009;

(ii) the most recently published financial statements and reports of the independent auditors of the Bank contained in the annual reports of the Bank;

(iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

(iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

TABLE OF CONTENTS

SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 24 hereof.

Issuer	African Development Bank.
Arranger	Citigroup Global Markets Limited.
Dealers	Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.
Issuing and Paying Agent	Citibank, N.A. and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Registrar	Citibank, N.A. and/or such other registrar as may be specified in the relevant Pricing Supplement.
Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Listing Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Facility Amount	Notes may be issued and outstanding in an unlimited aggregate principal amount.
Availability	The Facility will be continuously available and will be uncommitted.
Form of Notes	The Notes may be issued in bearer form or in registered form. Notes in registered form may not be exchanged for Notes in bearer form. Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited (if the Notes are not intended to be issued in NGN form) with a common depositary for Euroclear Bank SA/NV, ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system or (if the Notes are intended to be issued in NGN form) with a common safekeeper for Euroclear or Clearstream, Luxembourg. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms. Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.
Clearing Systems	Notes shall be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust Company and, outside the United States, the systems operated by Euroclear, Clearstream, Luxembourg and, in Australia, the system operated by Austraclear Limited.

Status of Notes	Notes may be issued as senior notes ("Senior Notes") or subordinated notes ("Subordinated Notes") and will be direct, unsecured and general obligations of the Bank. The Senior Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.
Interest Rates	Notes may be interest bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.
Variable Coupon Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at a discount to par and will not bear interest.
Variable Redemption Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Other Notes	Terms applicable to High Interest Notes, Low Interest Notes, Step-up Notes, Step-Down Notes, Dual Currency Notes, Reverse Dual Currency Notes, Optional Dual Currency Notes, Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.
Negative Pledge	The Notes have the benefit of a negative pledge in respect of Relevant Indebtedness as more fully described under "Terms and Conditions of the Notes".
Events of Default	The events of default under the Notes are as specified below under "Terms and Conditions of the Notes".
Cross Default	Notes will be issued with the benefit of a cross-default provision, as described under "Terms and Conditions of the Notes".
Currencies	Notes may be denominated in such currency or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including, without limitation, the Euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the Singapore Dollar, the Swiss Franc, the Australian Dollar and the New Zealand Dollar), subject to compliance with all applicable legal or regulatory requirements.

Issuance in Series	Notes will be issued in a series (each a "Series"). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may comprise one or more tranches ("Tranches" and each, a "Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.
Issue Price	Notes may be issued at par or at a discount or premium to par. Partly paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Maturity of Notes	Notes may be issued with maturities of one day or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.
Denominations	Notes will be issued in such denominations as may be agreed between the Bank and the relevant Dealer and as specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.
Early Redemption	Early redemption will be permitted only to the extent specified in the relevant Pricing Supplement and then only subject to any applicable legal or regulatory limitations.
Redemption	Notes may be redeemable at par or at such other redemption amount as may be specified in the relevant Pricing Supplement.
Taxation	Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.
Governing Law	The Notes, all related contractual documentation and any non-contractual obligations arising out of or in connection with the Notes or such related contractual documentation will be governed by, and construed in accordance with, English law, except as otherwise specified in the relevant Pricing Supplement.
Listing and Trading	Each Series of Notes may be listed and traded on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.
Terms and Conditions	The terms and conditions applicable to each Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such Series, and will be specified in the relevant Pricing Supplement. The Terms and Conditions applicable to each Series will therefore be those set out on pages 10 to 24 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.
Enforcement of Notes in Global Form	In the case of Notes in global form, individual investors' rights will be governed by a Deed of Covenant dated 8 September 2009 and available for inspection at the specified office of the Issuing and Paying Agent.

Pricing Supplements	The commercial terms of each trade will be set forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and (ii) act as a mechanism for listing the Notes. For the purpose of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive, all references in this document to "Pricing Supplement" should be read and construed as references to "Final Terms".
Selling Restrictions	The Dealers have undertaken to comply with appropriate UK, US, Australian and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1. General

Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an issuing and paying agency agreement dated 8 September 2009 (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York Mellon as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York Mellon in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale à Luxembourg, société anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale à Luxembourg, société anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Couponholders" and the "Coupons", respectively), appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "Talons") for further Coupons are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2. Form, Denomination and Title

The Notes will be issued in bearer form or in registered form and, in the case of Definitive Notes, serially numbered, in the Specified Denomination (as specified below) and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon. In these Conditions, "Specified Denominations" means the denomination or denominations specified on such Note.

Bearer Notes

Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

(i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

(ii) if so specified in the relevant Pricing Supplement, definitive notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement provided such period is no more than 60 days, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

(i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

(ii) any of the circumstances described in Condition 8 has occurred and is continuing.

In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 8 September 2009 and executed and delivered by the Bank in relation to the Notes.

Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes, Coupons or Talons signify the bearers of such Bearer Notes, such Coupons or such Talons.

The Holder of any Bearer Note, Coupon or Talon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a

denomination of more than US$500,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 5, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3. Status, Negative Pledge and Undertaking

Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank *pari passu* and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu*

without any preference one above the other by reason of priority of date of issue, currency, payment or otherwise with Senior Notes of the Bank.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any Relevant Indebtedness issued, assumed or guaranteed by the Bank, unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such Relevant Indebtedness.

In these Conditions:

Relevant Indebtedness means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market having an original maturity of more than one year from its original date of issue.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of, or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such call proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account, provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to the obligation of the Bank in respect of Senior Notes in right of payment and, accordingly, the Bank will not make any payment to the holders of Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or are adequately (in the opinion of the Board of Directors of the Bank), provided for. The Bank shall within a reasonable time of any such call apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately (in the opinion of the Board of Directors of the Bank) provide for, all of the Senior Notes outstanding at the date of such call. Notwithstanding the foregoing the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4. Interest

Each Fixed Rate Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

Each Floating Rate Note and Index Linked Interest Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

ISDA Determination for Floating Rate Notes: Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph, "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Pricing Supplement

(y) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

Screen Rate Determination for Floating Rate Notes: Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of

Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield as provided in the relevant Pricing Supplement.

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to this Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under the Conditions.

If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the

nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

As soon as practicable after the Relevant Time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to this Condition 4, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 8, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

Calculation Agent and Reference Banks: The Bank shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Bank shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

Interest — Supplemental Provision

The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest bearing.

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET2 system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/Actual (ISDA)" or "Actual/Actual" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified in the relevant Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Pricing Supplement in relation to Notes other than Fixed Rate Notes, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \text{ x } (Y_2 - Y_1)] + [30 \text{ x } (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30

(vi) if "30/360" is specified in the relevant Pricing Supplement in relation to Fixed Rate Notes, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360;

(vii) if "30E/360" or "Eurobond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30

(viii) if "30E/360 (ISDA)" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30

(ix) if "Actual/Actual-ICMA" is specified in the relevant Pricing Supplement,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such in the relevant Pricing Supplement or, if none is so specified, the Interest Payment Date

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if

appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4.

"TARGET2 System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System or any successor thereto.

5. Redemption and Purchase

Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons in the open market, by private treaty, tender offer or otherwise. Any Notes or Coupons so purchased may be held or resold or, at the discretion of the Bank, delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 5, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

Optional Early Redemption (Put)

If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series by giving to the Bank, in accordance with Condition 11, not less than 15 nor more than 30 days' notice of its intention to exercise the option, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal

amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

If the relevant Pricing Supplement so specifies, then the Bank may, having given:

(i) not less than 15 nor more than 30 days' notice to the Holders of the Notes in accordance with Condition 11; and

(ii) not less than 15 days before the giving of the notice referred to in (i) above, notice to the Issuing and Paying Agent, and

subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

(i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

(ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or by a reduction in nominal amount, at their discretion); and

(iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) *pro rata* to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 2 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6. Payments

Bearer Notes

Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents outside the United States.

Payment of amounts due in respect of interest on Bearer Notes will be made:

(i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

(ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

(iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

Payments of interest in US dollars in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that such payments may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Bank.

No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which either the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment or, if the face value of the missing unmatured Coupons cannot be determined, the missing unmatured Coupons will become void. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking

Day before the due date for such payment (the "Record Date") provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a payment in euro, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately preceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

7. Prescription

Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8. Repayment in the Event of Default

Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Côte d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes and such failure continues for a period of 90 days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for 90 days,

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all the defaults in relation to such Notes shall have been cured.

9. Replacement of Notes and Coupons

If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10. Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of Coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11. Notices

Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the *Financial Times*) and (ii) so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made.

Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Côte d'Ivoire (Attention: Vice President for Finance)); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12. Further Issues

The Bank may from time to time, without the consent of the Noteholders or Couponholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13. Governing Law and Jurisdiction

The Notes, the Coupons, the Issuing and Paying Agency Agreement and any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes, the Coupons or the Issuing and Paying Agency Agreement, including any non-contractual obligations arising out of or in connection with the Notes, the Coupons and the Issuing and Paying Agency Agreement, ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Each Series of Notes in bearer form will initially be represented by a Temporary Global Note in bearer form without Coupons which will:

(i) if the Global Notes are intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the original issue date of the Notes to a common safekeeper (the "Common Safekeeper") for Euroclear and Clearstream, Luxembourg; and

(ii) if the Global Notes are not intended to be issued in NGN form, be delivered to a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or prior to the original issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date of the Series represented by such Temporary Global Note upon certification as to non-US beneficial ownership. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

In the event that a Global Note is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. A Noteholder who holds a principal amount of less than the minimum Specified Denomination will not receive a Definitive Note in respect of such holding and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Payments

No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership. All payments in respect of

Notes represented by a Global Note will be made, if the Global Note is not intended to be issued in NGN form, against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

Notices

So long as any Notes are represented by a Global Note and such a Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Terms and Conditions or by delivery of the relevant notice to the holder of the Global Note.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Interest Rate Risks

An investment in Notes the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Bank at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Bank and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Structure Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors – Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the

future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and, in the case of Structured Notes, the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity and/or investors who are required to use the mark to market valuation of their holding of the Notes for accounting purposes.

Exchange Rate Risks and Exchange Controls

As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency

(the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Minimum Specified Denominations

In relation to any issue of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such case a Noteholder who, as a result of such trading amounts, holds a principal amount of less than the minimum Specified Denomination (as defined in the Terms and Conditions) will not receive a Definitive Note in respect of such holding (should Definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

TAXATION

GENERAL

Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Facility, and the relevant Pricing Supplement may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Notes as are issued thereunder. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and Issue Price (as defined below under "*Original Issue Discount – General*") and that will hold the Notes as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Bank; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder. Moreover, the summary deals only with Notes with a term of 30 years or less. The U.S. federal income tax consequences of owning Notes with a longer term may be discussed in the applicable Pricing Supplement.

This summary is based on the U.S. Internal Revenue Code of 1986 (the "Code"), proposed, temporary and final U.S. Treasury regulations (together, the "U.S. Treasury Regulations") promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Information Memorandum. All of the foregoing are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes, Notes with long maturities or, in some cases, Subordinated Notes may be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its tax adviser with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its tax adviser with respect to the U.S. state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (y) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "*Original Issue Discount – General*"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

If an interest payment is denominated in, or determined by reference to, a foreign currency, in the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

In the case of (i) a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and (ii) a cash basis U.S. Holder required to accrue OID (as defined below) in respect of any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).

Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "*Original Issue Discount – Variable Rate Notes*".

In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an "instalment obligation") will be treated as a Discount Note if the excess of the Note's stated redemption price at maturity over its issue price is equal to or greater than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the weighted average maturity of the Note. A Note's weighted average maturity is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. Unless the election described below under "*Election to Treat All Interest as OID*" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to

the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated *pro rata* on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a Note (other than a Note that is subject to the CPDI Regulations, as described below) that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "*Payments of Interest*" above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Note or a sale or disposition of the Note), a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Fungible Issue. The Issuer may, without the consent of the Holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed-Linked Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date (or, in the case of an instalment obligation, the weighted average maturity) and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate"; and (c) the Note does not provide for any principal payments that are contingent (other than as described in (a) above).

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not

more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the Bank or a related party (such as dividends, profits or the value of the Bank's stock). A variable rate will not fail to be an objective rate merely because it is based on the credit quality of the Issuer. A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note which is unconditionally payable in cash or property (other than debt instruments of the Bank) at least annually will constitute qualified stated interest and will be taxed accordingly. The amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of (i) a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or, (ii) in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not otherwise exempt from the contingent payment debt instrument rules, then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a

contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously accrued on the Note. The "comparable yield" is the annual yield that the Bank would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

Under the non-contingent bond method, the Bank would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must include each non-contingent payment and an estimated amount for each contingent payment, and must produce the comparable yield. The comparable yield and Schedule will be available from the Bank by submitting a written request for such information to Vice President, Finance, 15 Avenue de Ghana, B.P. 323, 1002 Tunis Belvedere, Tunisia, Telephone: +216 71 102 803, Fax: +216 71 330 598 and E-mail: mtn-desk@afdb.org and back-office@afdb.org.

THE COMPARABLE YIELD AND SCHEDULE WILL NOT BE DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF CONTINGENT NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND WILL NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO THE HOLDERS OF THE NOTES.

The use of the comparable yield and the calculation of the Projected Payments will be based upon a number of assumptions and estimates and will not be a prediction, representation or guarantee of the actual amounts of interest that may be paid to a U.S. Holder or the actual yield of the Notes. A U.S. Holder will generally be bound by the comparable yield and the Schedule determined by the Bank, unless the U.S. Holder determines its own comparable yield and projected payment schedule and explicitly discloses such schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. The Issuer's determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other comparable yield or projected payment schedule should be used instead.

If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). Any negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. Holder has a net positive or negative adjustment for that year. However, any negative adjustment that is carried forward to a taxable year in which the Contingent Note is sold, exchanged or retired, to the extent not applied to OID accrued for such year, reduces the U.S. Holder's amount realised on the sale, exchange or retirement. As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent

bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part.

Special rules apply to determine the accrual of OID, and the amount, timing, source and character of any gain or loss on a Note subject to the CPDI regulations that is denominated in a foreign currency (a "Foreign Currency Contingent Note"), including certain non-contingent Notes whose payments are denominated in, or are determined by reference to, more than one foreign currency. The rules applicable to Foreign Currency Contingent Notes are complex, and U.S. Holders are urged to consult their tax advisers concerning the application of these rules.

Under these rules, a U.S. Holder of a Foreign Currency Contingent Note will generally be required to accrue OID in the foreign currency in which the Foreign Currency Contingent Note is denominated (i) at a yield at which the Bank would issue a fixed rate debt instrument denominated in the same foreign currency with terms and conditions similar to those of the Foreign Currency Contingent Note, and (ii) in accordance with a projected payment schedule determined by the Bank, under rules similar to those described above. The amount of OID on a Foreign Currency Contingent Note that accrues in any accrual period will be the product of the comparable yield of the Foreign Currency Contingent Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Foreign Currency Contingent Note. The adjusted issue price of a Foreign Currency Contingent Note will generally be determined under the rules described above, and will be denominated in the foreign currency of the Foreign Currency Contingent Note.

OID on a Foreign Currency Contingent Note will be translated into U.S. dollars under translation rules similar to those described above under "*Payments of Interest*". Any positive adjustment (i.e. the excess of actual payments over projected payments) in respect of a Foreign Currency Contingent Note for a taxable year will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account or, if earlier, the date on which the Foreign Currency Contingent Note is disposed of. The amount of any negative adjustment on a Foreign Currency Contingent Note (i.e. the excess of projected payments over actual payments) that is offset against accrued but unpaid OID will be translated into U.S. dollars at the same rate as which such OID was accrued. To the extent a net negative adjustment exceeds the amount of accrued but unpaid OID, the negative adjustment will be treated as offsetting OID that has accrued and been paid on the Foreign Currency Contingent Note, and will be translated into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. Any net negative adjustment carry forward will be carried forward in the relevant foreign currency.

Prospective purchasers should consult their tax advisers regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Facility.

Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Solely for the purposes of determining whether such a Note has OID, the Bank will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note. Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their tax advisers, since the OID consequences of acquiring, holding, and disposing of such Notes will depend, in part, on the particular terms and features of the purchased Notes.

Short-Term Notes. Short Term Notes (i.e., Notes that have a fixed maturity of one year or less) will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Note on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note. This election will apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "*Original Issue Discount – General*" with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. However, if this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisers concerning the propriety and consquences of this election.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount (or, for a Discount Note, its stated redemption price at maturity) may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and any such bond premium that is taken into account currently will reduce interest income in units of foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the amount offset multiplied by the difference between the spot rate in effect on the date of the offset, and the spot rate in effect on the date the Notes were acquired by the U.S. Holder. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Notes other than Contingent Payment Notes and Foreign Currency Contingent Notes. A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by a cash basis U.S. Holder or an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the

sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date of sale, retirement or disposition of the Note or (2) in the case of a Note traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "*Original Issue Discount-General*". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments).

Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to significant limitations).

Contingent Notes. Gain from the sale or retirement of a Contingent Note will be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total interest inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss realised by a U.S. Holder on the sale or retirement of a Contingent Note will generally be foreign source.

A U.S. Holder's tax basis in a Contingent Note will generally be equal to its cost, increased by the amount of interest previously accrued with respect to the Note (determined without regard to any positive or negative adjustments reflecting the difference between actual payments and Projected Payments), increased or decreased by the amount of any positive or negative adjustment that the Holder is required to make to account for the difference between the Holder's purchase price for the Note and the adjusted issue price of the Note at the time of the purchase, and decreased by the amount of any Projected Payments scheduled to be made on the Note to the U.S. Holder through such date (without regard to the actual amount paid).

Foreign Currency Contingent Notes. Upon a sale, exchange or retirement of a Foreign Currency Contingent Note, a U.S. Holder will generally recognise taxable gain or loss equal to the difference between the amount realised on the sale, exchange or retirement and the U.S. Holder's tax basis in the Foreign Currency Contingent Note, both translated into U.S. dollars as described below. A U.S. Holder's tax basis in a Foreign Currency Contingent Note will equal (i) the cost thereof (translated into U.S. dollars at the spot rate on the issue date), (ii) increased by the amount of OID previously accrued on the Foreign Currency Contingent Note (disregarding any positive or negative adjustments and translated into U.S. dollars using the exchange rate applicable to such OID) and (iii) decreased by the projected amount of all prior payments in respect of the Foreign Currency Contingent Note. The U.S. dollar amount of the projected payments described in clause (iii) of the preceding sentence is determined by (i) first allocating the payments to the most recently accrued OID to which prior amounts have not already been allocated and translating those amounts into U.S. dollars at the rate at which the OID was accrued and (ii) then allocating any remaining amount to principal and translating such amount into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. For this purpose, any accrued OID reduced by a negative adjustment carry forward will be treated as principal.

The amount realised by a U.S. Holder upon the sale, exchange or retirement of a Foreign Currency Contingent Note will equal the amount of cash and the fair market value (determined in foreign currency) of any property received. If a U.S. Holder holds a Foreign Currency Contingent Note until its scheduled maturity, the U.S. dollar equivalent of the amount realised will be determined by separating such amount realised into principal and one or more OID components, based on the principal and OID comprising the U.S. Holder's basis, with the amount realised allocated first to OID (and allocated to the most recently accrued amounts first) and any remaining amounts allocated to principal. The U.S. dollar equivalent of the amount realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be determined in a similar manner but will first be allocated to principal and then any accrued OID (and will be allocated to the earliest accrued amounts first). Each component of the amount realised will be translated into U.S. dollars using the exchange rate used with respect to the corresponding principal or accrued OID. The amount of any gain realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be equal to the excess of the amount realised over the holder's tax basis, both expressed in foreign currency, and will be translated into U.S. dollars using the spot rate on the payment date. Gain from the sale or retirement of a Foreign Currency Contingent Note will generally be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total OID inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss (other than loss treated as capital loss) realised by a U.S. Holder on the sale or retirement of a Foreign Currency Contingent Note will generally be foreign source. Any capital loss will generally be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of Foreign Currency Contingent Notes.

A U.S. Holder will also recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the receipt of foreign currency in respect of a Foreign Currency Contingent Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to the principal or accrued OID to which such payment relates.

Disposition of Foreign Currency

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of a Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income and other tax consequences of owning Notes.

Taxation provisions of the Agreement

The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes that are paid to U.S. Holders and are made within the United States or by certain U.S. or U.S.-controlled paying agents. The Bank is not subject to

the reporting requirements, and the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders if such returns are otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9, will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their tax advisors regarding the applicability and consequences of information reporting and backup withholding.

A U.S. taxpayer that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. Holder may be required to treat a foreign currency exchange loss from the Notes as a reportable transaction if the loss exceeds U.S.$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. In the event the acquisition, holding or disposition of Notes constitutes participation in a reportable transaction for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Accordingly, if a U.S. Holder realises a loss on any Note (or, possibly, aggregate losses from the Notes) satisfying the monetary thresholds discussed above, the U.S. Holder could be required to file an information return with the IRS, and failure to do so may subject the U.S. Holder to the penalties described above. In addition, the Issuer and its advisers may also be required to disclose the transaction to the IRS, and to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Notes.

RELATED DERIVATIVES TRANSACTIONS

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

SUBSCRIPTION AND SALE

Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in a dealer agreement dated 8 September 2009 (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will *inter alia* make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

United Kingdom

Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Dealer has acknowledged that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended the "FIEA"). Accordingly, each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 or 1949, as amended)) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws, regulations and ministerial guidelines of Japan.

Singapore

Each Dealer has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, each Dealer has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

1. to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 (1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;
2. where no consideration is or will be given for the transfer; or
3. where the transfer is by operation of law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been, or will be, lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue, sale or purchase in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia,

unless:

(i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

(ii) such action complies with applicable laws, regulations and directives; and

(iii) such action does not require any documents to be lodged with ASIC.

New Zealand

Each Dealer has acknowledged that the Information Memorandum has not been, nor will be, registered with the New Zealand Registrar of Companies pursuant to the Securities Act 1978 of New Zealand. Accordingly, each Dealer has represented and agreed that:

(a) it has not offered for sale, or transferred, and will not directly or indirectly offer for sale, or transfer, any Notes to any member of the public in New Zealand; and

(b) it will not distribute, publish, deliver or disseminate the Information Memorandum, any pricing supplement or any information or other material that may constitute an advertisement (as defined in the Securities Act 1978 of New Zealand) in relation to any offer of the Securities in New Zealand;

in any such case, other than:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978 of New Zealand;

(b) to persons who are each required to pay a minimum subscription price of at least NZ$500,000.00 for the Notes (disregarding any amount lent by the offeror, the Bank or any associated person of the offeror or the Bank) before the allotment of those Notes; or

(c) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Canada

Each Dealer has acknowledged, represented and agreed that no prospectus in relation to the Notes has been filed with the securities regulatory authority in any province or territory of Canada. The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer has acknowledged, represented and agreed, and each further Dealer appointed under the Facility will be required to represent and agree, that it has not offered, sold or distributed any Notes, directly or indirectly, in Canada or to, or for the benefit of, any resident thereof, except in compliance with applicable securities laws in Canada or any province or territory of Canada.

Each Dealer has agreed not to distribute or deliver the Information Memorandum or any other offering material relating to the Notes, in Canada in contravention of the securities laws of Canada or any province of territory thereof.

Notes offered in Canada may be subject to additional Canadian selling restrictions as the Bank and relevant Dealer may agree as indicated in the relevant Pricing Supplement. Each Dealer will be required to agree that it will offer, sell or distribute such Notes only in compliance with such additional Canadian selling restrictions and only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made.

FORM OF PRICING SUPPLEMENT

Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated [ ]

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of [Aggregate Principal Amount of Series]
[Title of Notes]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum [as so supplemented].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.*]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated 8 September 2009 [and the supplemental Information Memorandum dated [ ]], save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	Issuer:	African Development Bank
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ] [Note – where multiple denominations above €50,000 are being used, the following sample wording should be used: "€50,000 and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued in excess of [€99,000].
7.	(i) Issue Date:	[ ]

	(ii) Interest Commencement Date:	[ ]
8.	*Maturity Date:	[*(for Fixed Rate Notes) specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[*specify reference rate*] +/–[ ] per cent. Floating Rate] [Zero Coupon] [Index-Linked Interest] [Dual Currency Interest] [Variable Coupon Amount] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Variable Redemption Amount] [Partly Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/Subordinated]
14.	Listing and Trading:	[The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments/other (*specify*)/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly/other (*specify*)] in arrear]
	(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]][, not adjusted]
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amount which do not correspond with the Fixed Coupon Amount*[(*s*)] and the Interest Payment Date(s) to which they relate]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or other (*specify*)] (*Consider if day count fraction, particularly for Euro denominated issues, should be on an Actual/ Actual basis*)
	(vi) Determination Date(s):	[ ] [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon N.B. only relevant where Day Count Fraction is Actual/ Actual (ICMA)*]

* If the maturity date of the Notes issued in bearer form is one year or less select at No. 44 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17. **Floating Rate Note Provisions**	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
(i) Interest Period(s):	[ ]
(ii) Specified Interest Payment Dates:	[ ]
(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(iv) Business Centre(s):	[ ]
(v) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
(vi) Interest Period Date(s):	[Not Applicable/*specify dates*]
(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Issuing and Paying Agent):	[ ]
(viii) Screen Rate Determination:	
– Relevant Time:	[ ]
– Interest Determination Date:	[[ ] [TARGET] Business Days [in [*specify city for Specified Currency*]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
(ix) ISDA Determination:	
– Floating Rate Option:	[ ]
– Designated Maturity:	[ ]
– Reset Date:	[ ]
– ISDA Definitions (if different from those set out in the Conditions:	[ ]

	(x) Relevant Margin(s):	[+/–][ ] per cent. per annum
	(xi) Minimum Rate of Interest:	[ ] per cent. per annum
	(xii) Maximum Rate of Interest:	[ ] per cent. per annum
	(xiii) Day Count Fraction:	[ ]
	(xiv) Rate Multiplier:	[ ]
	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Amortisation Yield:	[ ] per cent. per annum
	(ii) Day Count Fraction:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ]
19.	**Index-Linked Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv) Interest Period(s):	[ ]
	(v) Specified Interest Payment Dates:	[ ]
	(vi) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(vii) Business Centre(s):	[ ]
	(viii) Minimum Rate of Interest:	[ ] per cent. per annum
	(ix) Maximum Rate of Interest:	[ ] per cent. per annum
	(x) Day Count Fraction:	[ ]
20.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
	(v) Day Count Fraction:	[ ]
21.	**Variable Coupon Amount Notes**:	[Applicable/Not Applicable] [*If applicable, describe provisions*]

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
	(iii) If redeemable in part:	
	(a) Minimum nominal amount to be redeemed:	[ ]
	(b) Maximum nominal amount to be redeemed:	[ ]
	(iv) Option Exercise Date(s):	[ ]
	(v) Description of any other option of the Bank:	[ ]
	(vi) Notice period (if other than as set out in the Conditions):	[ ]
23.	**Put Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
	(iii) Option Exercise Date(s):	[ ]
	(iv) Description of any other Noteholders' option:	[ ]
	(v) Notice period (if other than as set out in the Conditions):	[ ]
24.	**Final Redemption Amount of each Note**	[Par/*other*/see Appendix]
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ]
26.	**Variable Redemption Amount Notes**:	[Applicable/Not Applicable] [*If applicable, describe provisions*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Global Note.] [Temporary Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice.] [Permanent Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Bearer Global Note].
	Registered Notes:	
	Registrar and Transfer Agents	[*Name and specified offices*]
	(i) DTC Application	[Yes/No/*give details*]
	(ii) Australian Domestic Notes:	[Yes/No] [*If yes, set out relevant provisions*]
	[(b) New Global Note:	[Yes/No]]
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate*]
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	[Not Applicable/*give details including of any minimum or maximum instalment amount*]
32.	Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
33.	Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
34.	Other terms or special conditions:	[Not Applicable/*give details including any details relevant to Other Notes, being Notes of a type not specifically contemplated elsewhere in this Pricing Supplement*]
35.	Governing law:	[English/*please specify*]

DISTRIBUTION

36.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]

37.	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
38.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

39.	ISIN Code:	[ ]
40.	Common Code:	[ ]
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
42.	Delivery:	Delivery [against/free of] payment
43.	Changes to the Agent(s) (if any):	[ ]
44.	Applicable TEFRA Rules:	D Rules/Not Applicable
45.	Additional United States Federal Income Tax Consequences:	[Not Applicable/*give details*]
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	[Yes/No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form*]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since [*insert date of last published audited accounts*].

AUDITORS

The annual accounts of the Bank for the financial years ended [*insert year*] and [*insert year*], respectively, have been audited by [*insert name of auditors*].

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By:____

Duly Authorised

GENERAL INFORMATION

1. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

4. There has been no material adverse change in the financial position of the Bank since 31 December 2008.

5. The annual accounts of the Bank for the financial years ended 31 December 2007 and 31 December 2008, respectively, have been audited by KPMG Audit.

6. For so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at and, (in the case of items (b), (e) and (f) available from) the specified office of the Paying Agent in Luxembourg:

(a) the Dealer Agreement;

(b) the latest Annual Report of the Bank;

(c) the Issuing and Paying Agency Agreement;

(d) the Deed of Covenant;

(e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

(f) the Information Memorandum and any supplements thereto; and

(g) the Information Statement and any amendments or supplements thereto.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg which are the entities in charge of keeping the records. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorise each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

PRINCIPAL OFFICE OF THE BANK

African Development Bank
01 B. P. 1387 Abidjan
Côte d'Ivoire

Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

THE ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

THE DEALERS

Australia and New Zealand Banking Group Limited
Level 2, 20 Martin Place
Sydney NSW 2000
Australia

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
Kaiserstraße 16 (Kaiserplatz)
60311 Frankfurt am Main

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

Shinkin International Ltd.
4th Floor, River Plate House
7-11 Finsbury Circus
London EC2M 7YA

Société Générale
29, Boulevard Haussmann
75009 Paris 17

Standard Bank Plc
20 Gresham Street
London EC2V 7JE

Standard Chartered Bank
6 Battery Road
#03-00
Singapore 049909

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

LEGAL ADVISERS

Legal Department
African Development Bank
Temporary Relocation Agency
15 Avenue du Ghana BP 323
1002 Tunis Belvedere
Tunisia

To the Issuer as to English law and US Federal law
Linklaters LLP
One Silk Street
London EC2Y 8HQ

To the Dealers as to English law and US Federal Tax law
Allen & Overy LLP
One Bishops Square
London E1 6AD

ISSUING AND PAYING AGENT AND REGISTRAR

Citibank, N.A.
Citigroup Centre
Canary Wharf
London E14 5UB

TRANSFER AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

PAYING AGENTS

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

The Bank of New York Mellon
Rue Montoyerstraat, 46
B-1000 Brussels
Belgium

AUDITORS TO THE BANK

KPMG Audit
1, Cours Valmy
92923 Paris
La Défense Cedex
France

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

RF64051

Printed by Royle Financial Print

EXHIBIT C

SUBSCRIPTION AGREEMENT

To: Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.

(the **Lead Managers**)

and: BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

(the **Co-Lead Managers** and, together with the Lead Managers, the **Managers**)

23 February 2011

Dear Sirs,

African Development Bank (the **Bank**) proposes, pursuant to a Dealer Agreement (the **Dealer Agreement**, which expression shall include any amendments or supplements thereto or restatements thereof) dated 8 September 2009 and made between, among others, the Bank and the Dealers party thereto, to issue U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016 (the **Notes**). The Notes are issued as part of the Global Debt Issuance Facility and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms of the Notes are as set out under the heading "Terms and Conditions" in the Information Memorandum relating to the Global Debt Issuance Facility dated 8 September 2009 and in the pricing supplement dated 23 February 2011 attached hereto.

Subject to receipt by each Manager, in form reasonably satisfactory to such Manager, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Managers jointly and severally agree to subscribe and pay for the Notes on 25 February 2011 (the **Closing Date**) at the subscription price of 99.718 per cent. (being the issue price of 99.843 per cent. less the combined management and underwriting commission of 0.125 per cent.) plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Managers to subscribe and pay for the Notes is conditional upon the receipt by the Managers of the following documentation:

(a) Legal Opinion of General Counsel and Director, Legal Services Department of the Bank;

(b) Legal Opinion of Allen & Overy LLP, English law advisers to the Managers; and

(c) Officer's (closing) Certificate.

The arrangements in relation to the expenses relating to the issue of Notes have been separately agreed between the Bank and the Lead Managers pursuant to an expenses side letter dated the date of this Agreement.

Notwithstanding anything herein contained, the Managers or the Bank (after prior consultation with each other) may, by notice to the Bank or the Managers, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Managers or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank and/or the Managers, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement) be released and discharged from their respective obligations under or pursuant to this Agreement.

In accordance with the restrictions set out in Schedule 1 of the Dealer Agreement, the Managers agree that they will notify Citibank, N.A., London as issuing and paying agent of the completion of distribution of the Notes subscribed and paid by them hereunder.

In connection with the issue and distribution of the Notes, Daiwa Capital Markets Europe Limited (the **Stabilising Manager**) (or any person acting for the Stabilising Manager) at their discretion may, to the extent permitted by and in accordance with applicable laws and regulations, over-allot and/or effect transactions in the open market or otherwise with a view to stabilising or maintaining the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time. In relation to any such over-allotment or stabilisation the Stabilising Manager (or any person acting for the Stabilising Manager) shall be deemed to act for their own account and not as agent of the Bank or the Managers and any loss resulting from such over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be retained, by the Stabilising Manager (and/or any person acting for the Stabilising Manager) for their own account. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$1,000,000,000.

This Agreement, as to which time shall be of the essence, and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,



....

African Development Bank

BY: CHARLES O. BOAMAH
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: ....

(Duly authorised)

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

....

African Development Bank

BY: **CHARLES O. BOAMAH**
Acting Vice President, Finance

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

23 February 2011

Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities Ltd.
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank

By: ....



(Duly authorised)

PRICING SUPPLEMENT

Pricing Supplement dated 23 February 2011

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$1,000,000,000 2.50 per cent. Global Notes due 15 March 2016

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 September 2009. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:		African Development Bank
2.	(a)	Series Number:	387
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars
4.	Aggregate Nominal Amount:		
	(a)	Series:	U.S.$1,000,000,000
	(b)	Tranche:	U.S.$1,000,000,000
5.	(a)	Issue Price:	99.843 per cent. of the Aggregate Nominal Amount
	(b)	Net proceeds:	U.S.$998,430,000 (prior to the deduction of any fees)
6.	Specified Denominations:		Integral multiples of U.S.$1,000 up to and including U.S.$1,000,000,000
7.	(a)	Issue Date:	25 February 2011
	(b)	Interest Commencement Date:	25 February 2011
8.	Maturity Date:		15 March 2016
9.	Interest Basis:		2.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior, unsecured
14.	Listing and Trading:	The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(a)	Rate(s) of Interest:	2.50 per cent. per annum payable semi-annually in arrear
	(b)	Interest Payment Date(s):	15 March and 15 September in each year up to and including the Maturity Date with the first such Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011 (long first coupon), subject to the Following Business Day Convention
	(c)	Fixed Coupon Amount(s):	U.S.$12.50 per U.S.$1,000 in Nominal Amount
	(d)	Broken Amount(s):	U.S.$13.89 per U.S.$1,000 in Nominal Amount payable on 15 September 2011 in respect of the Interest Period commencing on and including the Interest Commencement Date and ending on, but excluding, 15 September 2011
	(e)	Day Count Fraction:	30/360
	(f)	Determination Date(s):	Not Applicable
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index-Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable
21.	**Variable Coupon Amount Notes:**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount of each Note**	U.S.$1,000 per U.S.$1,000 in Nominal Amount
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
26.	**Variable Redemption Amount Notes:**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	(a) Form of Notes:	
	Bearer Notes:	Not Applicable
	Registered Notes:	Applicable
	Registrar and Transfer Agents	Registrar: Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB Transfer Agent: Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg
	(i) DTC Application	Yes
	(ii) Australian Domestic Notes:	No
	(b) New Global Note:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City. For the purposes of Condition 6, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London and New York
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable

30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
31.	Details relating to Instalment Notes: Instalment Amount, date on which each payment is to be made (Instalment Date):	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English

DISTRIBUTION

36.	(a) If syndicated, names of Managers:	Daiwa Capital Markets Europe Limited Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. BNP Paribas Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Mizuho International plc Standard Chartered Bank
	(b) Stabilising Manager (if any):	Daiwa Capital Markets Europe Limited
37.	If non-syndicated, name of Dealer:	Not Applicable
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAK55
40.	Common Code:	059524534
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	DTC, CUSIP: 00828EAK5 WKN: A1GMWS
42.	Delivery:	Delivery against payment
43.	Changes to the Agent(s) (if any):	Not Applicable

44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable
46.	Intended to be held in a manner that would allow Eurosystem eligibility:	No

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial position of the Bank since 31 December 2009.

AUDITORS

The annual accounts of the Bank for the financial years ended 31 December 2008 and 31 December 2009, respectively, have been audited by KPMG Audit.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: ____

Duly Authorised

EXHIBIT D

AFRICAN DEVELOPMENT BANK

LEGAL SERVICES DEPARTMENT

TEMPORARY RELOCATION AGENCY
15 AVENUE DE GHANA
B.P. 323 TUNIS
1002 TUNIS BELVEDERE
TUNISIA



TELEPHONE: (216) 71 10 20 32
FAX: (216) 71 83 02 04

OFFICE OF THE GENERAL COUNSEL

DATE: 25 February 2011
REF: GECL/KG/nm/let/06/11

Daiwa Capital Markets Europe Limited
Deutsche Bank AG
HSBC Bank plc
J.P. Morgan Securities Ltd.
(the **Lead Managers**)

and

BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
Mizuho International plc
Standard Chartered Bank
(the **Co-Lead Managers**, and together with the **Lead Managers**, the **Managers**)

Dear Sirs,

AFRICAN DEVELOPMENT BANK
U.S.$1,000,000,000 2.5 per cent Global Notes due 15 March 2016
Issued pursuant to the Global Debt Issuance Facility for issues of Notes with maturities of one day or longer
Series 387

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "**Bank**"), in connection with the issue by the Bank of USD 1,000,000,000 2.5 per cent Global Notes due 15 March 2016 (the "**Notes**") issued pursuant to the Bank's Global Debt Issuance Facility for issues of Notes with maturities of one day or longer (the "**Facility**").

For the purposes of this opinion, I have examined, *inter alia*, the following:

(a) The Agreement Establishing the African Development Bank (the "**Bank Agreement**") in its present form and the current By-Laws of the Bank including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b) Resolution B/BD/2010/28 of the Board of Directors of the Bank adopted on 1 December 2010 approving the Bank's borrowing programme for the year 2011;

(c) the opinion of the General Counsel of the Bank (the "**General Counsel**"), dated 19 December 2001, given in connection with the Facility (the "**Original Opinion**");

(d) the opinion of the General Counsel dated 8 September 2009, given in connection with the update of the Facility (the "**Update Opinion**");

(e) the subscription agreement dated 23 February 2011 relating to the Notes (the "**Subscription Agreement**");

(f) the pricing supplement dated 23 February 2011 relating to the Notes (the "**Pricing Supplement**); and

(g) the legal opinion of Allen & Overy LLP dated 25 February 2011.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion.

Having examined the foregoing, I am of the opinion that:

(i) in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though: (a) the statements made in the Original Opinion and the Update Opinion were made by me on the date hereof; and (b) the Original Opinion and the Update Opinion were addressed to the Managers;

(ii) the Subscription Agreement and the Pricing Supplement have been duly authorised and executed, and delivered by or on behalf of the Bank;

(iii) the Subscription Agreement constitutes a valid, legally binding and enforceable obligation of the Bank and that the performance thereof is within the capacity and power of the Bank;

(iv) the Notes will constitute direct, general and unconditional obligations of the Bank which (a) rank *pari passu* among themselves and (b) will at all times rank at least *pari passu* with all other outstanding obligations of the Bank except to the extent that such other outstanding obligations are by their terms expressed to be subordinated in right of payment;

(v) all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and the Pricing Supplement, for the issuance of the Notes, and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(vi) the Notes constitute valid and legally binding obligations of the Bank which are enforceable in accordance with their terms and conditions; and

(vii) the execution and delivery of the Subscription Agreement and the Pricing Supplement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under, any agreement or instrument to which the Bank is a party or to which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation, judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person. With respect to the opinion expressed in paragraph (vi) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under Section 9(a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied with respect to matters of English law, upon the aforementioned opinion of Allen & Overy LLP.

Yours faithfully,



Kalidou GADIO
General Counsel